   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996

                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                         CARIBINER INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7389                    13-3466655
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                              16 WEST 61ST STREET
                         NEW YORK, NEW YORK 10023-7604
                                (212) 541-5300
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               ----------------

                               ARTHUR F. DIGNAM
     EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER
                         CARIBINER INTERNATIONAL, INC.
                              16 WEST 61ST STREET
                         NEW YORK, NEW YORK 10023-7604
                                (212) 541-5300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                       COPIES OF ALL COMMUNICATIONS TO:
          BURTON LEHMAN, ESQ.                  MICHAEL W. BLAIR, ESQ.
       SCHULTE ROTH & ZABEL LLP                 DEBEVOISE & PLIMPTON
           900 THIRD AVENUE                       875 THIRD AVENUE
       NEW YORK, NEW YORK 10022               NEW YORK, NEW YORK 10022
            (212) 758-0404                         (212) 909-6000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                           PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)    PRICE(2)       FEE
----------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................  2,159,930 shares    $48.0625    $103,811,636   $31,459

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(1) Includes 281,730 shares which may be purchased by the Underwriters from the Registrant pursuant to an over-allotment option. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended using the average of the high and low sales price on the New York Stock Exchange on December 17, 1996.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 20, 1996
PROSPECTUS
----------
                                1,878,200 SHARES

               [CARIBINER INTERNATIONAL, INC. LOGO APPEARS HERE]

                                  COMMON STOCK
                                  ------------

  Of the 1,878,200 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Caribiner International, Inc. (together with its direct and indirect wholly-owned subsidiaries, "Caribiner" or the "Company") offered hereby (the "Offering"), 1,750,000 shares are being offered by the Company and 128,200 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange under the trading symbol "CWC." On December 18, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $48.25. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" COMMENCING ON PAGE 11 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                           PROCEEDS TO
                                                PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                                                 PUBLIC      DISCOUNT(1)   COMPANY(2)(3)   STOCKHOLDERS
-------------------------------------------------------------------------------------------------------
 Per Share.................................       $              $              $              $
-------------------------------------------------------------------------------------------------------
 Total (3).................................      $              $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, including expenses of Selling Stockholders (other than Underwriting Discount and other
    commissions) estimated at $    .
(3) The Company and one of the Selling Stockholders have granted to the several Underwriters a 30-day option to purchase up to an aggregate of 281,730 additional shares of Common Stock to cover over-allotments, if any, of which 81,730 shares of Common Stock will be offered by the Company if all such additional shares are purchased. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to
    Company and Proceeds to Selling Stockholders will be $    , $    , $
    and $    , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about       , 1997.
                                  -----------
MERRILL LYNCH & CO.
                     ALEX. BROWN & SONS
                        INCORPORATED
                                          FURMAN SELZ
                                                        SCHRODER WERTHEIM & CO.

                                  -----------
                  The date of this Prospectus is       , 1997.

  The photographs presented on the inside front cover and inside back cover of this Prospectus depict events and projects produced by Caribiner International, Inc. and are not necessarily indicative of future projects, if any, to be produced for such clients.

  Caribiner designed and developed a Glove Box Video for each of the 1997 Ford Expedition, Mercury Mountaineer and Lincoln Mark VIII. In each case Caribiner handled virtually every aspect of the project from the initial concept through final production. A video accompanies the sale of each new vehicle and demonstrates the features, advantages and benefits of the vehicle to the buyer.

[PHOTOGRAPH APPEAR HERE]

  Caribiner serves ARAMARK on-site at its corporate headquarters in Philadelphia. Work produced for ARAMARK includes: trade-show design, training, interactive technologies, video production, brochure design and printing, and on-going communication services.


[PHOTOGRAPH APPEAR HERE]

  Caribiner produced the 1995 McDonald's Operations Road Tour that traveled to five different locations in the U.S. and Canada and was performed 13 times for a total audience of nearly 10,000 store managers and operations personnel. The tour was designed to motivate, train, and inspire the attendees toward higher levels of achievement. Caribiner developed creative concepts and all staging and logistical support for the tour. Production elements included original video, executive speech writing, casting and development of original music, comedy and other theatrical components.

[PHOTOGRAPH APPEAR HERE]

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus. As used in this Prospectus, the terms "fiscal 1992," "fiscal 1993," "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to the Company's fiscal years ended September 30, 1992, 1993, 1994, 1995 and 1996, respectively. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, as used in this Prospectus, the terms "Company" and "Caribiner" mean Caribiner International, Inc., together with its direct and indirect wholly-owned subsidiaries.

                                  THE COMPANY

  Caribiner is a leading international producer of meetings, events and training programs and a provider of related business communications services that enable businesses to inform, sell to and train their sales forces, dealers, franchisees, partners, stockholders and employees. The Company believes its principal strengths are the depth of its creative and production talent, its ability to consistently meet its clients' objectives and expectations and its ability to manage effectively and reliably a number of complex large-scale projects contemporaneously. Caribiner's clients are typically large companies that have a business need to communicate with sizable internal and external constituencies on a regular basis and include some of the world's largest companies in diverse industries. Major clients include the Ford Motor Co. (automotive), International Business Machines Corporation ("IBM") (information technology), Parke-Davis (pharmaceuticals), Holiday Inn Worldwide (lodging), Shell Oil Company (petroleum) and McDonald's Corporation (fast food). The Company has offices in Atlanta, Boston, Columbia (MD), Columbia
(SC), Dallas, Detroit, Houston, Los Angeles, New York, Orlando, Rolling Meadows
(IL), San Francisco and White Plains (NY) in the U.S., as well as in London, Dubai and Hong Kong.

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through additional domestic and international acquisitions. Caribiner's revenue has grown from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $99.8 million for the nine months ended June 30, 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $167.7 million for the nine months ended June 30, 1996. (See "Unaudited Pro Forma Consolidated Financial Information.") For a discussion of the Company's fiscal 1996 results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Fiscal 1996 Financial Results."

  Business activities and events that generate a need for business communications services include sales meetings, product launches, training and education of employees and dealers, development of strategic and organizational communications, conferences, stockholder meetings and other executive management presentations that are used to convey important information about the business and/or its products. Although no firm data exists with respect to the size of the business communications services industry and the number and size of competitors within the industry, management believes, based on its experience in the industry, that the business communications services industry in the United States and abroad is highly fragmented, that no one participant or small number of participants is dominant in the industry and that its competitors consist primarily of small, regional firms that do not have the resources to provide the full range of services offered by the Company.

  The Company offers a wide range of business communications services, including conceptualizing, planning and producing corporate meetings and events and providing audio visual equipment rentals, sales and related staging services for such meetings and events, developing training and educational materials relating to new job skills, products, systems and organizational processes, handling internal corporate communications and creating interactive trade show exhibits. The Company believes it has benefited from a trend among major corporations toward increased corporate outsourcing of meetings, events, training and communications. These services are delivered in all forms of media, including film, interactive technologies (including CD-ROM), videotape, slides, computer graphics and animation, print and multimedia. Examples of such engagements include:

  . The production of the automobile introduction shows for the complete line of 1997 Ford Motor Co. vehicles, which were attended by approximately 8,000 dealers and their guests and Ford employees in San Francisco over a two-week period in August, 1996. Beginning eight months prior to the introductions, the Company's personnel worked closely with Ford's management and product teams to develop the messages and themes which the automobile maker wanted to communicate to its dealers. Caribiner designed and constructed all sets and stage layouts, drafted corporate speeches made by Ford's management, choreographed the unveiling of the new 1997 vehicles to the dealers, produced several audio/visual presentations and arranged for live entertainment.

  . The introduction to approximately 1,400 sales people from two leading pharmaceutical companies of a new jointly-promoted product in February, 1996 in Orlando, Florida. Within the span of two months, the Company produced the entire event, which was designed to educate each of the companies' sales forces regarding a new antihistamine product. The Company custom-built and designed several meeting areas within a single large convention center, designed an interactive computer video game to test the sales persons' knowledge of the product, produced sketches to demonstrate the product's advantages over competing products, produced several videos, arranged for live entertainment and drafted speeches made by the companies' senior managers.

  . The development and delivery in October, 1995 of three interactive multimedia CD-ROM-based courses for a retailer focusing on product identification, customer service and technical equipment and procedures specific to a cashier's job. The courses utilized digital audio, still images, text and/or video and assessment questions.

  . The design of a 3,200 square foot exhibit for Philip Morris Companies, Inc. for use at the October, 1995 National Association of Convenience Stores trade show, which was attended by approximately 14,000 people, as well as the production of two videos and the design and supervision of all on-site activities, including two interactive exhibits.

  . The provision by Total Audio Visual Services ("TAVS") (a business acquired by the Company in September, 1996) of over 5,000 pieces of audio visual equipment (including data projectors, video walls, concert sound systems, overhead projectors and flip charts) to Computer Associates International, Inc. in connection with its CA World '96 annual users' conference in New Orleans in August, 1996, which was attended by approximately 10,000 people. The Company also provided staging and convention and trade show support services with approximately 150 technicians and other personnel on site.

COMPETITIVE POSITION

  Market leader. As a leading international provider of business communications services in a highly fragmented industry, the Company believes it offers a full range of business communications services and a depth and breadth of creative, production, technical and organizational expertise that most of the Company's competitors lack. Caribiner has established a track record of success in executing projects of various types and sizes, including multi-million dollar events, in a number of industries. Caribiner's projects are frequently high profile events where senior executives of a client, often the CEO, are presenting new information to the audience. As a result, Caribiner believes that confidence in a business communications services provider and its ability to execute effectively are of critical importance to clients. In addition, the Company believes that it has an advantage over smaller competitors in that its resources permit it to seek out and manage a number of large-scale projects contemporaneously. From fiscal 1993 to fiscal 1996, the number of clients to whom the Company provided services during the year grew from 65 to over 300.

  Strong client relationships. The Company's capabilities have resulted in its developing long-standing relationships and significant levels of revenue with numerous major clients. In fiscal 1996, Caribiner had revenue in excess of $1 million from each of 24 clients, the majority of which Caribiner has had relationships with for several years, compared with nine such clients in fiscal 1993. These 24 clients contributed revenue of

$109.8 million in fiscal 1996. Such large accounts are often developed as a result of the Company's efforts to penetrate a number of different divisions and departments within a client. For example, for its largest client, Ford Motor Co., in fiscal 1996 Caribiner executed 160 projects of various sizes for numerous individual buyers of services in 21 Ford business units, including Ford Corporate, Ford Division, Lincoln-Mercury Division, Ford Fleet and Lease, Ford Export and Ford Credit.

  Expanding national and international presence. As part of the Company's strategy to expand its client base, increase its range of services and broaden its geographic coverage, over the last three years Caribiner has opened new offices in Boston, San Francisco, White Plains (NY) and Hong Kong, and acquired offices in Los Angeles, Atlanta, Dallas, Houston, Orlando, Columbia (MD) and Columbia (SC) in the U.S. and in London and Dubai internationally. This expansion has provided strategic and operational benefits, which include enabling the Company to service clients more effectively by being in closer proximity to them, enabling the Company to serve the international needs of its clients, expanding and diversifying the Company's client base, securing the services of the acquired business' key executives and sales personnel, reducing costs by centralizing finance, administration and information technology functions and realizing purchasing advantages associated with increased economies of scale. The Company has also expanded the business communications services which it offers to clients to include the provision of audio visual equipment rentals and related staging services through its recent acquisition of TAVS.

GROWTH STRATEGY

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through domestic and international acquisitions. To achieve this goal, Caribiner plans to
(i) increase penetration of existing accounts, (ii) develop new large accounts,
(iii) continue to diversify the range of services offered and (iv) continue expansion domestically and internationally through acquisitions and the opening of new offices.

  Increase penetration of existing accounts. The Company believes that it has demonstrated the ability to increase its penetration of existing accounts and to solve a wide range of business communications needs for its clients. The Company has identified and utilized a number of ways to establish and build a client relationship with a large account including:

  . securing a "blanket purchase order" or other agreement which enables decision makers within a client to award business to Caribiner without going through a bidding or selection process;

  . establishing a local presence to be in close proximity to a client and to ensure rapid response to clients; and

  . establishing an outsourcing relationship with a client for specific communications needs.

As a result, the Company has entered into agreements with several key accounts for a variety of business communications services. The terms of these agreements provide either specific event and service commitments or blanket purchase order arrangements, though these agreements are generally terminable by the client on short notice and do not provide for minimum levels of revenue. The Company had seven such agreements in place with clients at the end of fiscal 1996, as compared to two such agreements at the end of fiscal 1994.

  Develop new large accounts. The Company intends to develop new large accounts by continuing to target clients that have significant or potentially significant business communications needs. The Company utilizes a number of techniques to develop new large accounts, including responding to requests for proposals, becoming a part of a company's regular "bid" list, pursuing client referrals, identifying prospects through research of a potential client's business communications needs (e.g., the status of product launches) and actively marketing to potential new clients. Sales and marketing personnel in each of Caribiner's offices identify potential client relationship opportunities and promote Caribiner's expertise and range of services.

  Continue to diversify the range of services offered. Caribiner believes there are significant opportunities to increase its penetration of accounts by promoting its capabilities in areas such as employee training and education and corporate communications, which can be utilized by clients either in conjunction with meetings and events or separately from them. Revenue for the Company's "non-meetings" business has increased from a relatively insignificant amount in fiscal 1993 to $18.0 million in fiscal 1995 and $33.5 million in fiscal 1996. Caribiner believes that continued efforts to promote its non-meetings business will result in increased usage of the Company's wide range of business communications services, strengthen ongoing client relationships and further expand its revenue base. Caribiner also believes there are attractive opportunities to continue expanding its position as a provider of audio visual equipment rentals and related staging services through internal growth and acquisitions. The Company believes that these services complement its other "meetings-related" activities.

  Continue expansion domestically and internationally. Caribiner intends to continue to expand domestically and internationally by making acquisitions in the business communications services industry and opening new offices to service existing or potential new clients. In making acquisitions, the Company will continue to focus on companies that have an existing or potential client base that lends itself to increased penetration subsequent to acquisition and that are in attractive markets. The Company believes that numerous acquisition candidates are available as a result of the fragmented nature of the industry. During the last three fiscal years, the Company opened four offices, made nine acquisitions and acquired a contractual client relationship with a major corporation from another business communications services provider.

  Caribiner believes that its future worldwide opportunities are significant as a result of the global marketing approach undertaken by its clients as well as the size of the international business communications market.

RECENT ACQUISITIONS

  Since January, 1996, the Company has completed four acquisitions. These acquisitions have broadened the business communications services offered by the Company, provided the Company with a significant international presence and enabled the Company to obtain relationships with large new clients.

  The TAVS Acquisition. In September, 1996, the Company acquired TAVS, a leading provider of audio visual equipment rentals and related staging services, including hotel audio visual outsourcing services, in the United States. The acquisition of TAVS enables the Company to offer its own audio visual equipment and staging services for use at meetings and events serviced by the Company and reduce the Company's reliance on third party vendors. The Company also believes that since many TAVS' clients are hotel properties whose business customers tend to book hotel facilities well in advance of meetings and events, and often prior to contacting a business communications services provider, it will have opportunities to benefit from cross-referral of customers. TAVS reported revenue of approximately $45.9 million for the year ended December 31, 1995.

  The Spectrum Acquisition. In June, 1996, the Company acquired SCH International Limited ("Spectrum"), a leading London-based producer of meetings and events and provider of other business communications services, with a significant presence in the United Kingdom and Europe. Spectrum owns Spectrum Communications Limited and Mark Wallace Associates Limited ("MWA") in London and a joint venture interest in Spectrum Communications LLC in Dubai. The acquisition of Spectrum allowed the Company to establish an international presence and will enable it to serve the global needs of its domestic clients. Spectrum reported revenue of approximately $20.5 million for the nine months ended March 31, 1996.

  The Lighthouse Acquisition. In June, 1996, the Company acquired Lighthouse, Ltd. ("Lighthouse"), a leading midwestern business communications services provider. The Company integrated its Chicago office with the Lighthouse headquarters in Rolling Meadows, Illinois and such acquisition has enabled it to further expand its presence in the midwestern U.S. Lighthouse reported revenue of approximately $10.4 million for the year ended December 31, 1995.

  The Koors Perry Acquisition. In January, 1996, the Company acquired Koors Perry & Associates, Inc. ("Koors Perry"), a regional business communications services provider based in Atlanta, Georgia. The Company integrated Koors Perry with its Atlanta office and has used it as a base from which to expand its presence in the southeastern U.S. Koors Perry reported revenue of approximately $8.9 million for the nine months ended September 30, 1995.

RECENTLY ANNOUNCED PURCHASE AGREEMENT

  In December, 1996, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Blumberg Communications Inc. ("Blumberg"), a provider of audio visual equipment rentals and sales, production staging services and hotel audio visual outsourcing services in the upper mid-west and southern U.S. The closing of the acquisition is subject to certain conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Upon consummation of the acquisition, the Company intends to integrate Blumberg's operations with its existing operations and to expand its presence in the geographic regions which Blumberg presently serves. Blumberg reported revenue of $42.3 million for the year ended May 31, 1996.

BACKGROUND

  The Company was founded in 1989 by its Chairman of the Board and Chief Executive Officer, Raymond S. Ingleby, under the name Ingleby Enterprises Inc. and adopted its present name in December, 1995. The Company became a leader in the business communications market in June, 1992 when it acquired Caribiner, Inc., which was founded in 1970.

  In March, 1996, the Company consummated an initial public offering (the "Initial Public Offering") of its Common Stock, which included the sale by the Company of 2,878,014 shares of Common Stock. In connection with the Initial Public Offering, certain stockholders of the Company sold an additional 646,963 shares of Common Stock.

RISK FACTORS

  There are important risks associated with the Company's business, financial results and ability to implement its growth strategy. These risks include (i) uncertainties concerning the Company's ability to sustain, manage and finance future growth, (ii) the Company's current reliance on a small number of clients for a significant portion of its revenue, (iii) the Company's vulnerability to quarterly fluctuations in revenue, operating income and net income as a result of many factors, including the timing of clients' meetings and events and delays in or cancellations of clients' product launches and events and (iv) the dependence of the Company's success on its executive officers and other key employees, in particular Raymond S. Ingleby, its Chairman of the Board and Chief Executive Officer. Before purchasing shares of Common Stock offered hereby, prospective investors should consider carefully all of the information set forth in this Prospectus including, in particular, the information set forth under "Risk Factors."

                                  THE OFFERING

Common Stock offered:
  By the Company...................  1,750,000 shares
  By the Selling Stockholders......    128,200 shares
                                    -----------------
    Total..........................  1,878,200 shares
                                    =================
Common Stock to be outstanding
 after the
 Offering(a)....................... 11,348,656 shares
Use of Proceeds.................... The net proceeds to be received by the
                                    Company in connection with the sale by the
                                    Company of the shares of Common Stock
                                    offered hereby will be used to repay all
                                    outstanding bank borrowings (together with
                                    accrued interest), including indebtedness
                                    expected to be incurred in connection with
                                    the acquisition of Blumberg, to make
                                    additional acquisitions of other companies
                                    in the business communications services
                                    industry, to fund working capital needs and
                                    for general corporate purposes.
                                    As of December 11, 1996, the Company had
                                    outstanding approximately $20.5 million in
                                    the aggregate in bank borrowings (including
                                    accrued interest).
New York Stock Exchange
 Symbol............................ "CWC"

--------
(a) Excludes (i) 14,503 shares of Common Stock reserved for future grant under the Company's Non-Employee Directors' Stock Plan, (ii) 364,000 shares of Common Stock reserved under the Company's 1996 Stock Option Plan, with respect to which options to purchase 184,400 shares of Common Stock have been granted and options to purchase 8,600 shares of Common Stock are currently exercisable and (iii) 9,000 shares of Common Stock reserved pursuant to other options to purchase shares of Common Stock granted by the Company, all of which are currently exercisable. See "Capitalization," "Management--Director Compensation" and "Management--Incentive Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                NINE MONTHS
                                                                   ENDED
                             YEAR ENDED SEPTEMBER 30,            JUNE 30,
                          ----------------------------------  ----------------
                          1992(a)   1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
  Revenue................ $21,760  $50,107  $59,174  $81,131  $52,085  $99,777
  Cost of revenue........  15,767   34,907   39,724   54,312   34,786   66,945
                          -------  -------  -------  -------  -------  -------
  Gross profit...........   5,993   15,200   19,450   26,819   17,299   32,832
  Selling, general and
   administrative
   expenses..............   7,321   12,551   14,349   19,306   13,588   21,575
  Non-cash compensation
   expense(b)............     --       --       --       --       --     1,072
  Depreciation and
   amortization..........   3,064    3,852    2,137    2,330    1,674    2,139
  Write-off of certain
   intangibles(c)........     --     4,614      --       --       --       --
                          -------  -------  -------  -------  -------  -------
   Total operating
    expenses.............  10,385   21,017   16,486   21,636   15,262   24,786
                          -------  -------  -------  -------  -------  -------
  Operating income
   (loss)................  (4,392)  (5,817)   2,964    5,183    2,037    8,046
  Interest expense with
   related parties.......     345    1,435    2,107    2,234    1,670    1,199
  Interest expense,           173      222      502    1,259      813      453
   other................. -------  -------  -------  -------  -------  -------
  Income (loss) before
   taxes.................  (4,910)  (7,474)     355    1,690     (446)   6,394
  Provision (benefit) for
   taxes.................      63       23       62      264      (70)   2,238
                          -------  -------  -------  -------  -------  -------
Net income (loss)......    (4,973)  (7,497)     293    1,426     (376)   4,156
  Preferred stock
   dividends(d)..........    (120)    (517)    (582)    (655)    (484)    (327)
                          -------  -------  -------  -------  -------  -------
  Net income (loss)
   available to common
   stockholders.......... $(5,093) $(8,014) $  (289) $   771  $  (860) $ 3,829
                          =======  =======  =======  =======  =======  =======
  Pro forma net income per common share(e).......    $  0.49  $  0.13  $  0.61
                                                     =======  =======  =======
OPERATING DATA:
  Number of clients for
   the period............               65       73      139
  Number of clients
   providing revenue in
   excess of $1 million
   for the period........                9       10       12
  Number of offices at
   end of period.........                3        5       10
  Number of full-time
   employees at end of
   period................              192      204      250

                                                PRO FORMA, AS ADJUSTED
                                        --------------------------------------
                                                                NINE MONTHS
                                             YEAR ENDED            ENDED
                                        SEPTEMBER 30, 1995(f) JUNE 30, 1996(f)
                                        --------------------- ----------------
PRO FORMA, AS ADJUSTED, STATEMENT OF
OPERATIONS DATA:
  Revenue..............................       $161,367            $167,665
  Operating income.....................          7,468              13,431
  Interest expense.....................            172                 130
  Net income...........................          6,179               8,800
  Net income per common share(h).......           0.54                0.78

                                                             AS OF JUNE 30, 1996
                                                             -------------------
                                                                         PRO
                                                                      FORMA, AS
                                                             ACTUAL  ADJUSTED(I)
BALANCE SHEET DATA:                                          ------- -----------
  Working capital........................................... $15,736  $ 67,955
  Total assets..............................................  99,103   179,580
  Total debt, including accrued interest....................   1,874     1,874
  Stockholders' equity......................................  50,097   129,324

               See Notes to Summary Financial and Operating Data

                 NOTES TO SUMMARY FINANCIAL AND OPERATING DATA

(a) Prior to August, 1993, the Company was wholly-owned by Ingleby Communications Corporation ("ICC") and comprised substantially all of the operations of ICC. On June 30, 1992, the Company completed a private placement of securities to Warburg, the proceeds from which were used in part to acquire Caribiner, Inc. On August 3, 1993, ICC was merged into a wholly-owned subsidiary of the Company. See "The Company."

(b) Non-cash compensation expense for the nine months ended June 30, 1996 of $1.1 million (or $0.09 per share) resulted primarily from the vesting of non-voting common stock issued at a price lower than its fair market value under the Company's 1993 Management Stock Plan (the "Management Stock Plan"), which was terminated upon consummation of the Initial Public Offering.

(c) Reflects adjustment to net realizable value of certain intangibles, principally module and film libraries acquired in purchase business transactions.

(d) All preferred stock was converted into Common Stock in connection with the Initial Public Offering.

(e) Pro forma net income per common share is calculated using the weighted average number of shares of Common Stock outstanding during the period, plus Common Stock issued pursuant to the Management Stock Plan and warrants to purchase Common Stock issued at prices below the Initial Public Offering price of $17.00 per share during the twelve months immediately preceding December 15, 1995 (the initial filing date of the Registration Statement relating to the Initial Public Offering), assuming such Common Stock was outstanding for all periods presented. In addition, pro forma net income per common share assumes conversion of the Company's 11.5% Convertible Promissory Note (the "Convertible Note") and the conversion of all outstanding shares of preferred stock into shares of Common Stock (which, in each case, occurred on March 15, 1996) as if such conversions occurred on October 1, 1994. Accordingly, pro forma net income per common share reflects adjustments (i) to eliminate the interest expense of $1.9 million, $1.4 million and $0.9 million incurred on the Convertible Note during each of fiscal 1995 and the nine months ended June 30, 1995 and 1996, respectively, and (ii) to eliminate accrued preferred stock dividends.

(f) Adjusted for the year ended September 30, 1995 to (i) decrease interest expense and preferred stock dividends by $3.9 million resulting from the repayment of substantially all outstanding bank borrowings and other long-term indebtedness of the Company from the proceeds of the Initial Public Offering and conversion of preferred stock to Common Stock, (ii) reflect the acquisitions of each of Spectrum and TAVS as of October 1, 1994 and
    (iii) decrease pro forma interest expense by $1,197 resulting from the repayment from the proceeds of the Offering of all bank borrowings that would have been incurred in connection with the acquisition of TAVS as if such acquisition had occurred on October 1, 1994. (See "Unaudited Pro Forma Consolidated Financial Information.") No adjustments have been made with respect to the acquisitions of Koors Perry and Lighthouse or the definitive agreement to purchase Blumberg.

(g) Adjusted for the nine months ended June 30, 1996 to (i) decrease interest expense and preferred stock dividends by $1.9 million resulting from the repayment of substantially all outstanding bank borrowings and other long-term indebtedness of the Company from the proceeds of the Initial Public Offering and conversion of preferred stock to Common Stock, (ii) reflect the acquisitions of each of Spectrum and TAVS as of October 1, 1994 and
    (iii) decrease pro forma interest expense by $1,297 resulting from the repayment from the proceeds of the Offering of all bank borrowings that would have been incurred in connection with the acquisition of TAVS as if such acquisition had occurred on October 1, 1994. (See "Unaudited Pro Forma Consolidated Financial Information.") No adjustments have been made with respect to the acquisitions of Koors Perry and Lighthouse or the definitive agreement to purchase Blumberg.

(h) Pro forma, as adjusted, net income per common share has been calculated using the weighted average number of shares of Common Stock outstanding during each of the periods presented, assuming that (i) 2,878,014 shares of Common Stock issued in connection with the Initial Public Offering and (ii) 1,750,000 shares of Common Stock issued in connection with the Offering, were outstanding as of the beginning of each period.

(i) Presented on a pro forma, as adjusted, basis to give effect to the following transactions as if they occurred on June 30, 1996: (i) the acquisition of TAVS, (ii) the receipt by the Company of net proceeds of approximately $79,227 from the sale of 1,750,000 shares of Common Stock offered pursuant to the Offering at an assumed public offering price of $48.25 per share and (iii) the repayment with the proceeds of the Offering of bank borrowings that would have been incurred in connection with the acquisition of TAVS.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business, before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions and
(ii) the Company's ability to control costs and maintain quality. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described below, or otherwise.

ABILITY TO MANAGE AND SUSTAIN GROWTH; GROWTH THROUGH DOMESTIC AND
INTERNATIONAL ACQUISITIONS

  The Company's future growth will depend on the acquisitions of competitors in new and existing markets, the opening of offices in new locations, increased penetration by the Company of existing accounts, development of new large accounts and diversification of services provided. Sustaining growth will also require additional management, operational and financial resources. With respect to the Company's plans to expand its business in part through acquisitions and opening new offices, there can be no assurance that the Company will have sufficient cash flow from operations or will be able to obtain adequate financing to pursue this aspect of the Company's growth strategy. Additionally, there can be no assurance that the Company will successfully identify, complete or integrate acquisitions or that any acquisitions or new offices, particularly those involving new services, such as the provision of audio visual equipment rentals, sales and related staging services, or new markets, such as those overseas, will perform as expected or will contribute significant revenue or profits to the Company. Certain of the businesses recently acquired by the Company reported net losses for their most recent fiscal years prior to being acquired, and the Company's future financial performance will in part depend on its ability to implement operational improvements in, or exploit potential synergies with, these acquired businesses. Since the Initial Public Offering, the Company has, in certain cases, pursued acquisitions of companies larger than those it had previously acquired. Such larger acquisitions may be more complex to integrate with the Company's existing business. The Company's current, and any future, overseas operations also are subject to currency fluctuations and other risks including adverse developments in the foreign political and economic environment, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. Consequently, there can be no assurance that the Company will be able to sustain its rate of growth or that the Company will be able to manage its growth effectively and profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business."

RELIANCE ON LARGE CLIENTS; KEY INDUSTRIES

  A significant portion of the Company's revenue is generated from a small number of large clients. Accordingly, the loss of a large client or clients could have a material adverse effect on the Company. The Company's ten largest clients accounted for approximately 60% of the Company's revenue in fiscal 1996. The Company's three largest clients in fiscal 1996 were the Ford Motor Co., IBM and State Farm Group which accounted for approximately 15%, 13% and 11%, respectively, of the Company's revenue during the fiscal year. The Company's agreements with clients may generally be terminated by the clients on short notice. The Company's revenue is generated in large part from projects executed for clients in the automotive, information technology, insurance, food services, telecommunications and pharmaceutical industries, which accounted for approximately 75%, in the aggregate, of the Company's revenue in fiscal 1996. Accordingly, a trend in any of these industries not to use, or to reduce the use of, business communications services, whether due to adverse business conditions in those industries or otherwise, including the cyclical nature of the automobile industry, could have a material adverse effect on the Company's business. In addition, due to competitive conditions in certain relatively concentrated industries, the Company is in some cases subject to contractual or practical limitations on its ability to perform services for competitors of existing clients. See "Business--Clients."

FLUCTUATIONS IN QUARTERLY AND ANNUAL OPERATING RESULTS; SEASONALITY

  The Company experiences quarterly variations in revenue, operating income and net income as a result of many factors, including the timing of clients' meetings and events, delays in or cancellation of clients' product launches and events, as well as changes in the Company's revenue mix among its various services offered. The Company's reported results for a given quarter are vulnerable to such fluctuation in part because the Company recognizes revenue and production costs under the completed contract method of accounting. See
Note 2 of the Notes to Consolidated Financial Statements of the Company. The Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for that quarter. The Company's business tends to be slower in the first quarter of its fiscal year mainly due to the Thanksgiving and Christmas holidays when clients traditionally stage fewer meetings and events. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." Finally, because some of the events produced for clients by the Company do not occur on an annual or recurring basis, such as a significant corporate anniversary or a product launch, the Company could also experience fluctuations in annual revenue and operating and net income.

EPISODIC NATURE OF BUSINESS

  The Company produces meetings, events, training programs and related business communications services for its clients on a project-by-project basis and does not have long term arrangements or agreements with its clients which require clients to utilize Caribiner on an on-going basis for such clients' business communications needs or which provide for minimum levels of revenue. Although the Company has established some arrangements with clients pursuant to which a client may, at its option, bypass its normal bidding process for a project, generally the Company competitively bids for each project that it produces. Accordingly, there can be no assurance that the Company will maintain its present client relationships or that its clients will retain the services of the Company for its business communications needs even in the case of projects that the Company has in the past produced and which a client may stage on a regular basis.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees and, in particular, of Raymond S. Ingleby, Chairman of the Board and Chief Executive Officer. There can be no assurance that the Company will be able to retain the services of such officers and employees. The failure of the Company to retain the services of Mr. Ingleby and other key personnel could have a material adverse effect on the Company. Mr. Ingleby serves in his capacity with the Company pursuant to an employment agreement expiring on October 1, 1998. The Company has non-competition agreements with certain of its existing key personnel. However, courts are at times reluctant to enforce such agreements. In order to support its growth the Company will, from time to time, be required to recruit, promote and develop additional qualified management personnel. See "Management."

COMPETITIVE INDUSTRY

  The business communications services industry is very competitive. Although the business communications services industry is highly fragmented and the Company competes primarily with small, generally regional firms offering a limited range of services, there are several participants in the industry whose business is national and full service in scope. Management believes that certain competitors have capabilities and resources comparable to and in certain respects greater than those of the Company. The Company also competes with in-house communications staffs of many clients and potential clients. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to service more of their business communications needs internally. See "Business--Competition."

ECONOMIC CONDITIONS; CONCERN FOR TRAVEL SAFETY

  The Company's business is dependent in part on the sale of services to clients in connection with activities that may be decreased during prolonged general economic downturns or significant declines in spending on marketing and sales activities by clients. Accordingly, there can be no assurance that a general economic recession would not have a material adverse effect on the Company. In addition, because a significant portion of the Company's revenue is generated from corporate meetings and events, terrorist threats or other security concerns affecting commercial air travel may have a material adverse effect on the Company.

CONTROL BY EXECUTIVE OFFICERS AND CURRENT STOCKHOLDERS

  Upon completion of the Offering, Warburg, Pincus Investors, L.P. ("Warburg") and executive officers of the Company will own or control approximately 36.4% and 9.0%, respectively, of the Company's outstanding shares of Common Stock (approximately 36.1% and 7.2%, respectively, if the Underwriters' (as defined in "Underwriting") over-allotment option is exercised in full) and will effectively have the ability, under normal circumstances if they act in concert, to continue to elect the Company's Board of Directors and take other corporate actions requiring stockholder approval, as well as effectively to control the direction and policies of the Company. Moreover pursuant to a stockholders agreement (the "Stockholders Agreement") among Warburg, Raymond
S. Ingleby and the Company, for so long as Warburg beneficially owns at least 35%, 20% or 10% of the outstanding shares of Common Stock, it will have the right to designate three nominees, two nominees or one nominee, respectively, for director. At the time of completion of the Offering, the Board of Directors will consist of five persons. After completion of the Offering, the Company intends to nominate and appoint one additional person as a director. So long as Warburg has the right to designate three nominees and the Board is composed of six or fewer members, Warburg will have the ability to block any corporate action requiring Board approval. Such stockholders agreement also provides that, for so long as Mr. Ingleby shall hold office as the Chairman and Chief Executive Officer of the Company, Mr. Ingleby will have the right to designate one nominee for director. There can be no assurance that Warburg and members of management will not decide to sell all or a portion of their respective holdings at a future date. In addition, there can be no assurance that in any transfer of a controlling interest in the Company that any other holders of Common Stock will be allowed to participate in any such transaction or will realize any premium with respect to their shares of Common Stock. The foregoing may have the effect of discouraging or preventing certain types of transactions involving an actual or potential change of control of the Company. See "Certain Relationships and Transactions with Related Persons" and "Principal and Selling Stockholders."

EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Second Restated Certificate of Incorporation (the "Certificate") and Second Amended and Restated By-laws (the "By-Laws") and certain sections of the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's stockholders to change management more difficult. The Certificate and By-Laws require approval of the Chairman of the Board or at least 50% of the members of the Board of Directors in order for a special meeting of stockholders to be called, require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors or to make stockholder proposals and prohibit the stockholders of the Company from taking action by written consent in lieu of a meeting. In addition, the Company's Certificate authorizes the Board of Directors to issue "blank check" preferred stock without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock would be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Company in the future. While the Company has no present intention to issue shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of substantial amounts of the Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have outstanding 11,348,656 shares of Common Stock. The Common Stock offered hereby will be freely tradeable

(other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. In addition, the Common Stock offered pursuant to the Initial Public Offering is freely tradeable (other than by an "affiliate" of the Company) as such term is defined in the Securities Act, without restriction or registration under the Securities Act. All remaining shares may be sold under Rule 144 under the Securities Act, subject to the volume limitations and manner of sale and other restrictions of Rule 144. The Company, the Selling Stockholders, Warburg and all of the Company's directors and executive officers have, subject to certain exceptions in the case of the Company, agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The Company intends to register on Form S-8 approximately 364,000 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan. See "Management--Incentive Plans." The Company also intends to register on Form S-3 (when it becomes so eligible, which is anticipated to be March, 1997) an aggregate of 31,821 shares of Common Stock issued in connection with the acquisition of Lighthouse and shares of Common Stock having a market value of $1.4 million (the actual number of shares of Common Stock to be based on the average closing price per share of the Common Stock for the five business days prior to closing) to be issued in connection with the acquisition of Blumberg. See "Shares Eligible for Future Sale." In addition, the Company has granted to Warburg and Mr. Ingleby certain registration rights with respect to the Common Stock beneficially owned by them. See "Management--Incentive Plans," "Certain Relationships and Transactions with Related Persons," "Shares Eligible for Future Sale" and "Underwriting."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has risen substantially since the Initial Public Offering. Trading prices for the Common Stock could be subject to significant fluctuations due to many factors, including the depth of the market for the Common Stock, investor perception of the Company, fluctuations in the Company's operating results and changes in conditions or trends in the Company's industry or in the industries of any of the Company's significant clients, changes in any securities analysts' estimates of the Company's future performance or general market conditions. In addition, future sales of substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

                                  THE COMPANY

  Caribiner is a leading international producer of meetings, events and training programs and a provider of related business communications services that enable businesses to inform, sell to and train their sales forces, dealers, franchisees, partners, stockholders and employees. The Company believes its principal strengths are the depth of its creative and production talent, its ability to consistently meet its clients' objectives and expectations and its ability to manage effectively and reliably a number of complex, large-scale projects contemporaneously. Caribiner's clients are typically large companies that have a business need to communicate with sizable internal and external constituencies on a regular basis, including some of the world's largest companies in diverse industries. Major clients include the Ford Motor Co. (automotive), IBM (information technology), Parke-Davis (pharmaceuticals), Holiday Inn Worldwide (lodging), Shell Oil Company (petroleum) and McDonald's Corporation (fast food). The Company has offices in Atlanta, Boston, Columbia (MD), Columbia (SC), Dallas, Detroit, Houston, Los Angeles, New York, Orlando, Rolling Meadows (IL), San Francisco and White Plains (NY) in the U.S., as well as in London, Dubai and Hong Kong.

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through additional domestic and international acquisitions. Caribiner's revenue has grown from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $99.8 million for the nine months ended June 30, 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $167.7 million for the nine months ended June 30, 1996. (See "Unaudited Pro Forma Consolidated Financial Information.") For a discussion of the Company's fiscal 1996 results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Fiscal 1996 Financial Results."

  The Company's principal executive offices are located at 16 West 61st Street, New York, New York 10023-7604, and its telephone number at that address is (212) 541-5300.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and estimated offering expenses payable by the Company, are approximately $79.2 million ($83.0 million if the Underwriters exercise their over-allotment option in full), based on an assumed public offering price equal to the closing price as reported on December 18, 1996 on the New York Stock Exchange as set forth on the cover page of this Prospectus ($48.25 per share). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The net proceeds to be received by the Company in connection with the Offering will be used to repay all outstanding bank borrowings (together with accrued interest), including indebtedness expected to be incurred in connection with the acquisition of Blumberg, to make additional acquisitions of other companies in the business communications services industry, to fund working capital needs and for general corporate purposes. As of December 11, 1996, $20.5 million was outstanding under the Company's six-year reducing revolving credit facility (the "Reducing Revolver") (which amount was drawn down to repay indebtedness incurred during fiscal 1996 to finance the acquisition of TAVS). The maturity date of the Reducing Revolver is December 31, 2002 and the interest rate is currently LIBOR plus 1.125%. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.")

  The management of the Company regularly reviews the operations of, and discusses the possibility of acquisitions with, other domestic and international companies in the business communications services industry. However, other than the recent agreement to acquire Blumberg, there are currently no definitive agreements in effect with respect to the acquisition of any such companies.

  Pending application of the net proceeds of the Offering as described above, the Company intends to invest such proceeds in United States government securities and investment grade, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is listed on the New York Stock Exchange under the symbol "CWC." The following table sets forth on a per share basis, for the periods indicated, the high and low sales prices of the Common Stock as reported by the New York Stock Exchange. The Common Stock was not publicly traded prior to the Initial Public Offering.

                                                                  PRICE RANGE
                                                                ---------------
                                                                 HIGH     LOW
                                                                ------- -------
      Fiscal 1996:
        Second Quarter (from March 11, 1996)................... $26 7/8 $21 1/8
        Third Quarter..........................................  36 3/4  24 1/2
        Fourth Quarter.........................................  43      28
      Fiscal 1997:
        First Quarter (through December 18, 1996).............. $49     $41 3/4

  The closing price as reported on December 18, 1996 on the New York Stock Exchange is set forth on the cover page of this Prospectus.

  The Company has not paid any dividends with respect to the Common Stock. The Company presently intends to retain future earnings to finance its growth and development and therefore does not anticipate any cash dividends in the foreseeable future. Payment of future dividends, if any, will depend upon future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate.

                                CAPITALIZATION

  The following table sets forth the actual and pro forma, as adjusted (giving effect to the acquisition of TAVS and to the Offering), capitalization of the Company, on an unaudited basis, as of June 30, 1996 (in thousands, except share data).

                                                                AS OF
                                                            JUNE 30, 1996
                                                         ---------------------
                                                                   PRO FORMA,
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
Short-term debt, including current portion of long-term
 debt................................................... $    691   $    691(a)
                                                         ========   ========
Long-term debt, including accrued interest, net of
 current portion........................................ $  1,184   $  1,184(a)
Stockholders' equity:
 Preferred Stock, $.01 par value; 2,000,000 shares
  authorized; none issued or outstanding................      --         --
 Common Stock; 40,000,000 shares authorized, 9,598,159
  shares issued and
  outstanding (actual) and 11,348,159 shares issued and
  outstanding on a
  pro forma, as adjusted, basis(b)......................       96        114
 Additional paid-in capital.............................   60,582    139,791
 Accumulated deficit....................................  (10,581)   (10,581)
                                                         --------   --------
  Total stockholders' equity............................   50,097    129,324
                                                         --------   --------
    Total capitalization................................ $ 51,281   $130,508
                                                         ========   ========

--------
(a) Gives effect to the application of a portion of the net proceeds to the Company in connection with the Offering to the repayment of $21,000 of indebtedness of the Company incurred in connection with the acquisition of TAVS. On a pro forma, as adjusted basis as of June 30, 1996, the Company would have had cash of $59,583.
(b) The Company has reserved (i) 14,503 shares of Common Stock for future grant under the Non-Employee Directors' Stock Plan and (ii) 364,000 shares of Common Stock for future issuance under the Company's 1996 Stock Option Plan, with respect to which options to purchase 2,500 shares of Common Stock were granted prior to such date. See "Management--Director Compensation" and "Management--Incentive Plans."

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following information sets forth the unaudited pro forma consolidated financial information of the Company for the year ended September 30, 1995 and at and for the nine months ended June 30, 1996. The Unaudited Pro Forma Consolidated Statements of Operations for the year ended September 30, 1995, and the nine months ended June 30, 1996, give effect to (a) the acquisition of Spectrum which occurred as of June 1, 1996, (b) the acquisition of TAVS which occurred on September 27, 1996 and (c) the Offering and the Initial Public Offering, as if such events had occurred on October 1, 1994. No adjustments have been made with respect to the acquisitions of Koors Perry and Lighthouse or the definitive agreement to purchase Blumberg. The Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1996 gives effect to the acquisition of TAVS and the Offering as if such events had occurred on June 30, 1996.

  The unaudited pro forma consolidated financial information is based upon the historical consolidated financial statements of each of the Company, Spectrum and TAVS and should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this Prospectus. The historical financial information of Spectrum has been adjusted for inclusion in the Unaudited Pro Forma Consolidated Financial Information to conform to United States generally accepted accounting principles and has been translated into United States dollars based upon the applicable exchange rates. The Company's historical results of operations for the nine months ended June 30, 1996 include the results of operations of Spectrum since June 1, 1996, its effective date of acquisition. Spectrum's fiscal year-end (June 30) differed from the Company's fiscal year-end (September 30). The Unaudited Pro Forma Consolidated Statements of Operations for the year ended September 30, 1995, and the nine months ended June 30, 1996, include Spectrum's historical results of operations for the year ended June 30, 1995 and the eight months ended May 31, 1996, respectively. Certain amounts in Spectrum's Statement of Operations have been reclassified to conform to the presentation of the Company's Statement of Operations.

  TAVS' fiscal year-end (December 31) differed from the Company's fiscal year-end (September 30). The Unaudited Pro Forma Consolidated Statements of Operations for the year ended September 30, 1995, and the nine months ended June 30, 1996, include TAVS' historical results of operations for the year ended December 31, 1995 and the nine months ended June 30, 1996, respectively. As a result of the differing year-ends of the Company and of TAVS, the results of operations for the three months ended December 31, 1995 are included in both periods. Certain amounts in TAVS' Statement of Operations have been reclassified to conform to the presentation of the Company's Statement of Operations.

  The pro forma financial information presented does not purport to be indicative of the financial position or operating results which would have been achieved had the transactions described above taken place at the dates indicated and are not necessarily indicative of the Company's financial position or results of operations for any future date or period.

                         CARIBINER INTERNATIONAL, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  HISTORICAL               PRO FORMA ADJUSTMENTS             PRO FORMA,
                          --------------------------- -----------------------------------    AS ADJUSTED
                          CARIBINER SPECTRUM   TAVS    IPO       ACQUISITIONS(a) OFFERING     CARIBINER
                          --------- --------  ------- ------     --------------- --------    -----------
Revenue.................   $81,131  $34,312   $45,924 $  --           $ --        $  --       $161,367
Cost of revenue.........    54,312   25,834    34,054    --             --           --        114,200
                           -------  -------   ------- ------          -----       ------      --------
Gross profit............    26,819    8,478    11,870    --             --           --         47,167
Operating expenses:
 Selling, general and
  administrative
  expenses..............    19,306    7,444     6,915    --             --           --         33,665
 Depreciation and
  amortization..........     2,330      699     2,609    --            (280)(d)      --
                                                                        676 (e)                  6,034
                           -------  -------   ------- ------          -----       ------      --------
Total operating
 expenses...............    21,636    8,143     9,524    --             396                     39,699
                           -------  -------   ------- ------          -----       ------      --------
Operating income (loss).     5,183      335     2,346    --            (396)                     7,468
Interest expense
 (income), with related
 parties................     2,234      --        --  (2,234)(b)        --           --            --
Interest expense
 (income), net .........     1,259      392     1,200 (1,087)(b)       (395)(f)   (1,197)(g)       172
Other expense, net......       --       248       212    --             --           --            460
                           -------  -------   ------- ------          -----       ------      --------
Income (loss) before
 taxes..................     1,690     (305)      934  3,321             (1)       1,197         6,836
Income tax expense
 (benefit)..............       264     (101)      428    294 (c)       (334)(c)      106 (c)       657
                           -------  -------   ------- ------          -----       ------      --------
Net income (loss).......   $ 1,426  $  (204)  $   506 $3,027          $ 333       $1,091      $  6,179
                           =======  =======   ======= ======          =====       ======      ========
 Pro forma, as adjusted                                                                       $   0.54(h)
  net income per common share......................................................           ========
 Pro forma weighted average                                                                     11,347
  shares outstanding...............................................................           ========

                         CARIBINER INTERNATIONAL, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  HISTORICAL                PRO FORMA ADJUSTMENTS              PRO FORMA,
                          ---------------------------  ------------------------------------    AS ADJUSTED
                          CARIBINER SPECTRUM   TAVS      IPO       ACQUISITIONS(a) OFFERING     CARIBINER
                          --------- --------  -------  -------     --------------- --------    -----------
Revenue.................   $99,777  $26,730   $41,158  $   --           $ --        $  --       $167,665
Cost of revenue.........    66,945   20,661    28,632      --             --           --        116,238
                           -------  -------   -------  -------          -----       ------      --------
Gross profit............    32,832    6,069    12,526      --             --           --         51,427
Operating expenses:
 Selling, general and
  administrative
  expenses..............    21,575    4,322     5,885      --             --           --         31,782
 Non-cash compensation
  expense...............     1,072      --        --       --             --           --          1,072
 Depreciation and
  amortization..........     2,139      231     2,475      --            (210)(d)      --
                                                                          507 (e)                  5,142
                           -------  -------   -------  -------          -----       ------      --------
Total operating ex-         24,786    4,553     8,360      --             297          --         37,996
 penses.................   -------  -------   -------  -------          -----       ------      --------
Operating income (loss).     8,046    1,516     4,166      --            (297)         --         13,431
Interest expense (in-
 come) with
 related parties........     1,199      --        --    (1,199)(i)        --           --            --
Interest expense (in-
 come), net.............       453      221     1,000     (719)(i)        472(f)    (1,297)(g)       130
Other income, net.......       --      (303)     (586)     --             --           --           (889)
                           -------  -------   -------  -------          -----       ------      --------
Income (loss) before
 taxes..................     6,394    1,598     3,752    1,918           (769)       1,297        14,190
Income tax (benefit) ex-     2,238      527     1,548      671(c)         (87)(c)      493 (c)     5,390
 pense..................   -------  -------   -------  -------          -----       ------      --------
Net income (loss).......   $ 4,156  $ 1,071   $ 2,204  $ 1,247          $(682)      $  804      $  8,800
                           =======  =======   =======  =======          =====       ======      ========
Pro forma, as adjusted,                                                                         $   0.78 (h)
 net income per common share........................................................            ========
Pro forma weighted average                                                                        11,319
 shares outstanding.................................................................            ========

                         CARIBINER INTERNATIONAL, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                                 PRO FORMA
                             HISTORICAL         ADJUSTMENTS            PRO FORMA,
                          ------------------ ---------------------     AS ADJUSTED
                          CARIBINER   TAVS     TAVS       OFFERING      CARIBINER
                          ---------  ------- --------     --------     -----------
Assets
Cash and cash
 equivalents............  $  6,956   $    19 $    (19)(j) $ 58,227 (l)  $ 59,583
                                               (5,600)(k)      --
Trade accounts
 receivable, net........    40,215     9,622   (9,622)(j)      --         40,215
Deferred charges........     8,613       --       --           --          8,613
Prepaid expenses and
 other current assets...     2,062       842      --           --          2,904
                          --------   ------- --------     --------      --------
  Total Current Assets..    57,846    10,483  (15,241)      58,227       111,315
Property and equipment-
net.....................     9,406    12,210   (1,400)(k)      --         20,216
Intangible assets-net...    31,256     3,966   (3,579)(j)      --            --
                                               15,811 (k)      --         47,454
Other assets............       595       --       --           --            595
                          --------   ------- --------     --------      --------
  Total Assets..........  $ 99,103   $26,659 $ (4,409)    $ 58,227      $179,580
                          ========   ======= ========     ========      ========
Liabilities and
 Stockholders' Equity
Bank line of credit.....  $    --    $   --  $  6,000 (k) $ (6,000)(l)  $    --
Current portion of long-
 term debt..............       691       --       --           --            691
Trade accounts payable..    10,340     1,474   (1,474)(j)      --         10,340
Accrued expenses and
 other current
 liabilities............    15,114     1,566   (1,566)(j)      --  (l)    16,364
                                                1,250 (k)      --            --
Deferred income.........    15,965       --       --           --         15,965
                          --------   ------- --------     --------      --------
  Total Current
   Liabilities..........    42,110     3,040    4,210       (6,000)       43,360
Long-term debt..........     1,184       --    15,000 (k)  (15,000)(l)     1,184
Deferred income.........     5,605       --       --           --          5,605
Deferred tax liability..       --      1,572   (1,572)(j)      --            --
Other liabilities.......       107       --       --           --            107
Due to GECCLC...........       --     19,905  (19,905)(j)      --            --
                          --------   ------- --------     --------      --------
  Total Liabilities.....    49,006    24,517   (2,267)     (21,000)       50,256
Common stock............        96       --       --            18 (l)       114
Additional paid-in
 capital................    60,582       --       --        79,209 (l)   139,791
Accumulated (deficit)
 earnings...............   (10,581)    2,142   (2,142)(j)      --        (10,581)
                          --------   ------- --------     --------      --------
  Total Stockholders'
   Equity...............    50,097     2,142   (2,142)      79,227       129,324
                          --------   ------- --------     --------      --------
  Total Liabilities and
   Stockholders' Equity.  $ 99,103   $26,659 $ (4,409)    $ 58,227      $179,580
                          ========   ======= ========     ========      ========

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(a) Adjustments related to the acquisitions of Spectrum and TAVS.

(b) Gives effect to the Initial Public Offering and related transactions as if such transactions had occurred on October 1, 1994 to (i) decrease interest expense with related parties by $2,234, which consists of (a) $374 relating to the repayment of a term loan of $3,000 made by Warburg to the Company in 1993 (the "Warburg Term Loan") and (b) $1,860 relating to the conversion of the Convertible Note and (ii) decrease other interest expense by $1,087 relating to the repayment of all bank borrowings.

(c) The pro forma, as adjusted, income tax expense for fiscal 1995 reflects the increased utilization of net operating loss carryforwards resulting from increased income on a pro forma basis. The pro forma, as adjusted, income tax expense for the nine months ended June 30, 1996 reflects the utilization of the remaining available net operating loss carryforwards on a pro forma basis.

(d) Adjustment to decrease depreciation expense by $280 and $210 for the year ended September 30, 1995 and for the nine months ended June 30, 1996, respectively, resulting from an adjustment to reduce the net carrying value of certain fixed assets of TAVS to fair market value, assuming such adjustment occurred on October 1, 1994.

(e) Adjustment to reflect amortization of the goodwill of $8,000 resulting from the acquisition of Spectrum and the goodwill of $15,811 resulting from the acquisition of TAVS, based upon the Company's estimated period of benefit (i.e., 25 years), assuming each of the acquisitions occurred on October 1, 1994. The adjustments of $676 and $507 for the year ended September 30, 1995 and for the nine months ended June 30, 1996, respectively, reflecting amortization of goodwill in addition to $276 and $207 of amortization expense included in the historical results of operations of TAVS for the year ended September 30, 1995 and for the nine months ended June 30, 1996, respectively.

(f) Net adjustment to (decrease) increase interest expense as follows, assuming the acquisitions of Spectrum and TAVS occurred on October 1, 1994.

                                                                          NINE
                                                              YEAR       MONTHS
                                                              ENDED      ENDED
                                                          SEPTEMBER 30, JUNE 30,
                                                              1995        1996
                                                          ------------- --------
   Increase in interest expense resulting from the
    $21,000 of debt incurred upon the acquisition of
    TAVS................................................     $1,890      $1,417
   Decrease in interest expense from repayment of debt
    incurred above, from proceeds of the Initial Public
    Offering............................................     (1,323)       (591)
   Decrease in interest expense for debt not assumed
    upon acquisition of TAVS............................     (1,200)     (1,000)
   Increase in interest expense to support working capi-
    tal requirements of TAVS............................        630         471
   Decrease in interest expense for debt repaid in con-
    nection with the
    acquisition of Spectrum.............................       (392)       (221)
   Decrease in interest income earned on proceeds of the
    Initial Public Offering.............................        --          396
                                                             ------      ------
   Net (decrease) increase in interest expense..........     $ (395)     $  472
                                                             ======      ======


(g) Decreases interest expense by $567 and $826 resulting from the repayment of debt incurred upon the acquisition of TAVS, and $630 and $471 resulting from repayment of debt incurred to support working capital requirements of TAVS, for the year ended September 30, 1995 and the nine months ended June 30, 1996, respectively.

(h) Pro forma, as adjusted, net income per common share has been calculated using the weighted average number of shares of Common Stock outstanding during each of the periods presented assuming that (i) 2,878,014 shares of Common Stock issued upon consummation of the Initial Public Offering and
    (ii) 1,750,000 shares of Common Stock issued in connection with the Offering were outstanding as of the beginning of each period presented.

(i) Gives effect to the Initial Public Offering and related transactions as if such transactions had occurred on October 1, 1994 to (i) decrease interest expense with related parties by $1,199, which consists of (a) $273 relating to the repayment of the Warburg Term Loan and (b) $926 relating to the conversion of the Convertible Note and (ii) decrease other interest expense by $719 relating to the repayment of all bank borrowings.

(j) Adjustment to eliminate certain assets not acquired and liabilities not assumed in connection with the acquisition of TAVS, an operating division of General Electric Capital Computer Leasing Corporation ("GECCLC").

(k) The following reflects the acquisition of TAVS and the allocation of purchase price to the net assets acquired.

     Total consideration paid at closing financed as follows:
      Cash....................................................         $ 5,600
      Bank line of credit.....................................           6,000
      Long-term debt..........................................          15,000
     Transaction costs........................................           1,250
                                                                       -------
      Total costs.............................................          27,850
     Allocation of purchase price to the fair market value of
      assets acquired:
      Resale inventory........................................             232
      Prepaid expenses and other current assets...............             610
      Property and equipment-net.............................. 12,210
       Fair market value adjustment........................... (1,400)
                                                               ------
                                                               10,810   10,810
      Purchased software......................................             387
                                                                       -------
                                                                        12,039
                                                                       -------
     Goodwill.................................................         $15,811
                                                                       =======

(l) Reflects the receipt of net proceeds of $79,227 to be received by the Company upon the sale of 1,750,000 shares of Common Stock in connection with the Offering at an assumed public offering price per share of $48.25 and the repayment upon consummation of the Offering of all outstanding bank borrowings, including accrued interest thereon.

                     SELECTED FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT SHARE AND OPERATING DATA)

  The historical selected financial data presented below as of and for the fiscal years ended September 30, 1992, 1993, 1994 and 1995, are derived from, and are qualified by reference to, the financial statements that have been audited by Ernst & Young LLP, independent auditors. Interim unaudited data as of June 30, 1996 and for the nine months ended June 30, 1995 and 1996 reflect, in the opinion of management of the Company, all adjustments which are necessary for a fair presentation of such data. Results for the nine months ended June 30, 1996 are not necessarily indicative of the results which may be expected for any other interim period or for the fiscal year ending September 30, 1996. The data presented below should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.

                                                                 NINE MONTHS
                                                                    ENDED
                            YEAR ENDED SEPTEMBER 30,               JUNE 30,
                       --------------------------------------  -----------------
                       1992(a)     1993      1994      1995     1995      1996
                       --------  --------  --------  --------  -------  --------
STATEMENT OF
 OPERATIONS DATA:
Revenue............... $ 21,760  $ 50,107  $ 59,174  $ 81,131  $52,085  $99,777
Cost of revenue.......   15,767    34,907    39,724    54,312   34,786   66,945
                       --------  --------  --------  --------  -------  -------
Gross profit..........    5,993    15,200    19,450    26,819   17,299   32,832
Selling, general and
 administrative
 expenses.............    7,321    12,551    14,349    19,306   13,588   21,575
Non-cash compensation
 expense(b)...........      --        --        --        --       --     1,072
Depreciation and
 amortization.........    3,064     3,852     2,137     2,330    1,674    2,139
Write-off of certain
 intangibles(c).......      --      4,614       --        --       --       --
                       --------  --------  --------  --------  -------  -------
Total operating ex-      10,385    21,017    16,486    21,636   15,262   24,786
 penses............... --------  --------  --------  --------  -------  -------
Operating income
 (loss)...............   (4,392)   (5,817)    2,964     5,183    2,037    8,046
Interest expense with
 related parties......      345     1,435     2,107     2,234    1,670    1,199
Interest expense,
 other................      173       222       502     1,259      813      453
                       --------  --------  --------  --------  -------  -------
Income (loss) before
 taxes................   (4,910)   (7,474)      355     1,690     (446)   6,394
Provision (benefit)
 for taxes............       63        23        62       264      (70)   2,238
                       --------  --------  --------  --------  -------  -------
Net income (loss).....   (4,973)   (7,497)      293     1,426     (376)   4,156
Preferred stock
 dividends(d).........     (120)     (517)     (582)     (655)    (484)    (327)
                       --------  --------  --------  --------  -------  -------
Net income (loss)
 available to common
 stockholders......... $ (5,093) $ (8,014) $   (289) $    771  $  (860) $ 3,829
                       ========  ========  ========  ========  =======  =======
Pro forma net income
 per common share(e)..                               $   0.49  $  0.13  $  0.61
                                                     ========  =======  =======
OPERATING DATA:
Number of clients for the
 period........................        65        73       139
Number of clients providing
 revenue in excess of $1
 million for the period........         9        10        12
Number of offices at end of
 period........................         3         5        10
Number of full-time employees
 at end of period..............       192       204       250
                               AS OF SEPTEMBER 30,                       AS OF
                       --------------------------------------           JUNE 30,
                         1992      1993      1994      1995               1996
                       --------  --------  --------  --------           --------
BALANCE SHEET DATA:
Working capital
 (deficit)............ $ (1,229) $ (1,349) $ (1,452) $    352           $15,736
Total assets..........   27,852    15,182    31,266    45,298            99,103
Total debt, including
 accrued interest.....   13,937    19,223    24,531    34,175             1,874
Stockholders' equity..   (1,273)  (12,269)  (13,249)  (12,434)           50,097

              See Notes to Selected Financial and Operating Data

                NOTES TO SELECTED FINANCIAL AND OPERATING DATA

(a) Prior to August, 1993, the Company was wholly-owned by ICC and comprised substantially all of the operations of ICC. On June 30, 1992, the Company completed a private placement of securities to Warburg, the proceeds from which were used in part to acquire Caribiner, Inc. On August 3, 1993, ICC was merged into a wholly-owned subsidiary of the Company. See "The Company."

(b) Non-cash compensation expense for the nine months ended June 30, 1996 of $1.1 million (or $0.09 per share) resulting primarily from the vesting of non-voting common stock issued at a price lower than its fair market value under the Management Stock Plan, which was terminated upon consummation of the Initial Public Offering.

(c) Reflects adjustment to net realizable value of certain intangibles, principally module and film libraries acquired in purchase business transactions.

(d) All preferred stock was converted into Common Stock in connection with the Initial Public Offering.

(e) Pro forma net income per common share is calculated using the weighted average number of shares of Common Stock outstanding during the period, plus Common Stock issued pursuant to the Management Stock Plan and warrants to purchase Common Stock issued at prices below the Initial Public Offering price of $17.00 per share during the twelve months immediately preceding December 15, 1995 (the initial filing date of the Registration Statement relating to the Initial Public Offering), assuming such Common Stock was outstanding for all periods presented. In addition, pro forma net income per common share assumes conversion of the Convertible Note and the conversion of all outstanding shares of preferred stock into shares of Common Stock (which, in each case, occurred on March 15, 1996) as if such conversions occurred on October 1, 1994. Accordingly, pro forma net income per common share reflects adjustments (i) to eliminate the interest expense of $1.9 million, $1.4 million and $0.9 million incurred on the Convertible Note during each of fiscal 1995 and the nine months ended June 30, 1995 and 1996, respectively, and (ii) to eliminate accrued preferred stock dividends.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Information, the Selected Financial and Operating Data and Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

  The Company's revenue has increased from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $99.8 million for the nine months ended June 30, 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $167.7 million for the nine months ended June 30, 1996. (See "Unaudited Pro Forma Consolidated Financial Information.") For a discussion of the Company's fiscal 1996 results, see "--Fiscal 1996 Financial Results." This growth in revenue can be attributed to a number of factors including (i) the increased penetration of existing accounts, (ii) the development of new large accounts, (iii) the diversification of the range of services offered and (iv) domestic and international expansion through acquisitions and opening of new offices.

  Caribiner's sales and marketing activities have focused on targeting clients with significant recurring needs for business communications services. In fiscal 1993, 1994, 1995 and 1996, Caribiner had 9, 10, 12 and 24 clients, respectively, that generated in excess of $1 million of revenue ("million-dollar clients") for the Company. While the composition of the Company's million-dollar clients varies from year to year, in part because its clients' needs for large corporate events and meetings depends on product launches and other key corporate events, the timing of which may change from year to year, the Company has significantly increased its revenue from its largest clients over the past several years. In fiscal 1996, the 24 clients who were million-dollar clients generated aggregate revenue of $109.8 million for the Company. Of these 24 clients, Ford Motor Co., IBM and State Farm Group accounted for approximately 15%, 13% and 11%, respectively, of the Company's revenue in fiscal 1996. (See "Risk Factors--Reliance on Large Clients; Key Industries.") Over the past three years the Company has developed seven corporate agreements with clients, some of whom are million-dollar clients. Though these agreements may generally be terminated by the clients on short notice and do not provide for minimum levels of revenue, it has been the Company's experience that such arrangements strengthen the Company's relationship with a client following the securing of such arrangement. These arrangements range from one to ten years and cover clients in four different industries: automotive, information technology, lodging and petroleum.

  The Company has broadened its product offerings over the past three years to include services which are sold both in conjunction with and separately from the Company's meetings business, such as training, education and corporate communication programs. As a result, revenue generated from the Company's "non-meetings" business has increased from a relatively insignificant amount in 1993 to $18.0 million in fiscal 1995 and $33.5 million in fiscal 1996.

  Over the last three fiscal years, Caribiner has purchased nine companies and acquired a contractual relationship with a major corporation from another business communications services provider. Certain of the businesses recently acquired by the Company reported net losses for their most recent fiscal years prior to being acquired, and the Company's future financial performance will in part depend on its ability to implement operational improvements in, or exploit potential synergies with, these acquired businesses. For additional information regarding the Company's recent acquisitions, see "Business--Recent Acquisitions." These transactions have contributed to its revenue growth and have resulted in the Company's acquiring offices in Los Angeles, Atlanta, Dallas, Houston, Orlando, Columbia (MD) and Columbia (SC) in the U.S. and London and Dubai internationally, as well as expanding the client base and operations of the Company's New York office. The acquisitions were structured as purchases for accounting purposes with the excess of cost over the fair value of net assets acquired being recorded as goodwill. See "Business."

  In order to service the Company's outstanding client base more effectively, as well as to locate in areas with attractive potential clients, during the last three fiscal years the Company opened offices in White Plains (NY) (July, 1994), San Francisco (March, 1995), Boston (April, 1995) and Hong Kong (June,
1996). The Company has been successful in either expanding existing relationships or securing significant new accounts subsequent to the opening of each of these offices.

  The Company records revenue on the completed contract method of accounting. See Note 2 to the Consolidated Financial Statements of the Company. The recognition of revenue and production costs is deferred until a project is completed, which is often within a one to six-month time period. Consequently, while the Company may have recurring revenue from a client, the scheduling of projects can affect the comparability of operating results from period to period. The Company produces projects on fixed fee and "cost plus" bases and provides audio visual equipment rentals based on published price lists. The cost plus arrangements are primarily with Ford Motor Co. and are based on the Company's arrangement with that client. See "--Billings and Collections."

  The Company experiences quarterly variations in revenue, operating income and net income as a result of several factors, including the timing of clients' meetings and events, delays in or cancellation of clients' product launches and events, as well as changes in the Company's revenue mix among its various services offered. In addition, such variation also results from the fact that the Company produces projects for its clients on a project-by-project basis and does not have fixed, long term arrangements with clients. The Company's revenue is also affected by seasonal factors. In particular, revenue tends to be lower during the Company's first fiscal quarter since clients prefer not to schedule major events close to the Thanksgiving and Christmas holidays. Accordingly, since the Company's operating expenses are relatively stable from quarter to quarter, the Company's results of operations tend to be lower during the Company's first fiscal quarter. The Company's reported results for a given quarter are also vulnerable to fluctuation in part because the Company recognizes revenue and production costs under the completed contract method of accounting discussed above. See "Risk Factors-- Fluctuations in Quarterly and Annual Operating Results; Seasonality," "Risk Factors--Episodic Nature of Business" and "--Quarterly Results" below.

  For fiscal 1996, the Company incurred a non-cash compensation expense of $1.1 million (or $0.08 per share) in connection with the stock issued pursuant to the Management Stock Plan. See "Management--Incentive Plans."

FISCAL 1996 FINANCIAL RESULTS

  The Company's recently announced financial results for the year ended September 30, 1996 and similar information for the year ended September 30, 1995 are as follows (in thousands, except per share data):

                                                                  YEAR ENDED
                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1995     1996
                                                               ------- --------
Revenue....................................................... $81,131 $148,330
Gross profit..................................................  26,819   48,532
Operating income..............................................   5,183   13,876
Net income....................................................   1,426    7,989
Pro forma net income per common share(a)......................   $0.49    $1.05
Pro forma average shares outstanding(a).......................   6,620    8,245

--------
(a) Pro forma net income per common share for the periods presented assumes conversion of the Convertible Note and all outstanding shares of preferred stock into Common Stock (which, in each case, occurred on March 15, 1996 immediately prior to the Initial Public Offering) as if such conversion occurred on October 1, 1994. Pro forma net income per common share reflects adjustments (i) to eliminate the interest expense incurred on the Convertible Note during each of the periods presented and (ii) to eliminate accrued preferred stock dividends.

  For fiscal 1996, revenue increased $67.2 million, or 83%, to $148.3 from $81.1 million in fiscal 1995. Net income for fiscal 1996 increased to $8.0 million from $1.4 million in fiscal 1995. Pro forma net income per common share for fiscal 1996 increased to $1.05 from $0.49 in fiscal 1995.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain components of the Company's operating statement data, including such data as a percentage of revenue.

                                   YEAR ENDED SEPTEMBER 30,               NINE MONTHS ENDED JUNE 30,
                          ----------------------------------------------  ------------------------------
                               1993             1994           1995           1995             1996
                          ---------------   -------------  -------------  --------------   -------------
                                               (DOLLARS IN THOUSANDS)
Revenue.................   $50,107  100.0%  $59,174 100.0% $81,131 100.0% $52,085  100.0%  $99,777 100.0%
Cost of revenue.........    34,907   69.7    39,724  67.1   54,312  66.9   34,786   66.8    66,945  67.1
                          --------  -----   ------- -----  ------- -----  -------  -----   ------- -----
Gross profit............    15,200   30.3    19,450  32.9   26,819  33.1   17,299   33.2    32,832  32.9
Selling, general and
 administrative
 expenses...............    12,551   25.0    14,349  24.3   19,306  23.8   13,588   26.1    21,575  21.6
Non-cash compensation
 expense................       --     --        --    --       --    --       --     --      1,072   1.1
Depreciation and amorti-
 zation.................     3,852    7.7     2,137   3.6    2,330   2.9    1,674    3.2     2,139   2.1
Write-off of certain in-
 tangibles..............     4,614    9.2       --    --       --    --       --     --        --    --
                          --------  -----   ------- -----  ------- -----  -------  -----   ------- -----
Total operating ex-
 penses.................    21,017   41.9    16,486  27.9   21,636  26.7   15,262   29.3    24,786  24.8
                          --------  -----   ------- -----  ------- -----  -------  -----   ------- -----
Operating income (loss).    (5,817) (11.6)    2,964   5.0    5,183   6.4    2,037    3.9     8,046   8.1
Interest expense with
 related parties........     1,435    2.9     2,107   3.6    2,234   2.7    1,670    3.2     1,199   1.2
Interest expense, other.       222    0.4       502   0.8    1,259   1.6      813    1.6       453   0.5
                          --------  -----   ------- -----  ------- -----  -------  -----   ------- -----
Income (loss) before
 taxes..................    (7,474) (14.9)      355   0.6    1,690   2.1     (446)  (0.9)    6,394   6.4
Provision (benefit) for
 taxes..................        23    0.1        62   0.1      264   0.3      (70)  (0.1)    2,238   2.2
                          --------  -----   ------- -----  ------- -----  -------  -----   ------- -----
Net income (loss).......  $ (7,497) (15.0)% $   293   0.5% $ 1,426   1.8% $  (376)  (0.7)% $ 4,156   4.2%
                          ========  =====   ======= =====  ======= =====  =======  =====   ======= =====

 Nine Months Ended June 30, 1996 Compared to Nine Months Ended June 30, 1995

  Revenue. Revenue increased $47.7 million, or 92%, to $99.8 million in the nine months ended June 30, 1996 from $52.1 million in the nine months ended June 30, 1995. The increase resulted primarily from expanded activities from existing clients, projects for new clients and the acquisition of other business communications services providers.

  Contributing to the increase were a product launch for an existing pharmaceutical client, a franchisee meeting for a new food services client, sales meetings in connection with a triennial event held by a client in the insurance industry, and increased business from both existing clients and clients developed through acquisitions. Approximately $3.0 million of the increase resulted from new model introduction meetings for certain import automotive clients held in the quarter ended December 31, 1995, which had, in earlier years, been held in the Company's previous fiscal quarter.

  Gross profit. Gross profit increased 90% to $32.8 million in the nine months ended June 30, 1996 from $17.3 million in the same period of 1995, primarily as a result of the revenue growth described above. As a percentage of revenue, gross profit decreased slightly to 32.9% in the nine-month period ended June 30, 1996 from 33.2% in the prior comparable period.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $8.0 million, or 59%, to $21.6 million in the nine months ended June 30, 1996 from $13.6 million in the nine months ended June 30, 1995. The increase is attributable primarily to the addition of new offices and personnel resulting from acquisitions and in support of other revenue growth, as well as normal inflationary increases. The $1.1 million nonrecurring non-cash compensation charge was primarily the result of the vesting of common stock sold pursuant to the Company's management stock plan at a price lower than its fair market value.

  Depreciation and amortization. Depreciation and amortization expense for the nine months ended June 30, 1996 was $2.1 million, an increase of $0.4 million, or 28%, as compared to $1.7 million for the corresponding period in the prior year. This increase was primarily due to the purchase of computer equipment and goodwill from acquisitions.

  Interest expense. Interest expense with related parties decreased $0.5 million due to the repayment and conversion of debt as of March 15, 1996 in connection with the Initial Public Offering. Other interest expense, net decreased due to a lower average borrowing level, the repayment of outstanding balances as of March 15, 1996 in connection with the Initial Public Offering, and interest income earned on the proceeds from the Initial Public Offering.

  Income before income taxes. Income (loss) before taxes increased to $6.4 million in the nine months ended June 30, 1996 from a loss of $0.4 million in the nine months ended June 30, 1995.

  Income tax provision. Taxes reflect an allocation based on the full year anticipated effective tax rate. For the nine months ended June 30, 1995, there were losses before taxes and, accordingly, an assumed benefit has been reflected.

  Net income (loss). Net income increased to $4.2 million in the nine months ended June 30, 1996 from a net loss of $0.4 million in the nine months ended June 30, 1995, for the reasons set forth in the preceding paragraphs. Excluding the effect of the nonrecurring non-cash compensation charge of $1.1 million, pro forma net income per common share would have been $0.70 for the nine months ended June 30, 1996.

 Fiscal 1995 Compared to Fiscal 1994

  Revenue. Revenue increased 37.1% from $59.2 million in fiscal 1994 to $81.1 million in fiscal 1995. Higher revenue from the Ford Motor Co. accounted for approximately two-thirds of the revenue increase. Increased revenue from clients in the information technology sector contributed approximately 25% of the increase.

  Gross profit. Gross profit increased 37.9% from $19.5 million in fiscal 1994 to $26.8 million in fiscal 1995. The $7.4 million increase resulted primarily from the revenue growth described in the preceding paragraph. Gross profit as a percentage of revenue rose slightly from 32.9% to 33.1%.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased 34.5% from $14.3 million in fiscal 1994 to $19.3 million in fiscal 1995. Salaries and related costs increased $3.1 million primarily as a result of acquisitions, new office openings and additional personnel in connection with the Company's growth as well as annual inflationary increases. Direct selling expenses increased $0.4 million to support revenue growth. In addition, other general and administrative expenses for new and additional offices increased $1.5 million. Selling, general and administrative expenses as a percentage of revenue declined from 24.3% in fiscal 1994 to 23.8% in fiscal 1995.

  Depreciation and amortization. Depreciation and amortization expense increased by $0.2 million from fiscal 1994 to fiscal 1995 due primarily to the purchase of computer equipment and goodwill from acquisitions.

  Interest expense. Interest expense with related parties increased $0.1 million due to compounding. Other interest expense increased $0.8 million due to higher borrowing under the Company's then-existing bank facility to fund acquisitions, office expansions and increased working capital requirements.

  Income before income taxes. Income before income taxes increased from $0.4 million to $1.7 million as revenue growth both from internal business as well as acquired businesses contributed to the improved earnings of the Company.

  Income tax provision. The provision for income taxes reflected on the statement of operations represents federal, state and local minimum taxes. See "--Income Taxes."

 Fiscal 1994 Compared to Fiscal 1993

  Revenue. Revenue increased 18.1% from $50.1 million in fiscal 1993 to $59.2 million in fiscal 1994. IBM accounted for approximately one-half of the overall increase. In addition, in the second quarter of fiscal 1994, the Company completed the acquisition of a Los Angeles-based business communications services provider, which contributed approximately $6.0 million in revenue. The year to year comparison was also affected by the inclusion in fiscal 1993 of revenue associated with a major triennial meeting held by a client in that year.

  Gross profit. Gross profit increased 28.0% from $15.2 million in fiscal 1993 to $19.5 million in fiscal 1994. The increase resulted primarily from the revenue growth described in the preceding paragraph. In addition, gross profit as a percentage of revenue increased from 30.3% to 32.9%. Management believes that the increase was in part due to improved information systems, which allowed the Company to manage more closely its margins on projects.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased 14.3% from $12.6 million in fiscal 1993 to $14.3 million in fiscal 1994. Salaries and related costs increased $1.8 million primarily as a result of acquisitions, new office openings and additional personnel in connection with the Company's growth as well as annual inflationary increases. Direct selling expenses increased $0.5 million to support revenue growth. In addition, other general and administrative expenses for new and additional offices increased $0.4 million offset by the elimination of the charges described below. In fiscal 1993, selling, general and administrative expenses included approximately $1.0 million of non-recurring expenses related to three items: (i) a reserve for the rent commitment on an idle facility, (ii) professional fees and reorganization costs resulting from the acquisition of Caribiner, Inc. in fiscal 1992 and incurred subsequent to the finalization of the purchase price allocation and
(iii) the write-off of the remaining net assets used in licensing activities in fiscal 1993.

  Depreciation and amortization. Depreciation and amortization expense decreased $1.7 million from fiscal 1993 to fiscal 1994. The lower depreciation and amortization was due to the $4.6 million write-off in fiscal 1993 of certain intangibles, principally film and module libraries. Based on the levels of revenue generated from these assets, the values assigned to film and module libraries were adjusted to reflect their estimated net realizable value.

  Interest expense. Interest expense with related parties increased $0.7 million due to the full year effect of additional debt resulting from the Warburg Term Loan and the Convertible Note. Other interest expense increased $0.3 million due primarily to higher borrowing under the Company's then-existing bank facility to fund acquisitions, office expansions and increased working capital requirements.

  Income before income taxes. Income before income taxes increased $7.8 million due to the absence of the write-off of certain intangibles and non-recurring expenses as described above, Caribiner's higher revenues and improved gross profit margin.

  Income tax provision. The provision for income taxes reflected on the Company's statement of operations represents state and local taxes. For fiscal 1993 and 1994, the Company was in an operating loss position for tax purposes and, accordingly, made no provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations primarily through internal cash flow and bank financing, including the Company's new financing facilities (as described below), its recently replaced line of credit (the "1994 Line of Credit") (as described below) and its recently replaced term facility (the "1994 Term Facility") (as described below). These sources of funds have been used to fund the Company's efforts to grow both internally and through acquisitions.

  The following table sets forth certain information from the Company's Consolidated Statement of Cash Flows for the periods indicated:

                                                               NINE MONTHS
                                   YEAR ENDED SEPTEMBER           ENDED
                                            30,                  JUNE 30,
                                  -------------------------  -----------------
                                   1993     1994     1995     1995      1996
                                  -------  -------  -------  -------  --------
                                               (IN THOUSANDS)
Net cash provided by (used in):
  Operating activities........... $  (620) $ 2,872  $   442  $    56  $ (4,475)
  Investing activities...........  (3,462)  (6,601)  (7,758)  (3,787)  (15,426)
  Financing activities...........   3,530    3,572    7,256    3,515    26,645

  In fiscal 1993, $0.6 million was used in operating activities. The net loss of $7.5 million adjusted for depreciation and amortization of $3.9 million and a non-cash write-off of intangibles and film/module library assets of $4.6 million provided $1.0 million. The net change in working capital (excluding cash) used $1.6 million with decreases in accounts payable and deferred income partially offset by reductions in accounts receivable and deferred charges and an increase in accrued liabilities. The $3.5 million used in investing activities resulted primarily from cash payments made in connection with the merger with ICC and the purchase of property and equipment. Financing activities provided $3.5 million through use of the Warburg Term Loan and the 1994 Line of Credit.

  In fiscal 1994, the Company generated $2.9 million from its operating activities. Net income plus depreciation and amortization provided $2.4 million. The net change in working capital provided $0.5 million, with increases in accounts receivable resulting from increased revenue being more than offset by increases in accounts payable, deferred income and accrued liabilities. Investing activities required $6.6 million as a result of the acquisition of businesses, purchase of property and equipment and additional payments in connection with the merger with ICC. Financing activities provided $3.6 million through use of the 1994 Line of Credit and the 1994 Term Facility.

  In fiscal 1995, the Company generated approximately $0.4 million from operating activities compared to $2.9 million in fiscal 1994. The decrease was the result of higher working capital requirements resulting from expansion of operating activities and revenue growth. Investing activities included the purchase of property and equipment and acquisitions of intangibles and businesses that required approximately $7.8 million. Financing activities provided approximately $7.3 million through use of the 1994 Line of Credit and the 1994 Term Facility.

  For the nine months ended June 30, 1996, $4.5 million was used in operating activities. The net income adjusted for depreciation and amortization and the non-cash compensation charge of $1.1 million provided $7.4 million. The net change in working capital used $11.8 million, with increases in deferred income, accrued expenses and accounts payable more than offset by increases in accounts receivable, prepaid expenses and other current assets, and a decrease in accrued interest. Investing activities required $15.4 million due to acquisition-related expenditures and property and equipment additions. Financing activities provided $26.6 million in the nine months ended June 30, 1996, of which an aggregate of $44.9 million of net proceeds were received during the period from the issuance of common stock and the exercise of warrants to purchase common stock and $3.0 million was provided by the Warburg Term Loan, offset by $21.1 million used to repay all outstanding bank borrowings and substantially all other long-term indebtedness, and pay all accrued preferred stock dividends. In addition, $0.2 million was used to repurchase common stock during the period.

  For the nine months ended June 30, 1995, operating activities provided approximately $0.1 million. The net loss adjusted for depreciation and amortization used $1.3 million. The net change in working capital used $1.2 million with increases in trade accounts receivable, deferred charges, prepaid expenses and other assets and accrued expenses and other liabilities, partially offset by increases in deferred income and accrued interest payable. Investing activities required $3.8 million due to acquisition-related expenditures and property and equipment additions. Financing activities provided $3.5 million in the nine months ended June 30, 1995 from the 1994 Line of Credit and the 1994 Term Facility to fund working capital requirements and acquisitions.

  The 1994 Line of Credit provided the Company with funds to handle working capital requirements, and the 1994 Term Facility was used primarily to finance acquisitions. As of September 30, 1996, approximately $6.0 million was outstanding under the 1994 Line of Credit and $15.0 million was outstanding under the 1994 Term Facility. As of September 30, 1996, each of the 1994 Line of Credit and the 1994 Term Facility bore interest at the rate of 9.25% per annum which was 1% over the lender's prime rate. On December 4, 1996, the Company entered into a new loan agreement with a syndicate of banks pursuant to which the Company increased its aggregate available bank financing from $27 million to $100 million, consisting of the $75 million Reducing Revolver to be utilized in connection with the financing of acquisitions and $25 million in a six year revolving line of credit (the "Revolving Line" and together with the Reducing Revolver, the "1996 Facilities"). Amounts outstanding under the 1994 Line of Credit and the 1994 Term Facility were repaid with proceeds from the 1996 Facilities. The maturity date of each of the New Facilities is December 31, 2002. Interest on outstanding amounts under the 1996 Facilities is payable quarterly in arrears and at the option of the Company accrues at either (i) LIBOR plus an applicable margin or (ii) an alternate base rate based on the greatest of (a) the agent bank's prime rate, (b) the three month secondary certificate of deposit rate and (c) the federal funds rate. The interest rate on each of the 1996 Facilities is currently LIBOR plus 1.125%. The applicable interest rates will increase by 2.0% if principal or interest is not paid when due (after applicable grace periods). Pursuant to the terms of the 1996 Facilities, the Company is required to reduce outstanding amounts under the Revolving Line to less than $5.0 million for a period of not less than 30 days during every 12-month period commencing on December 4, 1996. All outstanding amounts under the Reducing Revolver and the Revolving Line, as the case may be, will be repaid upon consummation of the Offering, and accordingly, upon completion of the Offering and the application of the proceeds therefrom, the Company expects to have no outstanding indebtedness for money borrowed. (The Company will have indebtedness in connection with commitments under certain finance lease arrangements.) See "Use of Proceeds" and "Capitalization."

  In January, 1996, the Company acquired substantially all of the assets of Koors Perry. A payment of $2.5 million made at the closing of such acquisition was funded by a drawing on the 1994 Term Facility. In June, 1996, the Company acquired Lighthouse for $5.3 million in cash, $0.7 million in the repayment of certain indebtedness and $1.0 million in shares of Common Stock (31,821 shares of Common Stock). The cash payment was funded by proceeds from the Initial Public Offering. Also in June, 1996, the Company acquired Spectrum. The purchase price was $5.0 million in cash (including $2.6 million to repay outstanding indebtedness) plus contingent cash payments in the event that Spectrum meets certain performance goals. The cash payment was funded by proceeds from the Initial Public Offering. In September, 1996, the Company acquired TAVS for approximately $26.6 million in cash, subject to adjustment in certain circumstances. The cash payment was funded in part by proceeds from the Initial Public Offering and drawings on the 1994 Line of Credit and the 1994 Term Facility. See "Business--Recent Acquisitions."

  Capital expenditures were $1.6 million in each of fiscal 1994 and fiscal 1995 and $1.7 million for the nine months ended June 30, 1996. For fiscal 1995 and the nine months ended June 30, 1996, the purchase of additional personal computers and expanded capabilities for the computer system were the largest areas of expenditure. Capital expenditures in fiscal 1994 increased by $1.0 million as compared with fiscal 1993. This increase was due to expenditures for personal computers, an IBM AS/400 mid-range computer, furniture and fixtures and leasehold improvements. The Company depreciates its equipment over the estimated useful lives of such assets ranging from five to seven years. The Company believes that capital expenditure requirements will increase to approximately $9.0 million in fiscal 1997 (including Blumberg's anticipated capital expenditure requirements, but excluding capital expenditure requirements of any additional businesses acquired) primarily as a result of planned investments in audio visual and staging equipment which the Company will rent to its clients.

   The Company believes that cash flow from operations, the net proceeds from the Offering and available credit under the New Facilities will be sufficient to meet operating needs and capital spending requirements and fund reasonably forseeable acquisition strategies for at least the next twelve months.

BILLINGS AND COLLECTIONS

  Customers are normally billed on a per-project or per-rental basis. Generally, the Company produces projects on a fixed-price basis. The components of the fixed price are labor, both internal and external, outside purchases and equipment utilization. The Company also produces projects priced on a "cost-plus" basis, whereby the Company bills its employees' services to the client at hourly or per diem rates, depending upon the employee, and then charges for actual outside purchases plus an agreed upon mark-up. Like fixed pricing, however, cost-plus pricing has a ceiling that cannot be exceeded without written permission of the client. For both fixed-price and cost-plus projects, the Company has a project change notice system to authorize all production/price changes. TAVS provides audio visual equipment rentals to customers based on published price lists. Generally, billing terms are one-third due upon contract signing, one-third due during production and the remainder due upon delivery and completion of the project. In the case of TAVS, customers are billed upon completion of the staging service or rental. Billings prior to delivery date are carried as deferred income in the Company's financial statements and costs incurred prior to the delivery date are carried as deferred charges. The Company has not had any material collection problems in connection with its business.

  In the event a client cancels a project after production work has begun, the client is billed for work performed and expenses incurred through the date of cancellation.

INCOME TAXES

  The Company's effective tax rates for fiscal 1994 and fiscal 1995 were 17.5% and 15.7%, respectively, which resulted from the utilization of federal net operating loss ("NOL") carryforwards. For fiscal 1996, the Company expects to recognize benefit related to the utilization of the available NOL carryforward. Thereafter, the Company does not expect to recognize any material benefit related to the utilization of NOL carryforwards and expects to reflect a tax rate in accordance with statutory tax rates adjusted for book/tax differences such as non-deductible expenses.

RECENT DEVELOPMENTS

 Lighthouse Acquisition. The Company's historical results of operations for the nine months ended June 30, 1996 include the results of operations of Lighthouse since June 1, 1996, the effective date of the acquisition. The acquisition of Lighthouse is not reflected in the Unaudited Pro Forma Consolidated Financial Information included herein. For its fiscal year ended December 31, 1995, Lighthouse had revenue of $10.4 million, gross profit of $3.4 million, operating income of $0.2 million and a net loss of $.04 million. At December 31, 1995, Lighthouse had total assets of $3.3 million. The acquisition of Lighthouse resulted in an increase of approximately $7.0 million in goodwill, which is reflected on the Company's June 30, 1996 consolidated balance sheet. Management does not believe that Lighthouse's historical financial results prior to being acquired by the Company are necessarily indicative of Lighthouse's future contribution to the results of operations of the Company. See "Business--Recent Acquisitions."

 Blumberg Purchase Agreement. In December, 1996, the Company entered into a definitive purchase agreement to acquire all of the outstanding capital stock of Blumberg for consideration consisting of $16.6 million in cash, repayment of approximately $5.5 million of indebtedness and shares of Common Stock having a market value of $1.4 million (the actual number of shares of Common Stock to be based on the average closing price per share of the Common Stock for the five business days prior to closing). The closing of the Blumberg acquisition (which is subject to certain conditions, including the expiration or early termination of the waiting period under the HSR Act) is expected to occur in January, 1997. The proposed acquisition of Blumberg is not reflected in the Unaudited Pro Forma Consolidated Financial Information included herein. For its fiscal year ended May 31, 1996, Blumberg had revenue of $42.3 million. See "Business--Recently Announced Purchase Agreement."

NEW ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board has issued two standards which will be applicable to the Company beginning in fiscal 1997: No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and No. 123, Accounting for Stock-Based Compensation. The impairment standard is not expected to have a significant impact on the Company. The Company has not yet determined which of the acceptable approaches it will use under the stock compensation standard. Adoption of certain approaches under the stock compensation standard could result in non-cash charges which, if made, are not expected to be material. At a minimum, the standard will require disclosures about the fair value of employee stock options.

QUARTERLY RESULTS

  The following table sets forth the unaudited quarterly results of operations for each of the quarters in fiscal 1995 and fiscal 1996. In management's opinion, this unaudited quarterly information includes all adjustments which are necessary for a fair presentation of the information for the quarters presented. The operating results in any quarter are not necessarily indicative of the results which may be expected for any other interim period.

                                    FISCAL 1995                      FISCAL 1996
                          -------------------------------- --------------------------------
                            1ST      2ND     3RD     4TH     1ST      2ND     3RD     4TH
                          QUARTER  QUARTER QUARTER QUARTER QUARTER  QUARTER QUARTER QUARTER
                          -------  ------- ------- ------- -------  ------- ------- -------
                                                    (IN THOUSANDS)
Revenue.................  $11,399  $19,045 $21,641 $29,046 $20,407  $31,220 $48,150 $48,553
Gross profit............    3,912    5,861   7,528   9,518   7,066   10,190  15,576  15,701
Operating income (loss).   (1,143)     938   2,242   3,146     (87)   1,576   6,556   5,830
Net income (loss).......   (1,593)      91   1,127   1,801    (898)     643   4,408   3,836

  For a discussion of factors affecting the Company's quarterly results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                   BUSINESS

  Caribiner is a leading international producer of meetings, events and training programs and a provider of related business communications services that enable businesses to inform, sell to and train, their sales forces, dealers, franchisees, partners, stockholders and employees. The Company believes its principal strengths are the depth of its creative and production talent, its ability to consistently meet its clients' business objectives and expectations and its ability to manage effectively and reliably a number of complex, large-scale projects contemporaneously. Caribiner's clients are typically large companies that have a business need to communicate with sizable internal and external constituencies on a regular basis and include some of the world's largest companies in diverse industries. Major clients include the Ford Motor Co. (automotive), IBM (information technology), Parke-Davis (pharmaceuticals), Holiday Inn Worldwide (lodging), Shell Oil Company (petroleum) and McDonald's Corporation (fast food). The Company has offices in Atlanta, Boston, Columbia (MD), Columbia (SC), Dallas, Detroit, Houston, Los Angeles, New York, Orlando, Rolling Meadows (IL), San Francisco and White Plains (NY) in the U.S., as well as in London, Dubai and Hong Kong.

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through additional domestic and international acquisitions. Caribiner's revenue has grown from $21.8 million in fiscal 1992 to $81.1 million in fiscal 1995 and $99.8 million for the nine months ended June 30, 1996. On a pro forma basis reflecting certain acquisitions, Caribiner's revenue was $167.7 million for the nine months ended June 30, 1996. (See "Unaudited Pro Forma Consolidated Financial Information.") For a discussion of the Company's fiscal 1996 results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Fiscal 1996 Financial Results."

  Business activities and events that generate a need for business communications services include sales meetings, product launches, training and education of employees and dealers, development of strategic and organizational communications, conferences, stockholder meetings and other executive management presentations that are used to convey important information about the business and/or its products. These business constituencies are not typically communicated with by public relations firms, which assist a business in communications with or through the news media, or advertising agencies, which create advertising and marketing campaigns to communicate with consumers. Large-scale events and programs to communicate essential corporate messages are often not part of a company's core businesses because of the unique skills necessary to develop, produce and successfully stage such events. As a result, many companies look to engage outside firms to perform these functions. In addition, large corporate events tend not to occur regularly, depending, for example, on timing of product roll-outs, changing competitive environments and shifts in corporate strategy, which makes it relatively costly to maintain the internal resources to create and execute these events.

  The Company offers a wide range of business communications services, including conceptualizing, planning and producing corporate meetings and events and providing audio visual equipment rentals, sales and related staging services for such meetings and events, developing training and educational materials relating to new job skills, products, systems and organizational processes, handling internal corporate communications and creating interactive trade show exhibits. The Company believes it has benefited from a trend among major corporations toward increased corporate outsourcing of meetings, events, training and communications. These services can be delivered in all forms of media, including film, interactive technologies (including CD-ROM), videotape, slides, computer graphics and animation, print and multimedia. Examples of such engagements include:

  . The production of the automobile introduction shows for the complete line of 1997 Ford Motor Co. vehicles, which were attended by approximately 8,000 dealers and their guests and Ford employees in San Francisco over a two-week period in August, 1996. Beginning eight months prior to the introductions, the Company's personnel worked closely with Ford's management and product teams to develop the messages and themes which the automobile maker wanted to communicate to its dealers. Caribiner designed and constructed all sets and stage layouts, drafted corporate speeches made by Ford's management, choreographed the unveiling of the new 1997 vehicles to the dealers, produced several audio/visual presentations and arranged for live entertainment.

  . The introduction to approximately 1,400 sales people from two leading pharmaceutical companies of a new jointly-promoted product in February, 1996 in Orlando, Florida. Within the span of two months, the Company produced the entire event, which was designed to educate each of the companies' sales forces regarding a new antihistamine product. The Company custom-built and designed several meeting areas within a single large convention center, designed an interactive computer video game to test the sales persons' knowledge of the product, produced sketches to demonstrate the product's advantages over competing products, produced several videos, arranged for live entertainment and drafted speeches made by the companies' senior managers.

  . The development and delivery in October, 1995 of three interactive multimedia CD-ROM-based courses for a retailer focusing on product identification, customer service and technical equipment and procedures specific to a cashier's job. The courses utilized digital audio, still images, text and/or video and assessment questions.

  . The design of a 3,200 square foot exhibit for Philip Morris Companies, Inc. for use at the October, 1995 National Association of Convenience Stores trade show, which was attended by approximately 14,000 people, as well as the production of two videos and the design and supervision of all on-site activities, including two interactive exhibits.

  . The provision by TAVS of over 5,000 pieces of audio visual equipment
    (including data projectors, video walls, concert sound systems, overhead projectors and flip charts) to Computer Associates International, Inc. in connection with its CA World "96 annual users' conference in New Orleans in August, 1996, which was attended by approximately 10,000 people. The Company also provided staging and convention and trade show support services with approximately 150 technicians and other personnel on site.

COMPETITIVE POSITION

  Market leader. As a leading international provider of business communications services in a highly fragmented industry, the Company believes it offers a full range of business communications services and a depth and breadth of creative, production, technical and organizational expertise that most of the Company's competitors generally lack. Caribiner has established a track record of success in executing projects of various types and sizes, including multi-million dollar events, in a number of industries. Caribiner's projects are frequently high profile events where senior executives of a client, often the CEO, are presenting new information to the audience. As a result, Caribiner believes that confidence in a business communications services provider and its ability to execute effectively are of critical importance to clients. In addition, the Company believes that its resources permit it to seek out and manage a number of large-scale projects contemporaneously. From fiscal 1993 to fiscal 1996 the number of clients to whom the Company provided services during the year grew from 65 to over 300.

  Strong client relationships. The Company's capabilities have resulted in its developing long-standing relationships and significant levels of revenue with numerous major clients. In fiscal 1996, Caribiner had revenue in excess of $1 million from each of 24 clients, the majority of which Caribiner has had relationships with for several years, compared with nine such clients in fiscal 1993. These 24 clients contributed revenue of $109.8 million in fiscal 1996. Such large accounts are often developed as a result of the Company's efforts to penetrate a number of different divisions and departments within a client. For example, for its largest client, Ford Motor Co., in fiscal 1996 Caribiner executed 160 projects of various sizes for numerous individual buyers of services in 21 Ford business units, including Ford Corporate, Ford Division, Lincoln-Mercury Division, Ford Fleet and Lease, Ford Export and Ford Credit.

  Expanding national and international presence. As part of the Company's strategy to expand its client base, increase its range of services and broaden its geographic coverage, over the last three years Caribiner has opened new offices in Boston, San Francisco, White Plains (NY) and Hong Kong, and acquired offices in Los Angeles, Atlanta, Dallas, Houston, Orlando, Columbia
(MD) and Columbia (SC) in the U.S. and in London and Dubai internationally. This expansion has provided strategic and operational benefits, which include enabling the Company to service clients more effectively by being in closer proximity to them, expanding and diversifying the Company's client base, securing the services of the acquired business' key executives and sales personnel, reducing costs by centralizing finance, administration and information technology functions and realizing purchasing advantages associated with increased economies of scale. The Company has also expanded the business communications services which it offers to clients to include the provision of audio visual equipment rentals and related staging services through its recent acquisition of TAVS.

GROWTH STRATEGY

  The Company's strategy is to enhance its leading market position with continued growth, generated both internally and through domestic and international acquisitions. To achieve this goal, Caribiner plans to
(i) increase penetration of existing accounts, (ii) develop new large accounts, (iii) continue to diversify the range of services offered and (iv) continue expansion domestically and internationally through acquisitions and the opening of new offices.

  Increase penetration of existing accounts. The Company believes that it has demonstrated the ability to increase its penetration of existing accounts and to solve a wide range of business communications needs for its clients. The Company has identified and utilized a number of ways to establish and build a client relationship with a large account including:

  . securing a "blanket purchase order" or other agreement which enables decision makers within a client to award business to Caribiner without going through a bidding or selection process;

  . establishing a local presence to be in close proximity to a client and to ensure rapid response to clients; and

  . establishing an outsourcing relationship with a client for specific communications needs.

As a result, the Company has entered into agreements with several key accounts for a variety of business communications services. The terms of these agreements provide either specific event and service commitments or blanket purchase order arrangements, though these agreements are generally terminable by the client on short notice and do not provide for minimum levels of revenue. The Company had seven such agreements in place with clients at the end of fiscal 1996, as compared to two such agreements at the end of fiscal 1994.

  Develop new large accounts. The Company intends to develop new large accounts by continuing to target clients that have significant or potentially significant business communication needs. The Company utilizes a number of techniques to develop new large accounts, including responding to requests for proposals, becoming a part of a company's regular "bid" list, pursuing client referrals, identifying prospects through research of a potential client's business communications needs (e.g., the status of product launches) and actively marketing to potential new clients. Sales and marketing personnel in each of Caribiner's offices identify potential client relationship opportunities and promote Caribiner's expertise and range of services.

  Continue to diversify the range of services offered. Caribiner believes there are significant opportunities to increase its penetration of accounts by promoting its capabilities in areas such as employee training and education and corporate communications, which can be utilized by clients either in conjunction with meetings and events or separately from them. Revenue for the Company's "non-meetings" business has increased from a relatively insignificant amount in fiscal 1993 to $18.0 million in fiscal 1995 and $33.5 million in fiscal 1996. Caribiner believes that continued efforts to promote its non-meetings business will result in increased usage of the Company's wide range of business communications services, strengthen ongoing client relationships and further expand its revenue base. Caribiner also believes there are attractive opportunities to continue expanding its position as a provider of audio visual equipment rentals and related staging services through internal growth and acquisitions. The Company believes that these services complement its other "meetings-related" activities.

  Continue expansion domestically and internationally. Caribiner intends to continue to expand domestically and internationally by making acquisitions in the business communications services industry and opening new offices to service existing or potential new clients. In making acquisitions, the Company will continue to focus on companies that have an existing or potential client base that lends itself to increased penetration subsequent to acquisition and that are in attractive markets. The Company believes that numerous acquisition candidates are available as a result of the fragmented nature of the industry. During the last three fiscal years, the Company opened four offices, made nine acquisitions and acquired a contractual client relationship with a major corporation from another business communications services provider.

  Caribiner believes that its future worldwide opportunities are significant as a result of the global marketing approach undertaken by its clients as well as the size of the international business communications services market.

RECENT ACQUISITIONS

  One of the components of the Company's growth strategy is to expand its client base by making acquisitions in the business communications services industry. Caribiner's management believes that its acquisitions to date have allowed the Company to (i) acquire additional large clients, further develop its relationships with existing clients and acquire experienced personnel needed to service such clients and (ii) enhance operating income by leveraging the Company's existing infrastructure and industry knowledge.

  During fiscal 1994 and 1995, Caribiner completed five acquisitions and acquired a contractual client relationship with a major corporation from another business communications services provider. Three such acquisitions were business communications services providers located in New York City, which permitted the Company to expand its client base and secure the services of experienced executive management personnel of the acquired businesses. In addition, during such fiscal years, the Company also completed three other transactions through which it increased its client base and expanded into new geographic regions by the addition of offices in Los Angeles, Atlanta, Dallas and Houston. The total initial purchase cost of the acquisitions completed in fiscal 1994 and 1995 was $4.5 million and $4.3 million, respectively. Several such acquisitions also provide for contingent payments following their purchase based upon achievement of gross profits above specified target levels.

  Effective as of January 1, 1996, the Company acquired substantially all of the assets of Koors Perry, a regional business communications services provider based in Atlanta, Georgia with revenue of approximately $8.9 million for the nine months ended September 30, 1995. The Company has integrated Koors Perry with its Atlanta office and has used it as a base from which to expand its presence in the southeastern U.S. In June, 1996, the Company acquired Lighthouse, a leading midwestern business communications services provider, with revenue of approximately $10.4 million for the year ended December 31, 1995. The Company has integrated its Chicago office with the Lighthouse headquarters in Rolling Meadows, Illinois and has used it as a base from which to expand its presence in the midwestern U.S. The acquisition of Lighthouse resulted in the Company's establishing a relationship with, among other clients, Motorola, Inc. Also in June, 1996, the Company acquired Spectrum, a leading London-based producer of meetings and events and provider of other business communications services with a significant presence in the United Kingdom and Europe with revenue of approximately $20.5 million for the nine months ended March 31, 1996. The acquisition of Spectrum allowed the Company to establish an international presence, resulted in the Company's establishing a relationship with, among other clients, the European division of a large domestic automobile manufacturer and will enable it to serve the global needs of its domestic clients.

  In September, 1996, the Company acquired TAVS, a leading provider of audio visual equipment rentals and related staging services, including hotel audio visual outsourcing services, in the United States. The acquisition of TAVS enables the Company to offer its own audio visual equipment and staging services for use at meetings and events serviced by the Company and reduce the Company's reliance on third party vendors. The Company also believes that since many TAVS' clients are hotel properties whose business customers tend to book hotel facilities well in advance of meetings and events, and often prior to contacting a business communications services provider, it will have opportunities to benefit from cross-referral of customers. TAVS reported revenue of approximately $45.9 million for the year ended December 31, 1995.

  The total initial purchase price of the acquisitions completed during fiscal 1996 was approximately $43.9 million. Certain of such acquisitions also included contingent payment provisions.

RECENTLY ANNOUNCED PURCHASE AGREEMENT

  In December, 1996, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Blumberg, a provider of audio visual equipment rentals and sales, production and staging services and hotel audio visual outsourcing services in the upper mid-west and southern U.S. Upon consummation of the acquisition, the Company intends to integrate Blumberg's operations with its existing operations and to expand its presence in the geographic regions which Blumberg presently serves. Blumberg reported revenue of $42.3 million for the year ended May 31, 1996.

SERVICES

  Caribiner offers a wide range of business communications services, including conceptualizing, planning and producing corporate meetings and events, developing training and educational materials relating to new job skills, products, systems and organizational processes, handling internal corporate communications and creating interactive trade show exhibits. The Company also, through its TAVS division, provides audio visual equipment rentals and staging services, as well as hotel audio visual outsourcing services.

  Specifically, Caribiner's services include:

  BUSINESS MEETINGS AND EVENTS that introduce new products, present newly designed corporate strategies to targeted audiences or honor a company's leading contributors. Examples of recent engagements include:

  . The creation, production and staging in May, 1995 of IBM's Golden Circle
    Meeting, an event held each year to recognize outstanding achievements during the year by IBM employees and attended by over 2,000 people. Caribiner created, produced and staged the corporate presentations, produced several video presentations, drafted speeches, composed original music and identified and hired motivational speakers.

  . The creation, production, staging and logistical support of the 1995
    McDonald's Corporation Operations Road Tour, a traveling event held in five different locations in the U.S. and Canada and performed 13 times for an audience of nearly 10,000 store managers and operations personnel. Caribiner produced original video presentations, drafted speeches given by management and cast and developed original music, comedy and other theatrical components for the project, which was used by McDonald's to communicate business objectives for the coming year and update and train attendees on new developments in operations systems and procedures.

  . The production in October, 1996 of the Holiday Inn Worldwide Annual
    Conference in Las Vegas, Nevada. This four-day event was designed to reward, educate and inform 2,200 delegates made up of hotel owners, partners and franchise holders who came together from around the world. Caribiner drafted speeches, provided speech training, created visual support, produced videos that specifically supported the marketing presentations and provided staging for the event.

  AUDIO VISUAL EQUIPMENT RENTAL AND STAGING SERVICES through its TAVS division which is the preferred in-house provider of audio visual rental equipment in approximately 70 hotel properties primarily in the southeastern U.S. and also supplies such equipment and services to production companies and corporations for use at meetings, events and training programs. In addition, the Company recently signed an agreement to purchase Blumberg, which provides similar services. See "--Recently Announced Purchase Agreement."

  TRAINING PROGRAMS using interactive and technology-driven hardware designed to improve employee productivity, in the areas of product knowledge, team building, sales skills, personal skills and behavioral development. Some examples include:

  . The development in December, 1995 of computer-based training modules, print-based quick reference tools, applications workshops and audio-based reinforcement modules for Eastman Kodak Corporation to meet its need of educating its sales representatives in connection with a new marketing strategy.

  . The development of a series of workshops for Sony USA Inc.'s National
    Sales Meeting held in April, 1995 to achieve Sony's objectives of reinforcing team-oriented concepts, educating its sales force about products and services and instructing attendees about sales strategies and applications. Caribiner designed several exercises, including a computer-based quiz game in which a team of sales representatives were required to demonstrate their mastery of important messages, information, strategies and tactics supporting their marketing efforts and a team-building exercise involving their construction of a tower from various props, which was interspersed with various learning and discussion activities.

  . The design and production of a video-based learning module in connection in November, 1995 with a training workshop to assist Chemical Bank in its effort to integrate its various divisions in order to provide a more comprehensive array of business services to its clients.

  CORPORATE COMMUNICATIONS PROGRAMS used to disseminate management's message to employees and others. Some examples include:

  . The development of strategic communication programs in 1995 for the Ford
    Motor Co. that orient and train employees in connection with Ford 2000, the re-engineering initiative undertaken by the automobile maker. Working with Ford management throughout the world, Caribiner has developed a new global internal communications plan and developed and coordinated an executive development program that provides communications tools and logistical support to Ford executives in their effort to educate personnel regarding the objectives of Ford 2000.

  . The preparation and design in 1995 of printed brochures and the production of audio and visual materials used by ARAMARK in both its internal and external communications as well as consultation with company management in connection with their overall communications strategy.

  EXHIBITS AND DISPLAYS, which involves the design and development of a company's trade show exhibit or a visitor's center/lobby display. For example:

  . The development of all creative and production elements for a major consumer electronics company exhibit at the 1995 COMDEX Show in Las Vegas. Caribiner designed the exhibit, created and produced all of the creative elements in the form of both videos and printed materials and developed and scripted presentations designed to attract participants to the exhibit.

CLIENTS

  Caribiner targets clients with large or potentially large recurring needs for business communications services. Caribiner's client list covers a number of industry sectors including automotive, information technology, insurance, pharmaceuticals, financial services, fast food, lodging, petroleum and soft drink.

  Caribiner's clients include ARAMARK, Eastman Kodak Corporation, Ford Motor Co., Holiday Inn Worldwide, IBM, McDonald's Corporation, Parke-Davis, a division of Warner Lambert, Schering-Plough, Sears, Roebuck & Co. and Shell Oil Company. During fiscal 1996, Ford Motor Co., IBM and State Farm Group accounted for approximately 15%, 13% and 11%, respectively, of Caribiner's revenues. From fiscal 1993 to fiscal 1996, the number of clients to whom the Company provided services during the year grew from 65 to over 300.

  Caribiner's size and strategic focus on enhancing and establishing client relationships with large or potentially large accounts permits it to dedicate personnel to a single client to strengthen and build the relationship and increase the opportunity for cross-selling to other divisions or departments of the client. When the Company recognized significant opportunities to expand relationships with Ford Motor Co. and IBM, management decided to increase Company resources devoted to the servicing of these two accounts. Accordingly, the Company maintains a Detroit facility with a total of 27 full-time employees to service the business communications needs of numerous individual buyers from the 21 Ford business units for whom Caribiner executed projects in fiscal 1996. In addition, in July, 1995 Caribiner dedicated personnel and facilities in its White Plains (NY) office to provide services to IBM on a worldwide basis. Caribiner believes that the strategy it has followed with the Ford Motor Co. and IBM to build and maintain these accounts can be utilized to develop and build relationships with other clients having a significant need for business communications services.

  Among the ways the Company seeks to differentiate itself to clients from other providers of business communications services are by its customer service, its breadth of creative and technical expertise, its ability to execute programs successfully, with complete "back-up" system technology, its demonstrated ability to produce a broad range of projects, large and small, across a number of industries, its full range of business communications services, its continuous investment in new technology and equipment, its size and its international presence.

SALES AND MARKETING

  Historically, Caribiner has acquired new clients and marketed its services primarily by cross-selling to existing clients, responding to requests for proposals, pursuing client referrals, identifying prospects through research of a potential client's business communications needs, actively marketing to potential new customers and through acquisitions of other business communications services providers. The Company solicits prospective accounts through personal contacts by members of Caribiner's senior management as well as through the Company's managers responsible for business development. When a new account is established, the Company immediately assigns a sales executive (an account manager) to the client to build the relationship and ensure that the client's needs are being met, and to seek out further opportunities to penetrate this account. The Company employs a full-time sales and marketing staff of approximately 100 persons, and has dedicated a senior group of sales and marketing executives to identify potential client relationship opportunities and promote Caribiner's expertise and range of services. Generally, account managers are assigned a number of different accounts which may be comprised of a number of businesses or a number of divisions, departments or groups within the same business.

OPERATIONS

  General. Each of the Company's regional offices is run by a general manager, who is supported by sales executives (the account managers) who establish and foster customer relationships; creative and technical personnel who direct concept development, staging and execution of a project; and producers and project managers who have ultimate responsibility for project execution, media creation and theatrical staging of an event. In addition, the Company employs on-site service representatives to serve TAVS' hotel properties. Each regional office supplements its staff with independent contractors or part-time employees where needed. Caribiner has long-standing relationships with freelance contractors and part-time employees in various production and creative disciplines, which gives it a competitive advantage in being able to produce the highest quality events for its customers while keeping overhead lower and utilizing resources more efficiently.

  Although each office focuses on serving the needs of clients located in its geographic region, Caribiner's management emphasizes the coordination of activities between offices and allocates, when necessary, resources from one office in order to support another. This coordination of activities allows the Company to serve its clients at a local level while at the same time providing clients with resources and expertise of an international organization. Caribiner has also centralized the accounting, finance, and information technology functions of the Company in New York and Atlanta to minimize overhead and administrative expense.

  Foreign Operations. In June, 1996, the Company acquired Spectrum, a leading London-based producer of meetings and events and provider of other business communications services with a significant presence in the United Kingdom and Europe. Spectrum owns Spectrum Communications Limited and MWA in London and a joint venture interest in Spectrum Communications LLC in Dubai. In addition, in June, 1996, the Company opened its Hong Kong office, primarily to better serve its international clients in the Pacific Rim. During fiscal 1996, the Company's foreign operations generated revenue of $7.0 million and an operating loss of $.1 million and at September 30, 1996 had identifiable assets, including goodwill, of $16.1 million. Such financial information reflects only four months of foreign operations, and the Company expects that its foreign operations will be more material in the future.

EMPLOYEES AND FACILITIES

  As of December 13, 1996, Caribiner employed 818 full-time employees based as follows:

      OFFICE LOCATION                                                  NUMBER OF
      ---------------                                                  FULL-TIME
      Domestic                                                         EMPLOYEES
      --------                                                         ---------
      New York (including corporate headquarters).....................    125
      Atlanta ........................................................    185
      Rolling Meadows (IL)............................................     59
      Orlando.........................................................     64
      Detroit.........................................................     30
      White Plains (NY)...............................................     28
      Los Angeles ....................................................     18
      Dallas..........................................................     17
      Boston..........................................................     13
      Columbia (MD)...................................................      7
      Houston.........................................................      5
      San Francisco...................................................      4
      Columbia (SC)...................................................      3
      International
      -------------
      London..........................................................     88
      Dubai...........................................................     14
      Hong Kong.......................................................      5

Approximately 153 employees are located on site at various hotels for which TAVS is the preferred provider of in-house audio visual equipment rentals.

  The Company has no collective bargaining or similar agreements with unions; however, the Company does from time to time independently contract with or hire part-time union personnel, especially during the production of a particular meeting or event. Over the course of any given project period, the Company evaluates the production personnel requirements and determines the extent to which it must supplement its available employee base with the use of freelance contractors or part time employees. Depending on the timing and specific requirements of the events and the number of overlapping events in any given planning period, the use of freelance contractors and part time employees can vary significantly. The Company considers its relations with its full-time employees, part-time employees and independent contractors to be good.

  Caribiner's corporate headquarters and New York office are located in leased offices occupying approximately 40,000 square feet at 16 West 61st Street, New York, New York 10023-7604. The lease for the Company's headquarters expires in 2000. The Company is presently reviewing expansion into additional space it expects to require as it grows, but has not entered into any commitments.

  The Company also leases offices in each of the cities listed in the above table (including two offices in the Detroit area). The Company leases warehouse space in Atlanta, Chicago, Dallas, North Bergen (NJ), Orlando, Columbia (MD) and Columbia (SC). The terms of the leases expire between 1997 and 2011. The Company anticipates that as it expands, it will require additional office space to support such growth and believes that suitable additional or alternative space will be available as needed.

COMPETITION

  Although no firm data exists with respect to the size of the business communications services industry and the number and size of competitors within the industry, management believes, based on its experience in the industry, that the business communications services industry is highly fragmented. Caribiner believes that no one participant or small number of participants is dominant in the industry and that its competitors consist primarily of small, generally regional firms which provide a limited range of services, although there are several participants in the industry whose business, like that of Caribiner, is full service in scope. Management believes that certain competitors have capabilities and resources comparable to and in certain respects greater than those of the Company. Caribiner also competes with in-house communications staffs of existing and potential clients.

  Management believes that the competitive factors most important in the business communications services industry are organizational breadth, creative, production and technical expertise, demonstrated ability to execute projects, range of services offered, range of industries serviced, size, geographical presence and price.

  The Company believes its principal strengths are the depth of its creative and production talent, its ability to consistently meet its clients' objectives and expectations, its focus on quality and customer service and its ability to manage effectively and reliably several complex, large-scale projects contemporaneously. The Company believes it is at a competitive disadvantage in certain regions where it does not have local offices.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation incidental to its business. In the opinion of the Company, no such litigation has had or is likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY MANAGEMENT PERSONNEL

             NAME               AGE                     POSITION
             ----               ---                     --------
Raymond S. Ingleby.............  33  Chairman of the Board and Chief Executive
                                      Officer of Caribiner International, Inc.
Arthur F. Dignam...............  50  Executive Vice President and Chief Financial
                                      and Administrative Officer of Caribiner
                                      International, Inc.
Mark M. Cohen..................  49  Executive Vice President of Caribiner
                                      International, Inc. and President of
                                      Caribiner Communications
Lawrence P. Golen..............  39  Executive Vice President of Caribiner
                                      International, Inc. and President of Total
                                      Audio Visual Services
Brian Shepherd.................  39  Executive Vice President, Strategic Planning
                                      and International Operations, of Caribiner
                                      International, Inc.
Errol M. Cook..................  57  Director
Bryan D. Langton...............  60  Director
Sidney Lapidus.................  59  Director
David E. Libowitz..............  33  Director

  RAYMOND S. INGLEBY has been a director and Chief Executive Officer of the Company since its formation in 1989, and Chairman since June, 1993. From 1988 through 1993, Mr. Ingleby served as Chairman and Chief Executive Officer of Ingleby Communications Corporation, which he founded in 1988. In 1985, Mr. Ingleby, a British citizen, founded his own advertising company that was engaged in the installation of advertising displays in hotels, which he sold in 1988.

  ARTHUR F. DIGNAM has been Executive Vice President and Chief Financial Officer of the Company since February, 1994 and Chief Administrative Officer since November, 1995. Prior to joining Caribiner, Mr. Dignam worked as an independent consultant from August, 1993 to January, 1994, and was Vice President and Chief Financial Officer for Panavision International, the privately-held predecessor to Panavision Inc., a company that manufactures high quality cameras and accessories for the film and television industry, from February, 1989 to July, 1993. Prior thereto, Mr. Dignam served as chief financial officer in both the news division and operations and technical services division of the National Broadcasting Company.

  MARK M. COHEN has been Executive Vice President of the Company and President of Caribiner Communications since November, 1995. Mr. Cohen joined Caribiner in November, 1993 as Executive Vice President of Caribiner, Inc. and General Manager of its New York office. Prior to joining Caribiner, Mr. Cohen served in various general management positions with Maritz Inc., a marketing service and performance improvement company, from June, 1976 to November, 1993.

  LAWRENCE P. GOLEN has been Executive Vice President of the Company and President of TAVS since October, 1996, when he joined Caribiner after its acquisition of TAVS from GECCLC. Prior thereto, Mr. Golen served as General Manager of TAVS from September, 1994 to October, 1996 and as General Manager of the Test Equipment Management Services division of GECCLC from May, 1994 to October, 1996. Prior thereto, Mr. Golen served as Vice President-Marketing and Sales of Douglas Manufacturing from January, 1993 to April, 1994 and Regional Marketing Director of GE Plastics from November, 1991 to December, 1993.

  BRIAN SHEPHERD has been Executive Vice President, Strategic Planning and International Operations, of Caribiner International, Inc. since November, 1995. Mr. Shepherd joined the Company as Vice President of Caribiner, Inc. and General Manager of its Atlanta office in July, 1995. Mr. Shepherd was formerly President and Chief Executive Officer of Imagination (USA) Inc., a subsidiary of Imagination, UK, a large European-based business communications company, from December, 1992 to July, 1995. Previously, he had been Managing Director of the London office of Imagination, UK.

  ERROL M. COOK has been a director of the Company since June, 1992. Mr. Cook has been a Managing Director of E.M. Warburg, Pincus & Co., Inc. ("EMW") since March, 1991. Mr. Cook serves on the board of directors of certain privately held companies.

  BRYAN D. LANGTON has been a director of the Company since April, 1996. Mr. Langton has been the Chairman Emeritus of Holiday Inn Worldwide, a subsidiary of Bass plc, since December, 1996. Prior thereto Mr. Langton served as Chairman and Chief Executive Officer of Holiday Inn Worldwide and Holiday Inn, Inc. from February, 1990 to December, 1996. Mr. Langton serves on the board of directors of Bass plc.

  SIDNEY LAPIDUS has been a director of the Company since June, 1992. Mr. Lapidus is a Managing Director of EMW. Mr. Lapidus has been with EMW or its predecessor since 1967. Mr. Lapidus serves on the board of directors of Renaissance Communications Corp., Pacific Greystone Corporation and Panavision Inc., as well as several privately held companies.

  DAVID E. LIBOWITZ has been a director of the Company since June, 1992. Mr. Libowitz has served as a Vice President of Warburg, Pincus Ventures, Inc., the venture banking subsidiary of EMW, since January, 1995 and has been associated with EMW since July, 1991. Mr. Libowitz serves on the board of directors of certain privately held companies.

BOARD COMPOSITION; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION; OTHER COMMITTEES

  At present, the Board of Directors of the Company is composed of five directors. The Board intends to nominate and appoint one additional person to serve as an independent director. Pursuant to the terms of the Stockholders Agreement, subject to certain conditions, Warburg has the right to designate up to three persons for nomination to the Board and Raymond S. Ingleby has the right to be designated as a director for nomination to the Board. See "Risk Factors--Control by Management and Current Stockholders" and "Certain Relationships and Transactions with Related Persons--Stockholders Agreement."

  The Compensation Committee of the Board of Directors of the Company determines the salaries and bonuses of the Company's executive officers and administers the 1996 Stock Option Plan. During the Company's last completed fiscal year Errol M. Cook, David E. Libowitz and, following his appointment to the Board of Directors, Bryan D. Langton served as members of the Compensation Committee. The sole general partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control WP. E.M. Warburg, Pincus & Company, a New York general partnership that has the same general partners as WP ("E.M. Warburg"), manages Warburg. WP has a 20% interest in the profits of Warburg, and through its wholly owned subsidiary, EMW, owns 1.13% of the limited partnership interests in Warburg. Mr. Cook is a Managing Director of EMW, and a partner of WP and E.M. Warburg. Mr. Libowitz is an officer of a wholly-owned subsidiary of EMW. See "Certain Relationships and Transactions with Related Persons."

  The Audit Committee of the Board of Directors recommends the appointment of auditors and oversees the accounting and audit functions of the Company. At present, Bryan D. Langton serves as the Chairman and sole member of the Audit Committee. The Board of Directors has indicated its intention to appoint to the Audit Committee a second independent director when such director is appointed to the Board. During the Company's last completed fiscal year Errol
M. Cook and David E. Libowitz also served as members of the Audit Committee until their resignations from such committee upon Mr. Langton's appointment to such committee in May, 1996.

DIRECTOR COMPENSATION

  Directors who are not employees or officers of the Company receive cash compensation of $12,500 per annum payable quarterly (other than directors affiliated with Warburg, who have waived the right to receive any compensation). Directors are also reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company do not receive additional compensation for services as a director.

  Effective March 11, 1996, the Company adopted the Non-Employee Directors' Stock Plan, pursuant to which the Company awards directors (other than directors affiliated with Warburg, who have waived the right to receive any compensation, or directors who may be employees of the Company) upon their becoming a director and on January 1 of each year shares of Common Stock having a market value of $12,500. The Non-Employee Directors' Stock Plan provides that the maximum number of shares of Common Stock available for issue under the plan is 15,000 shares, subject to adjustment to prevent dilution or expansion of rights.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning the compensation paid or accrued by the Company for services rendered to the Company and its subsidiaries in all capacities for the fiscal years ended September 30, 1995 and 1996, by its Chief Executive Officer and each of the Company's other executive officers whose total salary and bonus exceeded $100,000 during such fiscal year (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                          LONG-TERM
                                                         COMPENSATION
                                                         ------------
                                            ANNUAL
                                         COMPENSATION     SECURITIES
                                       -----------------  UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION             SALARY   BONUS    OPTIONS(#)  COMPENSATION
---------------------------            -------- -------- ------------ ------------
Raymond S. Ingleby
 Chairman of the Board and Chief
  Executive Officer of
  Caribiner International, Inc.
    1996.............................. $384,027      (1)      -0-        $2,200(2)
    1995..............................  325,000 $162,500      -0-         2,200(2)
Arthur F. Dignam
 Executive Vice President and Chief
  Financial and Administrative Officer
  of Caribiner International, Inc.
    1996..............................  215,851      (1)    3,000           -0-
    1995..............................  195,834   37,600      -0-           -0-
Mark M. Cohen
 Executive Vice President of Caribiner
  International, Inc. and President of
  Caribiner Communications
    1996..............................  227,728      (1)    3,000           -0-
    1995..............................  190,000   46,500      -0-           -0-
Brian Shepherd
 Executive Vice President, Strategic
  Planning and International
  Operations of Caribiner
  International, Inc.
    1996..............................  220,001      (1)    3,000           -0-
    1995..............................   33,031      -0-      -0-           -0-

--------
(1) The final allocation of the bonus pool for fiscal 1996 will not be determined until the end of December, 1996.
(2) All Other Compensation consists of life insurance premiums paid by the Company.

 Option Grants

  The following table sets forth the grants of options with respect to Common Stock during the year ended September 30, 1996, to the Named Executive
Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                        POTENTIAL REALIZABLE
                                                                          VALUE AT ASSUMED
                                                                        ANNUAL RATES OF STOCK
                                                                       PRICE APPRECIATION FOR
                         INDIVIDUAL GRANTS                                   OPTION TERM
---------------------------------------------------------------------- -----------------------
                                    % OF TOTAL
                                     OPTIONS
                                    GRANTED TO  EXERCISE OR
                         OPTIONS   EMPLOYEES IN BASE PRICE  EXPIRATION
NAME                     GRANTED   FISCAL YEAR   PER SHARE     DATE        5%          10%
----                     -------   ------------ ----------- ---------- ----------- -----------
Raymond S. Ingleby......   --           --          --          --         --          --
Arthur F. Dignam........  3,000(1)     2.0%       $28.875   07/29/2006     $13,654     $23,432
Mark M. Cohen...........  3,000(1)     2.0%        28.875   07/29/2006      13,654      23,432
Brian Shepherd..........  3,000(1)     2.0%        28.875   07/29/2006      13,654      23,432

--------
(1) Such options will vest one-third on July 29, 1997, one-third on July 29, 1998 and one-third on July 29, 1999.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Ingleby, Dignam, Cohen, Shepherd and Golen. Mr. Ingleby's employment agreement expires on October 1, 1998. The employment agreements of Messrs. Dignam and Cohen expire on December 1, 1998. Mr. Shepherd's employment agreement expires on July 25, 1998. Mr. Golen's employment agreement expires on October 14, 1999. The Company is required to give Mr. Ingleby at least 12 months' notice if it does not intend to renew or extend his contract, and otherwise must pay him all compensation under the agreement for 12 months from delivery of such notice. The employment agreement for each of Mr. Dignam and Mr. Cohen provides that the Company is required to give such executive at least six months' notice if it does not intend to renew or extend his contract. The employment agreement for each of Mr. Dignam and Mr. Cohen provides for an option to renew for an additional three years at the discretion of the Company.

  The annual base salary of Mr. Ingleby, Mr. Dignam, Mr. Cohen, Mr. Shepherd and Mr. Golen under their employment agreements currently is $385,000, $220,000, $235,000, $220,000 and $210,000, respectively. Each executive is also entitled to fringe benefits, and to an annual bonus based on Company performance against targets established by the Board each year. Under each agreement the Board is to review the employee's salary at least annually and the salary amounts may be increased in the Board's discretion. Each executive may be terminated for "cause" (as defined in the agreements), with all compensation ceasing. Under Messrs. Ingleby, Dignam and Cohen's employment agreements, if the executive is terminated without cause or, if the executive terminates his employment for "good reason" (as defined), the executive is entitled to full compensation for the remaining term of the agreement (or, if longer, in the case of Mr. Ingleby, for 12 months). "Good reason" includes, in the case of Mr. Ingleby, a change in control (as defined) of the Company. The consummation of the Offering will not result in such a change in control. Each employment agreement includes a two year non-competition and non-solicitation of clients and employees provision. The employment agreements of Mr. Ingleby, Mr. Dignam and Mr. Cohen provide that, in the event of the employee's death, the employee's beneficiary will receive a payment equal to six months' base salary. Each of Mr. Shepherd's and Mr. Golen's employment agreement provides for a payment equal to one month's base salary in the event of his death.

INCENTIVE PLANS

1996 STOCK OPTION PLAN

  Effective January 1, 1996, the Company adopted the 1996 Stock Option Plan (the "Option Plan"). The Option Plan is designed to provide employees with a more direct stake in the Company's future welfare and an incentive to remain with the Company. It is also expected that the Option Plan will encourage qualified persons to seek employment with the Company.

  The Option Plan provides for grants of "Incentive Stock Options," meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and "Non-qualified Stock Options." The Option Plan provides that options for an aggregate of 364,000 shares of Common Stock shall be available for award, subject to adjustment by the Committee (as hereinafter defined) to prevent dilution or expansion of rights. Options may be granted to employees of the Company or any of its subsidiaries, provided that no employee may receive options for more than 200,000 shares of Common Stock in the aggregate in any fiscal year. As of December 1, 1996, stock options to purchase an aggregate of 184,400 shares of Common Stock (175,800 of which have not yet vested) were outstanding.

  The Option Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") and is comprised of not less than two disinterested directors within the meaning of Rule 16b-3 of the Exchange Act. The Option Plan permits the Committee to determine which employees shall receive options and the times when options are to be granted. The Committee also determines the purchase price of Common Stock covered by each option, the term of each option, the number of shares of Common Stock to be covered by each option and any performance objectives or vesting standards applicable to each option. The Committee also designates whether the options shall be Incentive Stock Options or Non-qualified Stock Options.

  The purchase price per share under each Incentive Stock Option or Non-qualified Stock Option is the "Market Price" (as such term is defined in the Option Plan) of the Common Stock on the date the option is granted, except that the exercise price for an Incentive Stock Option granted to a 10% stockholder may not be less than 110% of the Market Price of the Common Stock on the date of the grant. The aggregate Market Price of the Common Stock exercisable under Incentive Stock Options held by any optionee during any calendar year may not exceed $100,000. Incentive Stock Options granted to employees under the Option Plan have a maximum term of ten years. Incentive Stock Options granted to 10% stockholders have a maximum term of five years. Options are not transferable except by will or pursuant to the applicable laws of descent and distribution. Notwithstanding the general restriction on transferability, in the sole discretion of the Committee, Non-qualified Stock Options may be made transferable subject to the requirements of Rule 16b-3.

  In the event that an employee is terminated for any reason other than death, Disability, Retirement or Cause (as such terms are defined in the Option
Plan), to the extent that the employee had the right to exercise an option, such option will be exercisable until the earlier of the expiration date of the option, or within 30 days of the date of such termination. Options held on the date of Disability or Retirement, whether or not exercisable on such date, are exercisable within one year of the date of Disability or Retirement. Options held by an employee at the date of death, whether or not exercisable on the date of death, are exercisable by the beneficiary of the employee within one year from the date of death. The Committee may, in its sole discretion, cause any option to be forfeited upon an employee's termination for Cause (as defined in the Option Plan). In the event of a Change of Control (as such term is defined in the Plan) of the Company, all outstanding options will vest and appropriate provisions shall be made for the protection of options by substitution on an equitable basis of appropriate stock of the Company or appropriate stock of the merged, consolidated or otherwise reorganized corporation, as the case may be.

  The Board is permitted to suspend, terminate, modify or amend the Option Plan, provided that any amendment that would (i) materially increase the aggregate number of shares, (ii) materially increase benefits accruing to employees, or (iii) materially modify the eligibility requirements for participation shall be subject to stockholder approval, provided, however, that stockholder approval is not required for adjustments to the Option Plan or to the number of shares available thereunder which are deemed appropriate by the Committee to prevent dilution or expansion of rights.

401(K) PLAN

  In December, 1994, Caribiner, Inc. adopted the Employee Profit Sharing Plan and Trust For Employees of Caribiner, Inc. (the "401(k) Plan") to replace a previously existing similar plan. Generally, any employee who has completed 3 months of service and is over 21 years of age is eligible to participate in the 401(k) Plan. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 10% of his or her compensation for services rendered in any year, not to exceed a statutorily prescribed annual limit. Participants in the 401(k) Plan are always fully vested in their own contributions. The terms of the 401(k) Plan provide that the Company may make matching contributions to the 401(k) Plan based on the company's net income and at the discretion of the Board of Directors. Each participant becomes fully vested in the Company's contributions allocated to his or her account upon completion of five years of service. The Company's contributions are tax-deductible to the Company. Company contributions to the 401(k) Plan for fiscal 1994, 1995 and 1996 were not significant, and no contributions were made by the Company to the accounts of any of the Named Executive Officers.

          CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

INVESTMENT BY WARBURG, PINCUS INVESTORS, L.P.

  Pursuant to a Securities Purchase Agreement, dated as of June 30, 1992, Warburg purchased the Convertible Note in the principal amount of $12.0 million and shares of preferred stock for $4.0 million. The proceeds from the sale to Warburg of the Convertible Note and the preferred stock were used in part to finance the Company's acquisition in June, 1992 of Caribiner, Inc. Immediately prior to the consummation of the Initial Public Offering, Warburg converted the Convertible Note and all the shares of its preferred stock (including the shares of preferred stock which it received upon conversion of the Convertible
Note) into an aggregate of 3,596,250 shares of Common Stock.

  The Convertible Note accrued interest at the rate of 11.5% per annum on the outstanding principal amount thereof, and interest was payable quarterly in cash. Pursuant to the terms of the Convertible Note, the Company chose to defer interest on such note, which deferred interest also accrued interest at the rate of 11.5% per annum.

  Pursuant to the terms of the preferred stock, Warburg was entitled to received, when and as declared by the Company's Board, a cash dividend at the annual rate of 12% of the liquidation preference per share of the preferred stock. Dividends on the preferred stock were cumulative, and unpaid dividends (whether or not declared) accrued at the rate of 12% per annum.

  Proceeds from the Initial Public Offering aggregating $8.5 million were used to pay accrued interest on the Convertible Note and accumulated dividends on the preferred stock.

WARBURG TERM LOAN AND WARRANTS

  Pursuant to the Loan and Warrant Agreement, dated as of August 3, 1993, which governed the Warburg Term Loan, Warburg had agreed to lend to the Company up to $10.0 million in loans for acquisitions and other corporate purposes approved by the Board of Directors of the Company. Amounts outstanding under the Warburg Term Loan accrued interest at the rate of 11% per annum compounded semi-annually. As of December 31, 1995, there was approximately $3.0 million outstanding under the Warburg Term Loan. The outstanding amount under the Warburg Term Loan, including accrued interest of approximately $4.0 million, was repaid upon consummation of the Initial Public Offering, and the Loan and Warrant Agreement was terminated.

  In partial consideration for making advances under the Warburg Term Loan, Caribiner issued warrants to Warburg at the rate of 0.50% of the then fully diluted Common Stock per each $1.0 million principal amount of an advance. In addition, after the first anniversary of each advance and at the close of every quarter thereafter, additional warrants were issuable to Warburg at the rate 0.375% of the fully diluted Common Stock per each $1.0 million in outstanding principal amount of such advance. As of December 31, 1995, warrants to purchase an aggregate 534,505 shares of Common Stock had been issued to Warburg with a weighted average exercise price per share of $3.16. Warburg exercised all of the warrants immediately prior to the completion of the Initial Public Offering.

ADVANCES TO RAYMOND S. INGLEBY

  As a result of a series of advances made from 1989 to 1992, Raymond S. Ingleby, the Chairman of the Board and Chief Executive Officer of the Company, became obligated to pay to the Company an aggregate amount of $362,630. Such repayment obligations did not bear interest. The Company fully reserved against such obligations in fiscal 1992. Mr. Ingleby repaid the full amount of such obligations in connection with the Initial Public Offering.

STOCKHOLDERS AGREEMENT

  Upon completion of the Initial Public Offering, the Company entered into the Stockholders Agreement with Warburg and Raymond S. Ingleby. The Stockholders Agreement contains, among other things, various terms regarding nominations for the Company's Board of Directors and certain registration rights granted by the Company. Pursuant to the terms of the Stockholders Agreement, for so long as Warburg beneficially owns at least 35%, 20% or 10% of the outstanding shares of Common Stock, it will have the right to designate three nominees, two nominees or one nominee, respectively, for director. The Stockholders Agreement also provides that for so long as Mr. Ingleby shall hold office as the Chairman and Chief Executive Officer of the Company, he will have the right to be designated as a nominee for director.

  Additionally, the Stockholders Agreement provides that Warburg is entitled to three "demand" registrations, which may be exercised at any time. The Stockholders Agreement also provides that Raymond S. Ingleby will be entitled to one "demand" registration with respect to not less than 50% of the number of shares of Common Stock that he beneficially owned immediately prior to the completion of the Initial Public Offering (i.e., 698,178 shares), provided that Mr. Ingleby may not exercise such "demand" until the earliest of (i) six months after the effective date of a registration statement filed by the Company in respect of shares of Common Stock owned by Warburg, (ii) the distribution by Warburg of shares of Common Stock to its partners and (iii) March 15, 2001. In addition, in the event Mr. Ingleby is terminated from his employment by the Company and he has not exercised his demand registration, he will be entitled to one "demand" registration six months after the date of his termination to the extent he would be required by law to effect such registration in order to sell his shares. Mr. Ingleby is also entitled to "piggyback" registration rights in the event that Warburg exercises a "demand" registration. In addition, the Stockholders Agreement grants to Mr. Ingleby certain co-sale rights in the event that Warburg sells, transfers or otherwise disposes of any shares of its Common Stock.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 1, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to
(i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the executive officers of the Company and (iv) all directors and executive officers of the Company as a group.

                                       SHARES        NUMBER        SHARES
                                    BENEFICIALLY    OF SHARES   BENEFICIALLY
                                   OWNED PRIOR TO     BEING         OWNED
                                      OFFERING       OFFERED   AFTER OFFERING
NAME AND ADDRESS OF BENEFICIAL    ----------------- --------- -----------------
OWNER                              NUMBER   PERCENT  NUMBER    NUMBER   PERCENT
------------------------------    --------- ------- --------- --------- -------
Warburg, Pincus Investors, L.P.
 (1)............................. 4,130,755  43.0%       --   4,130,755  36.4%
 466 Lexington Avenue
 10th Floor
 New York, NY 10017
Raymond S. Ingleby(2)............ 1,047,266  10.9    100,000    947,266   8.3
 c/o the Company
 16 West 61st Street
 New York, NY 10023
Arthur F. Dignam.................    36,898     *     14,000     22,898     *
Mark M. Cohen....................    35,508     *     14,200     21,308     *
Lawrence P. Golen (3)............     7,300     *        --       7,300     *
Brian Shepherd...................    23,611     *        --      23,611     *
Errol M. Cook (1)................ 4,130,755  43.0        --   4,130,755  36.4
Bryan D. Langton(4)..............    13,497     *        --      13,497     *
Sidney Lapidus (1)............... 4,130,755  43.0        --   4,130,755  36.4
David E. Libowitz (1)............       --      *        --         --      *
All executive officers and
 directors as a group
 (9 persons)(5).................. 5,294,835  55.2%   128,200  5,166,635  45.5%

--------
* Less than 1%
(1) The sole general partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control WP. E.M. Warburg, Pincus & Company, a New York general partnership that has the same general partners as WP ("E.M. Warburg"), manages Warburg. WP has a 20% interest in the profits of Warburg, and through its wholly owned subsidiary, EMW, owns 1.13% of the limited partnership interests in Warburg. Messrs. Errol M. Cook and Sidney Lapidus, each a director of the Company, are Managing Directors of EMW, and partners of WP and E.M. Warburg. As such, Messrs. Cook and Lapidus may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of Common Stock beneficially owned by Warburg, EMW and WP. Mr. David E. Libowitz, a director of the Company, is an officer of a wholly-owned subsidiary of EMW. Each of Messrs. Cook, Lapidus and Libowitz disclaims "beneficial ownership" of the Common Stock owned by Warburg within the meaning of Rule 13d-3 under the Exchange Act.
(2) In the event the over-allotment option is exercised in full and Mr. Ingleby sells an additional 200,000 shares of Common Stock pursuant thereto, Mr. Ingleby would beneficially own 747,266 shares of Common Stock after the Offering, or 6.5%.
(3) Includes presently exercisable options to purchase 7,000 shares of Common Stock at $44.75 per share, which expire in October, 2006.
(4) Includes presently exercisable options to purchase 9,000 shares of Common Stock at $42.62 per share, which expire in November, 2006.
(5) In the event the over-allotment option is exercised in full and Mr. Ingleby sells an additional 200,000 shares of Common Stock pursuant thereto, all executive officers and directors as a group would be offering an aggregate of 328,200 shares of Common Stock and would beneficially own 4,966,635 shares of Common Stock after the Offering, or 43.4%.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 42,000,000 shares, of which 40,000,000 shares are shares of Common Stock and 2,000,000 shares are shares of preferred stock. At December 1, 1996, there were 9,598,656 shares of Common Stock outstanding, held of record by 73 shareholders, and no shares of preferred stock outstanding.

  The following summary description relating to the capital stock does not purport to be complete. Reference is made to the Certificate which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, for a detailed description of the provisions thereof summarized below.

COMMON STOCK

  Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any class or series of Preferred Stock which the Company may issue in the future.

  The Common Stock is listed on the New York Stock Exchange under the symbol "CWC."

PREFERRED STOCK

  The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more classes or series and to fix the number of shares constituting any such class or series, and the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any class or series, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without stockholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Stock.

DELAWARE LAW, CHARTER AND BY-LAW PROVISIONS

  Section 203 of the Delaware General Corporation Law (the "DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203, generally, to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock) with a publicly-held Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock held by directors who are also officers of the corporation and by employee benefit plans that do not provide employees with the right to determine confidentially whether shares held by the plan will be voted or tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and ratified at a meeting of stockholders (and not by written consent) by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board of Directors of the Company approved the transactions in June, 1992 pursuant to which Warburg became an interested stockholder.

  The Certificate and By-Laws of the Company (i) require the approval of at least 50% of the members of the Board of Directors in order for a special meeting of stockholders to be called, (ii) prohibit the stockholders of the Company from taking action by written consent in lieu of a meeting and (iii) require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors. Such provisions could have the effect of discouraging attempts by others to obtain control of the Company or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 11,348,656 shares of Common Stock, of which 5,658,387 will be freely tradeable (other than by an "affiliate" of the Company (as such term is defined in the Securities Act)) without restriction or registration under the Securities Act. The remaining 5,690,269 shares of Common Stock to be outstanding (the "Restricted Shares") are held by officers, directors, employees and other stockholders of the Company. The Restricted Shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act, and include 510,836 Restricted Shares which were sold by the Company in reliance on the exemption from the registration requirements of the Securities Act contained in Rule 701 under the Securities Act (the "Rule 701 Shares"). All of the Restricted Shares are "restricted securities" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144.

  Approximately 5,123,446 Restricted Shares are eligible for sale in the public market, subject to the provisions of Rule 144 (of which approximately shares are subject to the lock-up described below). The Company, the Selling Stockholders, Warburg and all of the Company's directors and executive officers have, subject to certain exemptions in the case of the Company, agreed not to, directly or indirectly sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch. The remainder of the Restricted Shares held by existing stockholders will become eligible for sale at various times, subject to the provisions of Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock and the average weekly trading volume on a national securities exchange and/or in the over-the-counter market during the four calendar weeks preceding such sale, provided that at least two years have elapsed since such shares were acquired from the Company and certain manner of sale, notice requirements and requirements as to the availability of current public information about the Company are satisfied. Any person who is deemed to be an affiliate of the Company must comply with the provisions of Rule 144 (other than the two-year holding period requirement) in order to sell shares of Common Stock which are not restricted securities (such as shares acquired by affiliates in the Offering). In addition, under Rule 144(k), a person who is not an affiliate of the Company, and who has not been an affiliate of the Company at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided at least three years have elapsed since the shares were acquired from the Company.

  Securities issued in reliance on Rule 701 are deemed to be restricted securities within the meaning of Rule 144 and (unless subject to the lock-up agreements described above), may be sold by persons other than affiliates without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and by affiliates without having to comply with the minimum holding-period provision of Rule 144.

  The Company has, in the past, issued shares of Common Stock as partial consideration for certain of its acquisitions and may do so again in the future.

  Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price.

REGISTRATION RIGHTS

  Pursuant to the terms of the Stockholders Agreement, the Company granted to Warburg and Raymond S. Ingleby certain registration rights regarding shares of Common Stock owned by them. See "Certain Relationships and Transactions with Related Persons--Stockholders Agreement."

  In addition, the Company granted registration rights with respect to the 31,821 shares of Common Stock which it issued in connection with the acquisition of Lighthouse. The Company has also agreed to grant registration rights with respect to shares of Common Stock having a market value of $1.4 million (the actual number of shares of Common Stock to be based on the average closing price per share of the Common Stock for the five business days prior to closing) which it will issue in connection with the acquisition of Blumberg. In both cases, the Company has agreed to use its best efforts to effect the registration and sale of such shares of Common Stock as soon as it becomes eligible to file a registration statement on Form S-3, provided, that the Company may delay such filing for up to 120 days in the event such filing would cause certain material adverse events.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company and each of the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, Furman Selz LLC and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Purchase Agreement provides that, subject to the terms and conditions set forth therein, the Underwriters are obligated to purchase all of the shares of Common Stock being sold pursuant to the Purchase Agreement if any of the shares of Common Stock are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................
   Alex. Brown & Sons Incorporated....................................
   Furman Selz LLC....................................................
   Schroder Wertheim & Co. Incorporated...............................
                                                                       ---------
        Total......................................................... 1,878,200
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $   per share of Common Stock on sales to
certain other dealers. After the initial public offering of the shares of Common Stock offered hereby, the public offering price, concession and discount may be changed.

  Mr. Ingleby and the Company have granted the Underwriters an option to purchase up to an additional 200,000 shares of Common Stock and 81,730 shares of Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock to be purchased initially by the Underwriters. If purchased, the Underwriters will offer such additional shares of Common Stock on the same terms as those on which the 1,878,200 shares of Common Stock are being offered hereby.

  The Company, the Selling Stockholders, Warburg and all of the Company's directors and executive officers have, subject to certain exemptions in the case of the Company, agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or file or cause the Company to file any registration statement with respect to any of the foregoing, for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch.

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by Schulte Roth & Zabel LLP, New York, New York. Debevoise & Plimpton, New York, New York, has acted as counsel for the Underwriters in connection with the Offering.

                                    EXPERTS

  The consolidated financial statements of Caribiner International, Inc. at September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995, the financial statements of Total Audio Visual Services at December 31, 1995 and for the year then ended and the consolidated financial statements of SCH International Limited at March 31, 1996 and for the nine months then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies may be obtained at prescribed rates. Such reports, proxy statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, which may be inspected, without charge, at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm and quarterly reports containing unaudited consolidated financial information for each of the first three fiscal quarters of each fiscal year of the Company.

  Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
CARIBINER INTERNATIONAL, INC.
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets as of September 30, 1994 and 1995...........  F-3
  For the Years Ended September 30, 1993, 1994 and 1995:
    Consolidated Statements of Operations.................................  F-4
    Consolidated Statements of Cash Flows.................................  F-5
    Consolidated Statements of Changes in Stockholders' Equity (Deficit)..  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Consolidated Balance Sheet as of June 30, 1996.......................... F-15
  For the Nine Months Ended June 30, 1995 and 1996:
    Consolidated Statements of Operations................................. F-16
    Consolidated Statements of Cash Flows................................. F-17
  Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
   the Nine Months Ended June 30, 1996 ................................... F-18
  Notes to Unaudited Consolidated Financial Statements.................... F-19
SCH INTERNATIONAL LIMITED
  Report of Independent Auditors.......................................... F-21
  Consolidated Profit and Loss Account for the Nine Months Ended 31 March
   1996................................................................... F-22
  Consolidated Balance Sheet as of 31 March 1996.......................... F-23
  Consolidated Cash Flow Statement for the Nine Months Ended 31 March
   1996................................................................... F-24
  Notes to the Accounts................................................... F-25
TOTAL AUDIO VISUAL SERVICES
  Report of Independent Auditors ......................................... F-36
  Balance Sheet as of December 31, 1995................................... F-37
  For the Year Ended December 31, 1995:
    Statement of Operations and Divisional Equity......................... F-38
    Statement of Cash Flows............................................... F-39
    Notes to Financial Statements......................................... F-40
  Balance Sheet as of June 30, 1996....................................... F-44
  For the Six Months Ended June 30, 1995 and 1996:
    Statements of Operations and Divisional Equity........................ F-45
    Statements of Cash Flows.............................................. F-46
    Note to Unaudited Financial Statements................................ F-47

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Caribiner International, Inc.

  We have audited the accompanying consolidated balance sheets of Caribiner International, Inc. (the "Company") as of September 30, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1994 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
November 22, 1995,
except for Note 14 as to
which the date is March 4,
1996

                         CARIBINER INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                          SEPTEMBER 30,
                                                    --------------------------
                                                        1994          1995
                                                    ------------  ------------
                      ASSETS
CURRENT ASSETS:
Cash............................................... $    272,070  $    212,612
Trade accounts receivable--net of allowance for
 doubtful accounts of $50,000 in 1994 and $81,600
 in 1995...........................................   16,442,619    22,920,679
Deferred charges...................................    1,016,381     3,804,858
Prepaid expenses and other current assets..........      365,601       607,494
                                                    ------------  ------------
    TOTAL CURRENT ASSETS...........................   18,096,671    27,545,643
Property and equipment--net........................    5,704,982     6,383,975
Goodwill--net......................................    6,180,316    10,288,503
Other intangibles--net.............................      524,194       340,251
Other assets.......................................      759,912       740,040
                                                    ------------  ------------
    TOTAL ASSETS................................... $ 31,266,075  $ 45,298,412
                                                    ============  ============
  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Bank line of credit................................ $  2,360,000  $  4,220,000
Current portion of long-term debt..................    1,017,164     4,677,054
Trade accounts payable.............................    4,712,056     4,581,165
Accrued expenses and other current liabilities.....    7,029,370     6,954,317
Deferred income....................................    4,430,226     6,761,589
                                                    ------------  ------------
    TOTAL CURRENT LIABILITIES......................   19,548,816    27,194,125
Long-term debt.....................................    5,256,584     7,147,675
Convertible Note including accrued interest........   15,487,092    17,346,397
Deferred income....................................    2,442,543     3,275,023
Accrued preferred stock dividends..................    1,219,093     1,874,135
Other liabilities..................................      560,943       895,288
                                                    ------------  ------------
    TOTAL LIABILITIES..............................   44,515,071    57,732,643
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.01 par value:
 authorized 700,000 Series A, 350,000 Series B
 voting, and 100,000 undesignated; issued and
 outstanding 100,000 Series A and 350,000 Series B
 voting; liquidation preference $20.00 per share
 Series A and $5.71 per share Series B.............        4,500         4,500
Common stock, $.01 par value:
 authorized 12,330,000 voting and 685,000 non-
 voting shares: issued and outstanding 1,924,240
 voting at 1994 and 1995 and 527,405 and 577,239
 non-voting shares at 1994 and 1995, respectively..       24,516        25,015
Additional paid-in capital.........................    1,901,497     1,945,272
Accumulated deficit................................  (15,179,509)  (14,409,018)
                                                    ------------  ------------
    TOTAL STOCKHOLDERS' EQUITY (DEFICIT)...........  (13,248,996)  (12,434,231)
                                                    ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFI-
 CIT).............................................. $ 31,266,075  $ 45,298,412
                                                    ============  ============

        See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                    YEAR ENDED SEPTEMBER 30,
                               ------------------------------------ -----------
                                  1993         1994        1995
                               -----------  ----------- -----------
Revenue....................... $50,107,438  $59,173,739 $81,131,219
Production costs .............  34,907,488   39,723,994  54,312,550
                               -----------  ----------- -----------
Gross profit..................  15,199,950   19,449,745  26,818,669
Operating expenses:
  Selling, general and admin-
   istrative expenses.........  12,550,994   14,348,904  19,305,899
  Depreciation and amortiza-
   tion.......................   3,851,929    2,137,100   2,329,869
  Write-off of certain intan-
   gibles.....................   4,614,158          --          --
                               -----------  ----------- -----------
Total operating expenses......  21,017,081   16,486,004  21,635,768
                               -----------  ----------- -----------
Operating income (loss).......  (5,817,131)   2,963,741   5,182,901
Interest expense with related
 parties......................   1,435,000    2,107,383   2,233,623
Interest expense, other.......     222,418      501,509   1,259,315
                               -----------  ----------- -----------
Income (loss) before taxes....  (7,474,549)     354,849   1,689,963
Provision for taxes...........      22,676       62,257     264,430
                               -----------  ----------- -----------
  Net income (loss)........... $(7,497,225) $   292,592 $ 1,425,533
                               ===========  =========== ===========
  Net income (loss) applicable
   to common stock............ $(8,014,321) $ (289,405) $   770,491
                               ===========  =========== ===========
  Pro Forma net income per common share...............        $0.49
                                                        ===========


        See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               YEAR ENDED SEPTEMBER 30,
                                         --------------------------------------
                                            1993          1994         1995
                                         -----------  ------------  -----------
Cash flows from operating activities:
 Net income (loss).....................  $(7,497,225) $    292,592  $ 1,425,533
 Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
 Depreciation and amortization.........    3,851,929     2,137,100    2,329,869
 Write-off of certain intangibles......    4,614,158           --           --
 Change in assets and liabilities:
   Decrease (increase) in accounts
    receivable.........................    3,215,274   (10,322,839)  (6,407,492)
   Decrease (increase) in deferred
    charges............................    1,174,207      (256,856)  (2,558,543)
   (Increase) in prepaid expenses and
    other current assets...............      (47,563)      (91,303)    (261,873)
   Decrease in other assets............      130,105       264,219      150,536
   (Decrease) increase in accounts
    payable............................   (1,277,554)    2,766,666     (130,891)
   (Decrease) increase in deferred
    income.............................   (5,706,856)    4,565,558    2,874,963
   (Decrease) increase in accrued
    expenses and other liabilities.....     (511,067)    1,409,775      786,513
   Increase in accrued interest
    payable............................    1,435,000     2,107,383    2,233,623
                                         -----------  ------------  -----------
   Net cash provided by (used in)
    operating activities...............     (619,592)    2,872,295      442,238
                                         -----------  ------------  -----------
Cash flow used in investing activities:
 Purchase of property and equipment....     (543,629)   (1,592,848)  (1,605,978)
 Acquisition of intangibles and
  businesses, net of cash acquired.....      (97,915)   (4,599,285)  (6,151,649)
 Net cash paid in merger with ICC......   (2,820,300)     (408,938)         --
                                         -----------  ------------  -----------
 Net cash used in investing
  activities...........................   (3,461,844)   (6,601,071)  (7,757,627)
                                         -----------  ------------  -----------
Cash flow provided by (used in)
 financing activities:
 Net proceeds from bank line of
  credit...............................    1,145,969       660,000    2,550,000
 Repayments of debt....................     (618,918)      (85,000)  (1,297,574)
 Proceeds from long-term debt..........    3,000,000     3,000,000    6,000,000
 Proceeds from issuance of common
  stock................................        2,910         2,050        5,383
 Repurchase of common stock............          --         (4,899)      (1,878)
                                         -----------  ------------  -----------
 Net cash provided by financing
  activities...........................    3,529,961     3,572,151    7,255,931
                                         -----------  ------------  -----------
Net decrease in cash...................     (551,475)     (156,625)     (59,458)
Cash, beginning of year................      980,170       428,695      272,070
                                         -----------  ------------  -----------
Cash, end of year......................  $   428,695  $    272,070  $   212,612
                                         ===========  ============  ===========

        See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                 FOR THE THREE YEARS ENDED SEPTEMBER 30, 1995

                             COMMON STOCK       PREFERRED STOCK                                     TOTAL
                          --------------------  ----------------   ADDITIONAL    ACCUMULATED    STOCKHOLDERS'
                            SHARES     AMOUNT    SHARES  AMOUNT  PAID IN CAPITAL   DEFICIT     EQUITY (DEFICIT)
                          ----------  --------  -------- ------- --------------- ------------  ----------------
Balance at October 1,
 1992...................   2,397,500  $ 23,975   450,000 $ 4,500   $ 5,447,025   $ (6,871,466)   $ (1,395,966)
Cancellation of stock
 held by ICC............  (2,397,500)  (23,975)      --      --         23,975            --              --
Exchange offer and
 merger.................   1,875,173    18,752       --      --     (3,523,387)           --       (3,504,635)
Issuance of common stock
 under the Management
 Stock Plan.............     452,654     4,526       --      --          3,404            --            7,930
Issuance of warrant to
 purchase 93,509 shares
 of common stock........         --        --        --      --            816            --              816
Accrued preferred stock
 dividends..............         --        --        --      --            --        (517,096)       (517,096)
Net loss................         --        --        --      --            --      (7,497,225)     (7,497,225)
                          ----------  --------  -------- -------   -----------   ------------    ------------
Balance at September 30,
 1993...................   2,327,827    23,278   450,000   4,500     1,951,833    (14,885,787)    (12,906,176)
Issuance of common stock
 upon the purchase of
 MultiMedia Holdings,
 Inc....................      54,714       547       --      --           (388)           --              159
Exchange offer and
 merger.................      (5,647)      (57)      --      --        (60,416)           --          (60,473)
Repurchase of common
 stock under the
 Management Stock Plan..     (33,222)     (332)      --      --           (250)        (4,317)         (4,899)
Issuance of common stock
 under the Management
 Stock Plan.............     107,973     1,080       --      --            811            --            1,891
Issuance of warrants to
 purchase 71,435 shares
 of common stock........         --        --        --      --          9,907                          9,907
Accrued preferred stock
 dividends..............         --        --        --      --            --        (581,997)       (581,997)
Net income..............         --        --        --      --            --         292,592         292,592
                          ----------  --------  -------- -------   -----------   ------------    ------------
Balance at September 30,
 1994...................   2,451,645    24,516   450,000   4,500     1,901,497    (15,179,509)    (13,248,996)
Repurchase of Management
 Stock Plan shares by
 the company............     (24,916)     (249)      --      --         (1,629)           --           (1,878)
Issuance of warrants to
 purchase 293,967 shares
 of common stock........         --        --        --      --         40,769            --           40,769
Issuance of common stock
 under the Management
 Stock Plan.............      74,750       748       --      --          4,635            --            5,383
Accrued preferred stock
 dividends..............         --        --        --      --            --        (655,042)       (655,042)
Net income..............         --        --        --      --            --       1,425,533       1,425,533
                          ----------  --------  -------- -------   -----------   ------------    ------------
Balance at September 30,
 1995...................   2,501,479  $ 25,015   450,000 $ 4,500   $ 1,945,272   $(14,409,018)   $(12,434,231)
                          ==========  ========  ======== =======   ===========   ============    ============

       See accompanying notes to the consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Caribiner International, Inc., formerly Business Communications Group, Inc., and its subsidiaries (together, the "Company") are engaged in the production of meetings, events, training programs and related business communications services that enable businesses to inform, sell to and train their sales forces, dealers, franchisees, partners, stockholders and employees.

  The Company was organized on December 1, 1989 by its then parent, Ingleby Communications Corp. ("ICC") and comprised substantially all of the operations of ICC. Effective as of June 30, 1992, the Company completed a $16 million private placement (the "Private Placement"), with Warburg, Pincus Investors, L.P. ("Warburg") consisting of $12 million principal amount of the Company's 11.5% Convertible Promissory Note, due June 30, 1997 (the "Convertible Note") and $4 million of Series A Cumulative Redeemable Convertible Voting Preferred Stock, par value $.01 per share (the "Series A Preferred") and Series B Cumulative Redeemable Convertible Voting Preferred Stock, par value $.01 per share (the "Series B Preferred"). Simultaneously with the Private Placement, the Company and ICC entered into a Stockholders Agreement with Warburg that gave Warburg significant control in current and future operations of the Company and its subsidiaries.

  On July 16, 1993, the Company entered into an agreement with certain shareholders of ICC (the "Exchange Offer") to exchange shares of its voting common stock, par value $.01 per share (the "Common Stock"), for shares of ICC common stock held by such shareholders. As a result of these transactions, ICC was merged into a wholly owned subsidiary of the Company in a manner similar to a pooling of interests (the "Merger"). In addition, the Stockholders Agreement was terminated in connection with the Exchange Offer and a new stockholders agreement was entered into among the Company, Warburg and each of the other stockholders of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

 Revenue Recognition

  Revenue is recorded principally on the completed contract method of accounting. The recognition of revenue and production costs is deferred until a project is completed which is often within a three to six month time period. For those projects which provide for multiple events, the contract revenue and costs are apportioned and revenue and profit are recognized as each event occurs. If a client cancels a project after production has begun, the client is billed for work performed and expenses incurred through the date of cancellation, and there are no provisions for non-payment by the client.

  Deferred income, which represents advance billings on uncompleted jobs, is classified as long-term in the same proportion that anticipated profit on such jobs bears to the related contract price. Deferred charges represent costs incurred on uncompleted jobs.

 Production Costs

  Production costs include salaries and benefits of production, creative and technical personnel spent on specific contracts, and other direct costs including contracted services, equipment rentals and costs associated with the production of audio-visual effects. Such costs are deferred until project completion.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life.

                         CARIBINER INTERNATIONAL, INC.

 Goodwill and Other Intangibles

  Goodwill represents the excess of the cost over the fair value of net assets of purchased businesses and is amortized on a straight-line basis over periods ranging from 15 years to 25 years. Accumulated amortization of goodwill was $1,062,794 and $1,608,612 at September 30, 1994 and 1995, respectively. The cost of other acquired intangibles, consisting of non-compete agreements, sales backlog, and customer lists, is amortized on a straight-line basis over their estimated useful lives ranging from one to six years. The cost of the film and module library is amortized on a straight-line basis over the five-year estimated useful lives. Accumulated amortization of other acquired intangible assets was $1,654,652 and $1,975,095 at September 30, 1994 and 1995, respectively.

  The Company reviews the recoverability of intangible and other long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. In fiscal 1993 certain intangibles, principally film and module libraries, were written down to their estimated fair values.

 Deferred Financing Fees

  Deferred financing fees are amortized over the term of the related debt. Accumulated amortization on deferred financing fees is $313,367 and $505,200 at September 30, 1994 and 1995, respectively.

 New Accounting Pronouncements

  The Financial Accounting Standards Board recently issued two standards which will be applicable to the Company but which the Company has not yet adopted:
No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and No. 123, Accounting for Stock-Based Compensation. The impairment standard is not expected to have a significant impact on the Company. The Company has not yet determined which of the acceptable approaches it will use under the stock compensation standard. Adoption of certain approaches under the stock compensation standard could result in non-cash charges which if made, are not expected to be material. At a minimum, the standard will require disclosures about the fair value of employee stock options.

3. ACQUISITIONS

  During fiscal 1994 and fiscal 1995, the Company acquired certain assets and assumed certain liabilities of five companies engaged in providing business communication services.

  In fiscal 1994, the Company acquired Weiss/Watson, Inc. (October, 1993), MultiMedia Holdings, Inc. ("MultiMedia") (March, 1994) and Cortez/Seidner, Inc. (April, 1994). These transactions resulted in initial payments in the aggregate of $4.5 million, which were financed through bank borrowings. In connection with the purchase of MultiMedia, 54,714 shares of Common Stock were sold to MultiMedia's sole shareholder at par value.

  During fiscal 1995, the Company acquired Decomas, Incorporated and Executive Support Systems, Inc. (collectively, "Decomas") (October, 1994) and Richard Kidd Productions, Inc. (September, 1995). In addition, in August, 1995, the Company acquired a contractual relationship with a major corporation from another business communications services provider. These transactions resulted in initial payments in the aggregate of $4.3 million, which were financed through bank borrowings.

                         CARIBINER INTERNATIONAL, INC.

  The accounting for these acquisitions is in accordance with the purchase method and, accordingly, operations of the acquired businesses are included in the accompanying consolidated statements of operations from their respective dates of acquisition.

  The acquisitions of each of Weiss/Watson, Inc., MultiMedia and Decomas provided for contingent payments for three years following the purchase based upon the achievement of gross profits above specified target levels. Contingent payments are accounted for as additional purchase price as they become known. No significant contingent payments were made during 1994. In 1995, a payment was made to the seller of MultiMedia to settle earnout rights.

  The unaudited consolidated pro forma revenues of the Company for the years ended September 30, 1994 and 1995 assuming the Company's business acquisitions took place as of the beginning of fiscal 1994 were $68.2 million and $83.3 million, respectively. The pro forma effect of the acquisitions on the Company's net income was immaterial.

  The unaudited pro forma consolidated revenues do not purport to be indicative of the actual results of operations that would have occurred had the acquisitions been made at the beginning of fiscal 1994, or of results which may occur in the future.

4. PROPERTY AND EQUIPMENT

  At September 30, 1994 and 1995 property and equipment consisted of:

                                                            AT SEPTEMBER 30,
                                                         ----------------------
                                                            1994       1995
                                                         ---------- -----------
Furniture and equipment................................. $6,487,206 $ 8,216,736
Leasehold improvements..................................  1,941,621   2,354,692
                                                         ---------- -----------
                                                          8,428,827  10,571,428
Less--accumulated depreciation and amortization.........  2,723,845   4,187,453
                                                         ---------- -----------
                                                         $5,704,982 $ 6,383,975
                                                         ========== ===========

  The related depreciation and amortization expense for the years ended September 30, 1994 and 1995 was $955,420, and $1,463,608 respectively.

5. DEBT

 Line of Credit

  Under the terms of a bank line of credit agreement (the "Line of Credit") the Company may borrow up to $12 million, bearing interest at prime plus 1%, limited to 85% of trade receivables outstanding at each month-end. At September 30, 1995, the prime rate was 8.75% per annum. So long as the company complies with the provisions of the agreement, the amounts borrowed are renewable through April 1, 1997. A portion of the outstanding borrowings under the Line of Credit, $750,000, has been excluded from current liabilities since the Company intends and has the ability to keep that amount outstanding under the Line of Credit or the Term Facility beyond one year from the balance sheet date, or that any repayment of this amount would be from sources other than current assets at September 30, 1995 such as new equity financing.

                         CARIBINER INTERNATIONAL, INC.

 Long-term Debt and Convertible Note

  At September 30, 1994 and 1995, long-term debt consisted of:

                                                           AT SEPTEMBER 30,
                                                        -----------------------
                                                           1994        1995
                                                        ----------- -----------
Bank term loan......................................... $ 3,000,000 $ 7,750,000
Bank line of credit....................................         --      750,000
Loan payable to Warburg................................   2,999,181   2,999,181
Equipment lease commitments............................     274,567     325,548
                                                        ----------- -----------
                                                          6,273,748  11,824,729
Less--current portion of long-term debt................   1,017,164   4,677,054
                                                        ----------- -----------
                                                        $ 5,256,584 $ 7,147,675
                                                        =========== ===========
Convertible Note including accrued interest............ $15,487,092 $17,346,397
                                                        =========== ===========

  On July 20, 1994 the Company entered into a credit agreement with a bank providing for a term loan (the "Term Facility") commitment of up to $5 million. As of September 29, 1995 the Company had signed an amendment increasing the availability of funds to $15 million of which $7.25 million is available for working capital, general corporate purposes and for acquisitions through June 30, 1996. Principal is payable on a quarterly basis with final maturity on June 30, 1997. Interest is payable quarterly at the bank's prime rate plus 1%. The Term Facility requires mandatory prepayment from excess cash flow, as defined, as well as compliance with certain other covenants including required financial performance ratios and limitations on capital expenditures. Additional repayments from excess cash flow were required as of September 30, 1994 and 1995, which have been included in the current portion of long term debt.

  Approximately $3 million of a $10 million Warburg loan facility (the "Warburg Term Loan"), which is due June 30, 1997 and accrues interest at 11% per annum, is outstanding. In addition, warrants are issuable during the term that the Warburg Term Loan is outstanding (see Note 6).

  The $12 million Convertible Note bears interest at a rate of 11.5% annually. Principal and accrued interest is payable in full to Warburg on June 30, 1997. Warburg may convert the principal amount into 600,000 shares of the Series A Preferred. The 600,000 shares of Series A Preferred may convert into 2,055,000 shares of the Company's Common Stock.

  The aggregate payments of long-term debt outstanding at September 30, 1995, for the next five years, are as follows: 1996--$4.7 million; 1997--$24.4 million; 1998--$0.09 million and 1999--$0.03 million; totaling $29.22 million.

6. CAPITAL STOCK

 Redeemable Preferred Stock

  The Series A Preferred and Series B Preferred issued in connection with the Private Placement bear a cumulative compounding 12% dividend, are redeemable at the option of the Company at liquidation preference plus accrued and unpaid dividends, and are convertible into 1,541,250 shares of the Company's Common Stock. No dividends have been declared or paid as of September 30, 1995.

 Warrants

  In August, 1993, as a result of entering into the Warburg Term Loan (see
Note 5), the Company issued warrants to Warburg for the purchase of 93,509 shares of the Company's Common Stock at an aggregate exercise

                         CARIBINER INTERNATIONAL, INC.

price of $3,000. In addition, one year later, and for each quarter that the principal remains outstanding thereafter, additional warrants were issued at the rate of .375% of fully diluted Common Stock, as defined, per each $1 million in principal advanced. Additional warrants for 71,435 shares in 1994 and 293,967 shares in 1995 were exercisable at an aggregate price of $281,250 in 1994 and $1,125,000 in 1995, respectively. All warrants expire on July 31, 2013. The fair values of the warrants of $816, $9,907 and $40,769 were included in interest expense in fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

 Common Stock

  In connection with the Exchange Offer and Merger described in Note 1, a total of 1,869,525 shares of the Company's Common Stock was issued in the exchange and a total of $3,229,238 was paid for the remaining ICC shares and options and related professional fees. In addition, the Company assumed net liabilities of $280,872 of ICC. The excess of the consideration paid by the Company over the net book value of ICC was charged to additional paid-in capital.

 Management Stock Plan

  During fiscal 1993, the Company adopted the 1993 Management Stock Plan (the "Management Stock Plan"). Under the Management Stock Plan, a committee of the Board of Directors may grant to employees awards of the Company's Series A Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock"). Such awards are designated on the date of grant as either Stock Award A, Stock Award B or both. Stock Award A vests over a period of three years. Stock Award B also vests over a period of three years provided the Company attains certain performance targets set by the Board. If certain performance targets are not met during a particular fiscal year, the shares for such fiscal year will become fully vested on September 30, 1999 provided the recipient is still employed by the Company. In the event of an initial public offering of the Company's voting common stock, all awarded stock will be considered fully vested. As of September 30, 1995, 577,239 shares of the Company's non-voting common stock had been awarded, of which 458,891 shares have vested.

  Receivables of $5,020 from certain officers and employees pursuant to management stock awards in fiscal 1993 were collected in fiscal 1994.

7. NONRECURRING EXPENSES

  In fiscal 1993, selling, general and administrative expenses include approximately one million dollars of nonrecurring expenses for a reserve for the rent commitment on an idle facility, professional fees and reorganization costs related to the acquisition of Caribiner, Inc. in fiscal 1992 and incurred subsequent to the finalization of the purchase price allocation, and write-off of remaining net assets of licensing businesses discontinued in fiscal 1993.

8. RELATED PARTY TRANSACTIONS

  In the normal course of producing projects for clients, the Company periodically uses the services of individuals related to and/or companies owned by relatives of certain of its employees. During the year ended September 30, 1995, the Company paid approximately $1.3 million to seven such vendors. In fiscal 1993 and fiscal 1994, the Company paid these vendors approximately $0.7 million and $0.6 million, respectively.

  The Company has a receivable from an officer of $362,630 which was fully reserved in fiscal 1992. Such amount will be repaid by the officer upon the consummation of a public offering of the Common Stock.

                         CARIBINER INTERNATIONAL, INC.

9. EMPLOYEE BENEFIT PLAN

  The Company maintains a defined contribution plan of the profit sharing type, covering all qualified employees. Company contributions to the plan each year are based on net income and are at the discretion of the Board of Directors. Company contributions for fiscal 1993, fiscal 1994 and fiscal 1995 were not significant. The Company's policy is to fund the costs accrued.

10. INCOME TAXES

  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. Differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes resulted from the acquisition of certain business operations, the difference between financial reporting recovery periods and tax reporting recovery periods and the write-down of business assets for financial reporting purposes.

  Significant components of the Company's deferred tax assets and liabilities as of September 30, 1994 and September 30, 1995 are as follows:

                                                          1994         1995
                                                       -----------  -----------
   Deferred tax assets:
     NOL and tax credit carryforwards................. $ 4,322,000  $ 3,422,000
     Intangibles amortization.........................     894,929      574,975
     Other............................................         --       221,513
                                                       -----------  -----------
       Total deferred tax assets......................   5,216,929    4,218,488
     Valuation allowance..............................  (4,859,069)  (3,691,321)
                                                       -----------  -----------
   Net deferred tax assets............................ $   357,860  $   527,167
                                                       -----------  -----------
   Deferred tax liabilities:
     Tax over book depreciation and amortization......     357,860      527,167
                                                       -----------  -----------
       Total deferred liabilities..................... $   357,860  $   527,167
                                                       -----------  -----------
   Net deferred tax................................... $       --   $       --
                                                       -----------  -----------

  The valuation allowance represents a reduction of deferred tax assets for future tax benefits that may not be realized.

  Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                         1993    1994     1995
                                                        ------- ------- --------
   Current:
     Federal........................................... $   --  $   --  $ 42,150
     State.............................................  22,676  62,257  222,280
                                                        ------- ------- --------
       Total current...................................  22,676  62,257  264,430
   Deferred............................................     --      --       --
                                                        ------- ------- --------
                                                        $22,676 $62,257 $264,430
                                                        ======= ======= ========

  At September 30, 1994 and 1995 the Company has net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $10.1 million and $8.2 million, respectively, that expire in the years 2001

                         CARIBINER INTERNATIONAL, INC.

through 2009. Approximately $3.2 million of NOL carryforwards may be subject to limitations under the change in ownership and consolidated return provisions of the Internal Revenue Code. The use of the NOL carryforwards, as adjusted, may also be limited for state and local income tax purposes. However, the Company has not recorded as an asset on its balance sheet any future benefit related to the usage of the NOL carryforwards.

  The reconciliation of income tax attributable to operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                1993        1994       1995
                             -----------  ---------  ---------
   Tax expense/(benefit) at
    statutory rate.........  $(2,541,347) $ 120,469  $ 574,587
   State income tax net of
    federal benefit........       14,966     41,090    146,705
   Non-deductible expenses.      120,406     34,527    163,568
   Utilization of NOL
    carryforwards..........          --         --    (900,000)
   Change in valuation
    allowance and other....    2,428,651   (133,829)   279,570
                             -----------  ---------  ---------
                             $    22,676  $  62,257  $ 264,430
                             ===========  =========  =========

11. MAJOR CUSTOMERS

  A portion of the Company's total revenue was derived from two major customers in the automotive and information technology industries. Revenues from these two customers aggregated 24% and 16%, respectively, in 1993; 21% and 19%, respectively, in 1994; 34% and 16%, respectively, in 1995. Amounts due from these two customers represented 31% and 24%, respectively, at September 30, 1994, and 46% and 17%, respectively, at September 30, 1995, of current accounts receivable.

12. COMMITMENTS AND CONTINGENCIES

  Minimum annual rentals under noncancelable operating leases, excluding escalations based upon increases in real estate taxes and operating expenses, are payable as follows, for the year ended September 30: 1996--$1.7 million; 1997--$1.6 million; 1998--$1.0 million; 1999--$1.0 million; 2000--$0.7 million; thereafter--$1.1; totaling $7.1 million.

  Rent expense charged to operations in fiscal 1994 and fiscal 1995, was $1,701,682 and $2,006,304, respectively.

  The Company has employment contracts with certain of its officers and key employees expiring at various dates through 1998 with future minimum payments as follows, for the year ended September 30: 1996--$4.0 million; 1997--$3.0 million; 1998--$2.1 million; totaling $9.1 million. Also, certain agreements provide additional compensation based on performance.

  The Company is, from time to time, a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management resolving these actions will not have a material effect on the Company's financial condition, results of operations or liquidity.

13. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Interest paid was $161,976, $272,959, and $807,475 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Taxes paid were $22,676, $62,257 and $264,430 for fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

                         CARIBINER INTERNATIONAL, INC.

14. SUBSEQUENT EVENTS

  The Company has filed a registration statement with the Securities and Exchange Commission pursuant to an initial public offering. Immediately prior to the completion of the initial public offering, Warburg will convert its Convertible Note into shares of the Company's Series A Preferred, which will be immediately converted into Common Stock, convert the remaining outstanding shares of Series A Preferred and Series B Preferred into Common Stock, and all of the shares of Non-Voting Common Stock outstanding under the Management Stock Plan will be converted into Common Stock. The Company then intends to terminate the Plan and replace it with the 1996 Stock Option Plan. In addition, all outstanding warrants issued to Warburg in connection with the Warburg Term Loan will be exercised to purchase Common Stock. Also, effective with the closing of the initial public offering, the Company will enter into a new stockholders agreement. On March 4, 1996, the Company effected a 3.425-for-1 stock split of the outstanding Common Stock and Non-Voting Common Stock. The accompanying consolidated financial statements have been restated to reflect such stock split as if it occurred on October 1, 1993.

15. UNAUDITED PRO FORMA INFORMATION

  Pro forma net income per common share is calculated using the weighted average number of shares of Common Stock outstanding during the period, plus Common Stock issued pursuant to the Management Stock Plan and warrants to purchase Common Stock issued at prices below the assumed initial public offering price per share during the twelve months immediately preceding the initial filing date of the Company's Registration Statement for its public offering, assuming such Common Stock was outstanding for all periods presented. In addition, shares of Common Stock issuable upon the conversion of all shares of Series A Preferred (including shares of Series A Preferred issuable upon the conversion of the Convertible Note) and Series B Preferred into shares of Common Stock are included in the calculation as if they were outstanding for all periods presented. The weighted average number of shares of Common Stock outstanding during the twelve months ended September 30, 1995, after reflecting a 3.425-for-1 stock split to be completed immediately prior to the initial public offering, is 6,620,004.

  Of the net proceeds from the sale of shares of Common Stock offered by the Company in an initial public offering, approximately $27.2 million will be used to repay aggregate bank borrowings and other long-term indebtedness, including accrued interest and accrued preferred stock dividends. Assuming the issuance and sale of only that number of shares of Common Stock which would generate net proceeds sufficient to repay indebtedness of $27.2 million and assuming that such indebtedness had been repaid as of October 1, 1994, supplementary pro forma net income per common share for fiscal 1995 would have been $0.56. For purposes of this computation, the weighted average number of shares of Common Stock outstanding during the twelve months ended September 30, 1995, after reflecting the 3.425-for-1 stock split to be completed immediately prior to the initial public offering, is 8,338,108.

                         CARIBINER INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                     JUNE 30,
                                                                       1996
                                                                    -----------
                                    ASSETS
                                    ------
CURRENT ASSETS:
Cash and cash equivalents.......................................... $ 6,956,389
Trade accounts receivable--net of allowance for doubtful accounts of $304,860......................................................  40,214,913
Deferred charges...................................................   8,613,294
Prepaid expenses and other current assets..........................   2,061,975
                                                                    -----------
    TOTAL CURRENT ASSETS...........................................  57,846,571
Property and equipment--net........................................   9,406,451
Intangible assets--net.............................................  31,256,380
Other assets.......................................................     593,764
                                                                    -----------
    TOTAL ASSETS................................................... $99,103,166
                                                                    ===========

LIABILITIES AND
 STOCKHOLDERS'
     EQUITY

CURRENT LIABILITIES:
Bank line of credit................................................. $      --
Current portion of long-term debt...................................    691,324
Trade accounts payable.............................................. 10,340,356
Accrued expenses and other current liabilities...................... 15,113,174
Deferred income..................................................... 15,965,298
                                                                     ----------
    TOTAL CURRENT LIABILITIES....................................... 42,110,152
Long-term debt......................................................  1,183,862
Deferred income.....................................................  5,605,230
Other liabilities...................................................    106,244
                                                                     ----------
    TOTAL LIABILITIES............................................... 49,005,488

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value:
 2,000,000 shares authorized, none issued and outstanding........          --
Common stock, $.01 par value:
 40,000,000 voting shares authorized, 9,598,159 issued and out-
 standing........................................................       95,982
Additional paid-in capital.......................................   60,582,494
Accumulated deficit..............................................  (10,580,798)
                                                                  ------------
    TOTAL STOCKHOLDERS' EQUITY...................................   50,097,678
                                                                  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................... $ 99,103,166
                                                                  ============


   See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                       NINE MONTHS ENDED JUNE
                                                                 30,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
Revenue............................................... $52,085,407  $99,776,939
Production costs......................................  34,785,967   66,945,123
                                                       -----------  -----------
Gross profit..........................................  17,299,440   32,831,816
Operating expenses:
  Selling, general and administrative expenses........  13,588,141   21,574,964
  Non-cash compensation expense.......................         --     1,072,000
  Depreciation and amortization.......................   1,674,482    2,138,746
                                                       -----------  -----------
Total operating expenses..............................  15,262,623   24,785,710
                                                       -----------  -----------
Operating income......................................   2,036,817    8,046,106
Interest expense with related parties.................   1,670,007    1,199,281
Other interest expense, net...........................     812,378      453,436
                                                       -----------  -----------
(Loss) income before taxes............................    (445,568)   6,393,389
Income tax (benefit) expense..........................     (69,719)   2,237,686
                                                       -----------  -----------
  Net (loss) income................................... $  (375,849) $ 4,155,703
                                                       ===========  ===========
  Pro forma net income per common share............... $      0.13  $      0.61
                                                       ===========  ===========


   See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                       NINE MONTHS ENDED JUNE
                                                                30,
                                                       -----------------------
                                                          1995        1996
                                                       ----------  -----------
Cash flows from operating activities:
  Net (loss) income .................................. $ (375,849) $ 4,155,703
  Adjustments to reconcile net (loss) income to net
   cash used in
   operating activities:
  Depreciation and amortization....................... 1,674, 482    2,138,746
  Non-cash compensation...............................        --     1,072,000
Change in assets and liabilities:
  (Increase) in trade account receivable.............. (6,117,807)  (8,533,261)
  (Increase) in deferred charges...................... (3,914,041)    (315,872)
  (Increase) in prepaid expenses and other current
  assets..............................................   (407,895)    (812,461)
  (Increase) decrease in other assets.................    (54,209)      83,145
  (Decrease) increase in trade accounts payable.......   (173,960)     807,027
  Increase in deferred income.........................  8,116,251    3,163,580
  (Decrease) increase in accrued expenses and other
  liabilities.........................................   (351,384)   1,016,854
  Increase (decrease) in accrued interest payable.....  1,660,200   (7,250,375)
                                                       ----------  -----------
  Net cash provided by (used in) operating activities.     55,788   (4,474,914)
                                                       ----------  -----------
Cash flow used in investing activities:
  Purchase of property and equipment.................. (1,362,115)  (1,706,964)
  Acquisition of intangibles and businesses, net of    (2,424,958) (13,719,507)
  cash acquired....................................... ----------  -----------
  Net cash used in investing activities............... (3,787,073) (15,426,471)
                                                       ----------  -----------
Cash flow provided by financing activities:
  Net proceeds from issuance of common stock..........        --    43,029,987
  Proceeds from exercise of warrants..................        --     1,690,500
  Repayments of long-term debt........................   (883,502) (14,650,970)
  Net proceeds (repayments) of bank line of credit....  2,400,000   (4,220,000)
  Proceeds from long-term debt........................  2,000,000    3,000,000
  Payment of preferred stock dividends................        --    (2,201,618)
  Proceeds from issuance of common stock under the
  Management Stock Plan...............................        728      174,167
  Repurchase of common stock..........................     (1,880)    (176,904)
                                                       ----------  -----------
  Net cash provided by financing activities...........  3,515,346   26,645,162
                                                       ----------  -----------
Net (decrease) increase in cash.......................   (215,939)   6,743,777
Cash, beginning of period.............................    272,070      212,612
                                                       ----------  -----------
Cash, end of period................................... $   56,131  $ 6,956,389
                                                       ==========  ===========
Supplemental disclosure of cash flow information:
  Interest paid....................................... $  626,322  $ 7,862,260
                                                       ==========  ===========
  Income taxes paid...................................  $ 227,647  $ 1,868,446
                                                       ==========  ===========

   See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    FOR THE NINE MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                         COMMON STOCK       PREFERRED STOCK                                                     TOTAL
                       ------------------  -------------------    ADDITIONAL      DEFERRED   ACCUMULATED    STOCKHOLDERS'
                        SHARES    AMOUNT     SHARES    AMOUNT   PAID IN CAPITAL COMPENSATION   DEFICIT     EQUITY (DEFICIT)
                       ---------  -------  ----------  -------  --------------- ------------ ------------  ---------------
Balance at September
 30, 1995............  2,501,479  $25,015     450,000  $ 4,500    $ 1,945,272    $      --   $(14,409,018)  $(12,434,231)
Issuance of common
 stock under the
 Management Stock
 Plan................     87,210      872         --       --       1,245,295    (1,072,000)          --         174,167
Issuance of warrants
 to purchase 75,593
 shares of common
 stock...............        --       --          --       --          79,456           --            --          79,456
Repurchase of common
 stock...............    (31,091)    (311)        --       --        (176,593)          --            --        (176,904)
Accrued preferred
 stock dividends.....        --       --          --       --             --            --       (327,483)      (327,483)
Conversion of
 Convertible Note
 into preferred
 stock...............        --       --      600,000    6,000     11,979,450           --            --      11,985,450
Conversion of
 preferred stock into
 common stock........  3,596,250   35,963  (1,050,000) (10,500)       (10,913)          --            --          14,550
Exercise of warrants.    534,505    5,345         --       --       1,685,155           --            --       1,690,500
Issuance of common
 stock upon
 consummation of
 initial public
 offering............  2,877,985   28,780         --       --      42,835,690           --            --      42,864,470
Issuance of common
 stock upon
 acquisition of
 Lighthouse, Ltd. ...     31,821      318         --       --         999,682           --            --       1,000,000
Non-cash compensation
 charge..............        --       --          --       --             --      1,072,000           --       1,072,000
Net income...........        --       --          --       --             --            --      4,155,703      4,155,703
                       ---------  -------  ----------  -------    -----------    ----------  ------------   ------------
Balance at June 30,    9,598,159  $95,982         --   $   --     $60,582,494    $      --   $(10,580,798)  $ 50,097,678
 1996................  =========  =======  ==========  =======    ===========    ==========  ============   ============


  See accompanying notes to the unaudited consolidated financial statements.

                         CARIBINER INTERNATIONAL, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. INTERIM FINANCIAL INFORMATION

  The accompanying unaudited consolidated financial statements of Caribiner International, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company. The results of operations for the nine months ended June 30, 1996 are not necessarily indicative of the results of operations that may be expected for any other interim period or for the fiscal year ending September 30, 1996.

2. INITIAL PUBLIC OFFERING

  On March 15, 1996, the Company completed the initial public offering (the "IPO") of 2,877,985 shares of its common stock (including 459,779 shares granted to the underwriters upon exercise of their over-allotments) for $17.00 per share (such number of shares does not include fractional shares aggregating 29 shares of Common Stock that were repurchased by the Company after the stock split described below and prior to the IPO). The Company received net proceeds of approximately $43.0 million after deducting underwriting discounts and expenses. Proceeds of approximately $25.6 million were used to repay all outstanding bank borrowings and substantially all other long-term indebtedness (including accrued interest), and to pay accrued preferred stock dividends. The remaining proceeds are available to fund working capital needs, to make acquisitions and for general purposes.

Immediately prior to the consummation of the IPO, the following transactions occurred:

a) The Company's $12 million, 11.5% Convertible Promissory Note (the "Convertible Note") was converted by the holder thereof into 600,000 shares of convertible preferred stock, which were immediately converted into 2,055,000 shares of common stock. Upon conversion, approximately $165,000 of unamortized debt issuance costs relating to the Convertible Note were charged to additional paid in capital;

b) Shares of convertible preferred stock outstanding on March 15, 1996 (other than shares of convertible preferred stock issued upon conversion of the Convertible Note) were converted into 1,541,250 shares of common stock;

c) All shares of non-voting common stock outstanding under the Company's 1993 Management Stock Plan (the "Management Stock Plan") were converted without any action on the part of the holders thereof into 664,450 shares of voting common stock, and such Management Stock Plan was then terminated; and

d) Outstanding warrants to purchase 534,505 shares of common stock, which were issued in connection with one of the Company's loan facilities, were exercised by the holder thereof for an aggregate exercise price of approximately $1.7 million.

All shares and per share data have been retroactively adjusted to reflect a 3.425-for-1 stock split completed prior to the IPO on March 4, 1996.

3. MANAGEMENT STOCK

  During the three months ended December 31, 1995, the Company sold common stock pursuant to the Management Stock Plan at a price lower than its fair market value and recorded non-cash compensation expense of $93,000 during such period. Upon consummation of the IPO in March, 1996, the Company incurred an additional non-cash compensation charge of $979,000 in connection with the immediate vesting of such stock.

                         CARIBINER INTERNATIONAL, INC.

4. BUSINESS ACQUISITIONS

  During the nine months ended June 30, 1996, the Company acquired certain assets and assumed certain liabilities of three companies engaged in providing business communications services.

  In January, 1996, the Company acquired substantially all of the assets of Koors, Perry & Associates, Inc ("Koors, Perry"), a regional business communications services provider based in Atlanta, Georgia. The initial purchase price for the acquisition consisted of $2.5 million in cash, which was financed by an additional drawing on one of the Company's credit facilities, a promissory note for $1.5 million payable over three years and the assumption of certain liabilities.

  In June, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of Lighthouse, Ltd. ("Lighthouse"), a business communications services provider headquartered in Rolling Meadows, Illinois, for an aggregate consideration of approximately $5.3 million in cash and approximately $1.0 million of common stock of the Company (31,821 shares).

  Additionally, in June, 1996, the Company acquired all of the stock of SCH International Limited (formally known as Spectrum Communications Holdings International Limited) ("Spectrum"), a London-based business communications services provider. The initial purchase price was approximately $5.0 million, which was financed from the Company's working capital.

  The accounting for these acquisitions is in accordance with the purchase method and accordingly, operations of the acquired businesses are included in the accompanying unaudited consolidated statements of operations from their effective dates of acquisition.

  The acquisitions of each of Koors, Perry and Spectrum provide for contingent payments for three years following the purchase dates based upon the achievement of certain performance goals. Contingent payments are accounted for as additional purchase price as they become known.

  The unaudited consolidated pro forma revenues of the Company for the nine months ended June 30, 1996 assuming these acquisitions took place as of October 1, 1995 would have been approximately $118.8 million. The pro forma effect of the acquisitions on the Company's net income for the nine months ended June 30, 1996 was immaterial.

5. PRO FORMA NET INCOME PER COMMON SHARE

  Pro forma net income per common share is calculated using the weighted average number of shares of common stock outstanding during the respective periods. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued under the Management Stock Plan and warrants to purchase common stock issued at prices below the initial public offering price per share during the twelve months immediately preceding the date of the initial filing of the Company's Registration Statement on Form S-1 have also been included in the calculation of common shares, using the treasury stock method, as if they were outstanding for all periods presented. In addition, shares of common stock issued upon the conversion of all shares of convertible preferred stock into shares of common stock are included in the calculation as if they were outstanding for all periods presented.

  The weighted average number of shares of common stock outstanding during each of the three and nine months ended June 30, 1996 is 9,575,295 and 7,806,805, respectively. The weighted average number of shares of common stock outstanding during each of the three months and nine months ended June 30, 1995 is 6,620,003.

  Assuming the issuance and sale of only that number of shares of common stock which would have generated net proceeds sufficient to repay indebtedness of $25.6 million, and assuming that such indebtedness had been repaid as of the beginning of each period presented, supplementary pro forma net income per share would have been $0.62 and $0.23 for the nine months ended June 30, 1996 and 1995, respectively. For purposes of this computation, the weighted average number of shares of common stock outstanding during the nine months ended June 30, 1996 and 1995 is 8,774,804 and 8,237,270, respectively.

                        REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS
SCH INTERNATIONAL LIMITED

We have audited the accompanying consolidated balance sheet of SCH International Limited as at March 31, 1996 and the related consolidated profit and loss account and statement of total recognised gains and losses and cash flows for the nine months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCH International Limited at March 31, 1996 and the consolidated results of its operations and cash flows for the nine months ended March 31, 1996 in conformity with accounting principles generally accepted in the United Kingdom.

                                                                  Ernst & Young
                                                          Chartered Accountants

London, England
December 18, 1996

                           SCH INTERNATIONAL LIMITED

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                          9 MONTHS ENDED 31 MARCH 1996

                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                NOTES (Pounds)'000 (Pounds)'000
                                                ----- ------------ ------------
TURNOVER:                                          2                  13,678
Cost of sales..................................                       (9,669)
                                                                      ------
GROSS PROFIT...................................                        4,009
                                                                      ------
Distribution costs.............................                         (515)
Administrative expenses:
Exceptional....................................    3       (215)
Other..........................................          (3,766)
                                                         ------
                                                                      (3,981)
                                                                      ------
OPERATING LOSS                                                          (487)
                                                                      ------
Income from investment in associate company....                           37
Other income...................................                            3
Interest payable...............................    4                    (181)
Exceptional item--Disposal of fixed asset in-                             72
 vestment......................................    3                  ------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION....                         (556)
Tax on loss on ordinary activities.............    5                      85
                                                                      ------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION.....                         (471)
Minority interest..............................                          (34)
                                                                      ------
RETAINED LOSS FOR THE FINANCIAL PERIOD.........                         (505)
Retained profit brought forward................                           10
                                                                      ------
RETAINED LOSS CARRIED FORWARD..................                         (495)
                                                                      ======

The operating loss is derived entirely from continuing operations.

There are no recognised gains and losses other than the loss for the period.

                           SCH INTERNATIONAL LIMITED

                           CONSOLIDATED BALANCE SHEET
                                 31 MARCH 1996

                                                                        AT
                                                                     31 MARCH
                                                                       1996
                                                 NOTE (Pounds)'000 (Pounds)'000
                                                 ---- ------------ ------------
FIXED ASSETS
Tangible assets.................................  10                     795
Investments.....................................  11                     --
                                                                      ------
                                                                         795
CURRENT ASSETS
Stocks and work in progress.....................  12      2,907
Debtors.........................................  13      2,801
Cash at bank and in hand........................          1,494
                                                         ------
                                                          7,202
                                                         ------
CREDITORS: amounts falling due within one year
Bank overdraft..................................            704
Trade creditors.................................          1,409
Sundry creditors................................  14      8,031
                                                         ------
                                                         10,144
                                                         ------
NET CURRENT LIABILITIES.........................                      (2,942)
                                                                      ------
TOTAL ASSETS LESS CURRENT LIABILITIES...........                      (2,147)
CREDITORS: amounts falling due after more than
 one year.......................................  15                  (1,100)
PROVISIONS FOR LIABILITIES AND CHARGES..........  17                      (4)
                                                                      ------
                                                                      (3,251)
                                                                      ======
CAPITAL AND RESERVES
Called up share capital.........................  18                     311
Share premium account...........................  19                      14
Reserves:
  Profit and loss account.......................  19                    (495)
  Goodwill......................................  19                  (3,238)
                                                                      ------
EQUITY SHAREHOLDERS' FUNDS......................                      (3,408)
Equity minority interest........................                         157
                                                                      ------
TOTAL CAPITAL EMPLOYED..........................                      (3,251)
                                                                      ======

                           SCH INTERNATIONAL LIMITED

                        CONSOLIDATED CASH FLOW STATEMENT
                          9 MONTHS ENDED 31 MARCH 1996

                                                                      9 MONTHS
                                                                      ENDED 31
                                                                     MARCH 1996
                                                 NOTES (Pounds)'000 (Pounds)'000
                                                 ----- ------------ ------------
NET CASH INFLOW FROM OPERATING ACTIVITIES......     6                  1,486
RETURN ON INVESTMENTS AND SERVICING OF FINANCE:
 Interest paid.................................            (181)
 Income from investment in associated company..              37
                                                           ----
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
 SERVICING OF FINANCE..........................                         (144)
TAXATION:
 UK corporation tax paid.......................            (127)
                                                           ----
TAX PAID.......................................                         (127)
INVESTING ACTIVITIES
Purchase of tangible fixed assets..............             (98)
Sale of interests in associated company........             150
                                                           ----
NET CASH INFLOW FROM INVESTING ACTIVITIES......                           52
                                                                       -----
NET CASH INFLOW BEFORE FINANCING...............                        1,267
                                                                       -----
FINANCING......................................
Purchase of shares by Employee Share Ownership
 Plan trust....................................             (99)
Repayment of term loan.........................            (200)
Repayment of loan stock........................             (93)
                                                           ----
NET CASH OUTFLOW FROM FINANCING................                          392
                                                                       -----
INCREASE IN CASH AND CASH EQUIVALENTS..........     7                    875
                                                                       =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards. The particular accounting policies adopted are described below:

CONVENTION

The financial statements are prepared under the historical cost convention.

NON-STATUTORY ACCOUNTS

The consolidated financial statements comprise non-statutory accounts.

TANGIBLE FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated to write down their cost or valuation to their estimated residual values by equal annual installments over the period of their estimated useful economic lives, which are considered to be:

Short leasehold buildings and improvements...................... Period of lease
Other leased assets............................................. Period of lease
Plant and machinery............................................. 2-5 years
Motor vehicles.................................................. 4 years
Fixtures, computer and office equipment......................... 4-8 years

STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value.

Cost of stocks is calculated on a first-in, first-out basis. Work in progress cost includes all production related overheads and the appropriate proportion of indirect overhead expenditure.

DEFERRED TAXATION

Deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements to the extent that it is probable that a liability or asset will crystallise in the future.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date. Transactions denominated in foreign currencies are translated at the rates ruling at the dates of the transactions. All exchange differences are dealt with through the profit and loss account.

On consolidation, the temporal method is used to translate the foreign currency balance sheets in view of the control exercised over these entities. Exchange differences are dealt with through the profit and loss account.

BASIS OF CONSOLIDATION

The group financial statements consolidate the financial statements of the company and all subsidiaries for the period ended 31 March 1996.

GOODWILL

Goodwill is written off to reserves when it arises.

INVESTMENTS

Investments held as fixed assets are stated at cost less any provision for permanent diminution in value.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996

1. ACCOUNTING POLICIES (CONTINUED)

LEASED ASSETS
Assets held under finance leases and the related lease obligation are recorded in the balance sheet at the fair value of the leased assets at the inception of the leases. The amounts by which the lease payments exceed the recorded lease obligation are treated as finance charges which are amortised over the lease term to give a constant rate of charge on the remaining balance of the obligation.

Rental costs under operating leases on occupied and unoccupied properties are charged to profit and loss account in equal annual instalments over the period of the lease.

PENSIONS

The company's cost is charged to the profit and loss account so as to spread the cost of pensions as incurred over members' working lives with the company.

2. TURNOVER

Turnover represents the amounts invoiced to customers in respect of completed projects and is stated after deduction of trade discounts and value added tax.

3. EXCEPTIONAL ITEMS

                                                                      9 MONTHS
                                                                       ENDED
                                                                      31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Administrative expenses:
  Contributions to the Employee Share Ownership Plan...............      (80)
  Specific bad debt................................................     (135)
                                                                        ----
                                                                        (215)
                                                                        ====
Disposal of fixed asset investment.................................       72
                                                                        ====

SCH International Limited disposed of its remaining 40% interest in Delegate Management Services Limited during the period.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
4. INTEREST PAYABLE AND SIMILAR CHARGES

                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                                   (Pounds)'000
                                                                   ------------
Bank loans and overdrafts repayable within five years.............       116
Debenture loans...................................................        42
Other interest....................................................        23
                                                                      ------
                                                                         181
                                                                      ======

5. TAX ON LOSS ON ORDINARY ACTIVITIES
                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                                   (Pounds)'000
                                                                   ------------
Taxation based on the loss for the period comprises:
United Kingdom corporation tax (recoverable)/payable at 33% on           (85)
 taxable loss.....................................................    ------
                                                                         (85)
                                                                      ======

6. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
                                                                     9 MONTHS
                                                                      ENDED
                                                                     31 MARCH
                                                                       1996
                                                                   (Pounds)'000
                                                                   ------------
Operating loss....................................................      (487)
Depreciation charges..............................................       141
Provisions against investment.....................................        80
(Increase) in stocks and work in progress.........................    (1,875)
Decrease in debtors...............................................       862
Increase in creditors.............................................     2,765
                                                                      ------
Net cash inflow from operating activities.........................     1,486
                                                                      ======

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996

7. ANALYSIS OF CHANGES IN CASH AND CASH EQUIVALENTS IN THE YEAR

                                                                      9 MONTHS
                                                                       ENDED
                                                                      31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Balance at 1 July 1995.............................................     (85)
Net cash inflow....................................................     875
                                                                        ---
Balance at 30 March 1996...........................................     790
                                                                        ===

8. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE CONSOLIDATED BALANCE SHEET

                                                                     CHANGE IN
                                              1996         1995         YEAR
                                          (Pounds)'000 (Pounds)'000 (Pounds)'000
                                          ------------ ------------ ------------
Cash at bank and in hand.................    1,494           58        1,436
Bank overdraft...........................     (704)        (143)        (561)
                                             -----         ----        -----
                                               790          (85)         875
                                             =====         ====        =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
9. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

EMPLOYEES

AVERAGE NUMBER OF PERSONS EMPLOYED BY THE GROUP IN THE YEAR:

                                                                    9 MONTHS
                                                                     ENDED
                                                                    31 MARCH
                                                                      1996
                                                                  ------------
                                                                      NO.
                                                                  ------------
Production and design staff......................................        59
Sales and distribution staff.....................................        14
Administration staff.............................................        20
                                                                     ------
                                                                         93
                                                                     ======

STAFF COSTS DURING THE YEAR, INCLUDING DIRECTORS, IN RESPECT OF THESE EMPLOYEES
WERE:

                                                                    9 MONTHS
                                                                     ENDED
                                                                    31 MARCH
                                                                      1996
                                                                  ------------
                                                                  (Pounds)'000
                                                                  ------------
Wages and salaries...............................................     2,123
Social security costs                                                   188
Pension costs....................................................        61
                                                                     ------
                                                                      2,372
                                                                     ======

DIRECTORS' EMOLUMENTS

Management remuneration including pension contributions..........       380
Compensation for loss of office..................................         5
                                                                     ------
                                                                        385
                                                                     ======
Emoluments (excluding pension contributions) of the Chairman.....        84
                                                                     ======
Emoluments (excluding pension contributions) of the directors
 fell within the following ranges:                                   NUMBER
(Pounds)25,001 -- (Pounds)30,000.................................         1
(Pounds)65,001 -- (Pounds)70,000.................................         1
(Pounds)70,001 -- (Pounds)75,000.................................         1
(Pounds)85,001 -- (Pounds)90,000.................................         2
                                                                     ======

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996
10. TANGIBLE FIXED ASSETS

                            SHORT
                          LEASEHOLD                                             ASSETS
                          BUILDINGS                              FURNITURE,      HELD
                             AND         PLANT                    COMPUTER      UNDER
                           IMPROVE-       AND         MOTOR      AND OFFICE    FINANCE
                            MENTS      MACHINERY     VEHICLES    EQUIPMENT      LEASES       TOTAL
                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                         ------------ ------------ ------------ ------------ ------------ ------------
Cost:
At 1 July 1995..........     619          834            8         1,523          94         3,078
Additions...............      17          --             6            75         --             98
Disposals...............     --           (11)         --             (2)        --            (13)
                             ---          ---          ---         -----         ---         -----
At 31 March 1996             636          823           14         1,596          94         3,163
                             ---          ---          ---         -----         ---         -----
Accumulated
 depreciation:
At 1 July 1995..........     162          809            2         1,167          88         2,228
Provided during the
 period.................      33           12            2            88           6           141
Disposals...............     --           --           --             (1)        --             (1)
                             ---          ---          ---         -----         ---         -----
At 31 March 1996........     195          821            4         1,254          94         2,368
                             ---          ---          ---         -----         ---         -----
Net book value:
At 31 March 1996........     441            2           10           342         --            795
                             ===          ===          ===         =====         ===         =====

The assets held under finance leases comprise furniture, computer and office equipment.

The assets of SCH International Limited and its subsidiaries have been charged in favour of GiroCredit Bank as security for loans outstanding to SCH International Limited amounting to (Pounds)1,548,750.

11. FIXED ASSETS INVESTMENTS

                                           ASSOCIATED      OWN
                                          UNDERTAKINGS    SHARES       TOTAL
                                          (Pounds)'000 (Pounds)'000 (Pounds)'000
                                          ------------ ------------ ------------
Balance at 1 July 1995...................      44           153          197
Investments made during the period.......     --             59           59
Disposal in the period...................     (44)         (117)        (161)
Provision................................     --            (95)         (95)
                                              ---          ----         ----
                                              --            --           --
                                              ===          ====         ====

All investments are in unquoted companies.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                          9 MONTHS ENDED 31 MARCH 1996

11. FIXED ASSETS INVESTMENTS (CONTINUED)

The above investments are stated at cost less provisions for permanent diminution in value and, in the opinion of the directors, the value of the investments is not less than the value at which they are stated in the accounts.

SCH International Limited disposed of its remaining 40% interest in Delegate Management Services Limited on 11 March 1996.

The company operated an Employee Share Ownership Plan for the purpose of purchasing shares in SCH International Limited from employees who leave the group. The intention was to sell or distribute shares to new and existing employees. Shares held by the trust were disclosed as investment in own shares within fixed assets as the purchases had been financed by a loan from the company. On 13 June 1996 the shares held by the trust were redistributed to employees. The entire share capital of the company was disposed of to Caribiner Holdings (UK) Limited on the same date.

Employees hold options to purchase 58,000 10p ordinary shares in SCH International Limited at 31 March 1996.

The trust holds a total of 1,218,325 10p ordinary shares in SCH International at 31 March 1996.

12. STOCKS AND WORK IN PROGRESS

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Raw materials......................................................       11
Work in progress...................................................    2,896
                                                                       -----
                                                                       2,907
                                                                       =====

13. DEBTORS
                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Trade debtors......................................................    2,419
Other debtors......................................................       84
Prepayments and accrued income.....................................      185
Corporation tax recoverable........................................      113
                                                                       -----
                                                                       2,801
                                                                       =====

                           SCH INTERNATIONAL LIMITED

                          9 MONTHS ENDED 31 MARCH 1996
14. SUNDRY CREDITORS

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Other creditors....................................................      192
Corporation tax....................................................       23
Other taxation and social security.................................      193
Bank loans.........................................................      900
Unsecured loan stock "B"...........................................      116
Accruals and deferred income.......................................    6,607
                                                                       -----
                                                                       8,031
                                                                       =====

15. CREDITORS: amounts falling due after more than one year

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Debenture loans:
 Unsecured loan stock "A"..........................................      104
 Unsecured loan stock "B"..........................................      347
Bank loans.........................................................      649
                                                                       -----
                                                                       1,100
                                                                       =====

16. BORROWINGS

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Analysis of loan repayments

Bank loans and overdrafts
 Within one year or on demand............................................. 1,604
 Between one and two years................................................   649
 Between two and five years...............................................   --
Unsecured loan stock "A"
 Over one year............................................................   104
Unsecured loan stock "B"
 Within one year..........................................................   116
 Over one year............................................................   347
                                                                           -----
                                                                           2,820
                                                                           =====

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996
16. BORROWINGS (continued)

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Due within one year
 Bank overdraft....................................................      704
 Unsecured loan stock "B"..........................................      116
 Bank loans........................................................      900
                                                                       -----
                                                                       1,720
                                                                       -----
Due after more than one year
 Unsecured loan stock "A"..........................................      104
 Unsecured loan stock "B"..........................................      347
 Bank loans........................................................      649
                                                                       -----
                                                                       1,100
                                                                       -----
                                                                       2,820
                                                                       =====

The bank loans are secured by a fixed and floating charge on the assets of the group.

Loan stock "A" and "B" is repayable at any time at the directors' discretion and the option of the stockholders, subject to agreement with GiroCredit Bank. Other than the amounts shown above due within one year, repayment of which has been agreed, the directors understand that no other repayment of loan stock "A" and "B" will be made before 30 June 1996.

Loan stock "A" bears interest at 15% per annum and is unsecured.

Loan stock "B" bears interest at a rate equivalent to the National Westminster Bank PLC base rate on amounts outstanding after 1 December 1992 and is unsecured.

17. PROVISIONS FOR LIABILITIES AND CHARGES

                                                                    (Pounds)'000
                                                                    ------------
Deferred taxation:
At 1 July 1995.....................................................       4
                                                                        ---
At 31 March 1996...................................................       4
                                                                        ===

The amounts of deferred taxation provided in the financial statements are as follows:

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Capital allowances in excess of depreciation.......................       4
                                                                        ===

There was no deferred taxation unprovided in either the current or preceding financial years.

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996

18. SHARE CAPITAL

                                                                    AT 31 MARCH
                                                                        1996
                                                                    (Pounds)'000
                                                                    ------------
Authorised:
5,000,000 ordinary shares of 10p each..............................     500
                                                                        ===
Allotted and fully paid:
3,106,750 (1995--3,106,750) ordinary shares of 10p each............     311
                                                                        ===

GiroCredit Bank has rights under a warrant instrument to subscribe for 279,068 ordinary shares of the Company at 10.53p per share. The warrant is exercisable by GiroCredit Bank at any time on or before 31 December 1999.

19. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                         SHARE
                            SHARE       PREMIUM                  PROFIT AND
                           CAPITAL      ACCOUNT      GOODWILL   LOSS ACCOUNT    TOTAL
                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                         ------------ ------------ ------------ ------------ ------------
Balance at 1 July 1995..     311           14         (3,238)         10        (2,903)
Loss for the period.....     --           --             --         (505)         (505)
                             ---          ---         ------        ----        ------
Balance at 31 March          311           14         (3,238)       (495)       (3,405)
 1996...................     ===          ===         ======        ====        ======

20. FINANCIAL COMMITMENTS

At 31 March 1996 the group was committed to making the following payments during the next year in respect of operating leases:

                                                         LAND AND
                                                        BUILDINGS      OTHER
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Leases which expire:
 Within one year......................................     --            77
 Within two to five years.............................     --           103
 After five years.....................................     385          --
                                                           ---          ---
                                                           385          180
                                                           ===          ===

                           SCH INTERNATIONAL LIMITED

                             NOTES TO THE ACCOUNTS
                         9 MONTHS ENDED 31 MARCH 1996
21. CONTINGENT LIABILITIES

The company has entered into a cross guarantee arrangement with the following group companies:

Spectrum Communications Limited
Mark Wallace Associates Limited

The overdraft facility of all the above companies subject to the cross guarantee totalled (Pounds)150,000 at 31 March 1996.

A loan of (Pounds)1,548,750 advanced to SCH International Limited is secured on all the assets of the group. The total facility available is (Pounds)1,775,000. The company has given a debenture creating charges over its entire assets in order to secure the obligations of the company under the guarantee.

The company is grouped for VAT purposes with certain other group companies. Consequently the company is contingently liable for the VAT liabilities of those other companies.

22. RELATED PARTY TRANSACTIONS

The lease to the premises at 32 Berrymade Road, Chiswick is held by a director of the company. The annual rental under this lease is (Pounds)25,000.

23. ADDITIONAL INFORMATION ON SUBSIDIARY AND ASSOCIATE COMPANIES

                                          COUNTRY OF       PERCENTAGE
                                        INCORPORATION/     OF ORDINARY
                                         REGISTRATION      SHARES HELD
                                    ---------------------- -----------
Spectrum Communications Limited.... England and Wales          100%
Spectrum Communications
 (Birmingham) Limited.............. England and Wales          100%*    Dormant
Mark Wallace Associates Limited.... England and Wales           80%
Spectrum Communications GmbH....... Germany                    100%
Spectrum Communications LLC........ Dubai                       49%*
Spectrum Communications
 International BVI, Limited........ British Virgin Islands     100%     Dormant

  The subsidiary companies are engaged in the production and stage management of conferences.

*  Held by subsidiary company.

  During the year the company sold its remaining 40% share of Delegate Management Services Limited.

                        REPORT OF INDEPENDENT AUDITORS

The Shareholder of General Electric Capital Computer Leasing Corporation

  We have audited the accompanying balance sheet of Total Audio Visual Services (a division of General Electric Capital Computer Leasing Corporation) as of December 31, 1995, and the related statements of operations and divisional equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Audio Visual Services as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Atlanta, Georgia
November 15, 1996

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                    ASSETS
Current assets:
  Cash............................................................. $   995,514
  Accounts receivable, less allowance for doubtful accounts of
   $123,000........................................................   7,644,557
  Resale inventory.................................................     345,566
  Prepaid expenses and other assets................................     399,935
  Deferred tax asset...............................................     170,800
                                                                    -----------
    Total current assets...........................................   9,556,372
Property and equipment, net........................................  10,600,031
Goodwill, net of accumulated amortization of $376,864..............   3,781,769
Purchased software.................................................     176,130
                                                                    -----------
    Total assets................................................... $24,114,302
                                                                    ===========
                       LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
  Accounts payable................................................. $   737,323
  Sales tax payable................................................     376,015
  Accrued payroll..................................................     497,160
  Vacation accrual.................................................     396,304
  Other liabilities................................................     506,415
                                                                    -----------
    Total current liabilities......................................   2,513,217
Deferred tax liability.............................................     820,689
Due to GECCLC......................................................  19,764,975
Divisional equity..................................................   1,015,421
                                                                    -----------
    Total liabilities and divisional equity........................ $24,114,302
                                                                    ===========


                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                 STATEMENT OF OPERATIONS AND DIVISIONAL EQUITY
                          YEAR ENDED DECEMBER 31, 1995

Total revenue...................................................... $45,923,658
Cost of equipment sales............................................   2,757,492
                                                                    -----------
Gross Profit.......................................................  43,166,166
                                                                    -----------
Operating Expenses:
  Payroll and related expenses.....................................  15,603,445
  Rental expense...................................................   2,320,224
  Commission expense...............................................   7,104,104
  Other operating expenses.........................................   6,269,230
  Depreciation and amortization expense............................   2,609,470
  General and administrative expenses..............................   6,914,737
                                                                    -----------
    Total operating expenses.......................................  40,821,210
                                                                    -----------
Operating income...................................................   2,344,956
Other expense:
  Interest expense, net............................................   1,200,000
  Other expense....................................................     211,770
                                                                    -----------
Income before provision for income taxes...........................     933,186
Provision for income taxes.........................................     428,003
                                                                    -----------
Net income.........................................................     505,183
Divisional equity, beginning of year...............................     510,238
                                                                    -----------
Divisional equity, end of year..................................... $ 1,015,421
                                                                    ===========



                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES
Net income....................................................... $   505,183
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization expense..........................   2,609,470
  Deferred tax expense...........................................     428,003
  Changes in operating assets and liabilities:
    Increase in accounts receivable, net.........................    (330,418)
    Decrease in resale inventory.................................     153,579
    Increase in prepaid expenses and other assets................    (199,326)
    Decrease in accounts payable.................................    (309,365)
    Increase in sales tax payable................................     206,576
    Increase in accrued payroll..................................       4,378
    Increase in vacation accrual.................................      19,149
    Decrease in other liabilities................................    (270,358)
                                                                  -----------
Net cash provided by operating activities........................   2,816,871
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of software............................................    (161,130)
Purchases of property and equipment..............................  (5,719,623)
                                                                  -----------
Net cash used in investing activities............................  (5,880,753)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from GECCLC.........................................   3,825,272
                                                                  -----------
Net cash provided by financing activities........................   3,825,272
                                                                  -----------
Net increase in cash.............................................     761,390
Cash at beginning of year........................................     234,124
                                                                  -----------
Cash at end of year.............................................. $   995,514
                                                                  ===========


                See accompanying notes to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Total Audio Visual Services ("TAVS" or the "Company") is a division of General Electric Capital Computer Leasing Corporation ("GECCLC"), which is an indirect wholly-owned subsidiary of General Electric Company ("GE"). TAVS is a provider of audio visual equipment rentals and staging services to companies, as well as hotel audio visual outsourcing services in the United States. TAVS enters into short-term rentals of equipment on a daily, weekly and monthly basis. TAVS also sells equipment to customers.

  GECCLC acquired TAVS in September 1994 for a purchase price of approximately $15,000,000. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of net assets of the business acquired was recorded as goodwill and is being amortized straight-line over 15 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  The Company recognizes revenue at the end of the rental period for rental and service agreements. Sales of equipment are recognized in the period sold.

 Accounts Receivable

  The December 31, 1995 accounts receivable balance includes unbilled revenue of approximately $750,000.

 Resale Inventories

  Inventories are valued at the lower of cost or market using the first-in, first-out method.

 Property and Equipment

  Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of related assets. The estimated useful lives of the assets are five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated life.

 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company plans to adopt SFAS No. 121 in 1996; however, they do not believe the adoption will have a significant impact on the Company.

 Goodwill

  Goodwill represents the excess of the purchase price over the fair value of businesses acquired and is amortized over a 15 year period using the straight-line method. Amortization expense for 1995 totaled approximately $278,000.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

 Advertising

  Advertising costs are expensed as incurred and totaled $34,000 for 1995.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions to minimize credit risk. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs periodic evaluations of its customers' financial condition and generally does not require collateral. At December 31, 1995, accounts receivable from hotel and convention centers approximated $4,359,000.

  The carrying amounts reported in the balance sheet for cash, accounts receivable and accounts payable approximate their fair values.

 Statement of Cash Flows

  Taxes and interest paid in 1995 were settled through the "Due to GECCLC" account and thus no cash was remitted by the Company for these items.

3. RELATED PARTY TRANSACTIONS

  The amount payable to GECCLC represents a net amount due to various entities of GECCLC for services provided or expenses paid by GECCLC on behalf of the Company offset by cash remitted to GECCLC. GECCLC charged interest to TAVS based upon their monthly budgeted net investment in TAVS using an interest rate of approximately 7.25%.

  GECCLC and several of its divisions provide substantial services to the Company, including treasury, tax, financial reporting, legal, payroll, marketing, and information systems. GECCLC charged the Company $180,000 for these services in 1995. These charges are allocated based upon headcount, direct cost or the number of transactions processed. In addition, certain employees of GECCLC, work exclusively for the Company. As a result, the payroll and related benefits for these employees are rebilled to TAVS.

  Management believes that the basis used for allocating these services is reasonable. However, the terms of these transactions may differ from those that would result from transactions among unrelated parties.

  Certain employees are eligible for GE benefits related to health care, pension and a savings and security plan. GECCLC charges the Company a percentage of labor costs for these benefits. Payroll expenses in 1995 includes approximately $2,800,000 of charges for these benefits.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

4. PROPERTY AND EQUIPMENT

  The components of property and equipment as of December 31, 1995 consists of:

     Equipment leased to others.................................... $10,105,581
     Furniture and fixtures........................................   1,621,236
     Leasehold improvements........................................   1,606,474
     Vehicles......................................................     153,682
                                                                    -----------
     Total property and equipment..................................  13,486,973
     Accumulated depreciation and amortization.....................  (2,886,942)
                                                                    -----------
                                                                    $10,600,031
                                                                    ===========

5. LEASE ARRANGEMENTS

  TAVS leases office space for periods up to 5 years under operating lease agreements. These leases are subject to price escalations for certain costs. TAVS leases space at hotels for lease periods less than one year which are cancelable. Total rent expense for all such leases was approximately $644,000 in 1995.

  Future minimum lease payments under the noncancelable operating leases at December 31, 1995, are as follows:

            1996.............................. $  281,988
            1997..............................    256,136
            1998..............................    266,948
            1999..............................    204,928
            2000..............................    101,185
            Thereafter........................        --
                                               ----------
                                               $1,111,185
                                               ==========

6. INCOME TAXES

  The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

     Deferred tax assets:
       Current:
         Accrued expenses........................................... $ 121,600
         Allowance for doubtful accounts............................    49,200
                                                                     ---------
                                                                       170,800
       Non-current:
         Net operating loss.........................................   124,862
                                                                     ---------
                                                                       295,662
     Deferred tax liability:
       Property and equipment.......................................  (945,551)
                                                                     ---------
     Net deferred tax liability..................................... $(649,889)
                                                                     =========

  The provision for income taxes consists of the following components:

     Current........................................................... $    --
     Deferred..........................................................  428,003
                                                                        --------
                                                                        $428,003
                                                                        ========

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:

     Tax expense at statutory rate.................................... $317,283
     State income tax net of federal benefit..........................   55,991
     Non-deductible expenses..........................................   54,729
                                                                       --------
                                                                       $428,003
                                                                       ========

7. SUBSEQUENT EVENTS

  On September 12, 1996, GECCLC signed an Agreement of Purchase and Sale of Assets to sell certain of the assets of TAVS to Caribiner International, Inc. ("Caribiner") for total consideration of approximately $27 million in cash which is subject to certain post-closing adjustments. The transaction closed on September 27, 1996. The December 31, 1995 financial statements do not include any adjustments as a result of this transaction.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                    JUNE 30,
                                                                      1996
                                                                   -----------
                              ASSETS
Current assets:
Cash.............................................................. $    19,084
Accounts receivable, less allowance for doubtful accounts of
 $47,000                                                             9,621,605
Resale inventory..................................................     231,684
Prepaid expenses and other assets.................................     611,499
                                                                   -----------
      Total current assets........................................  10,483,872
Property and equipment, net.......................................  12,210,241
Goodwill, net of accumulated amortization of $51,864..............   3,578,519
Purchased software................................................     386,839
                                                                   -----------
      Total assets................................................ $26,659,471
                                                                   ===========
                LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable.................................................. $ 1,054,301
Sales tax payable.................................................     420,122
Accrued payroll...................................................     155,909
Vacation accrual..................................................     455,470
Other liabilities.................................................     954,971
                                                                   -----------
      Total current liabilities...................................   3,040,773
Deferred tax liability............................................   1,571,871
Due to GECCLC.....................................................  19,904,540
Divisional equity.................................................   2,142,287
                                                                   -----------
      Total liabilities and divisional equity..................... $26,659,471
                                                                   ===========


                 See accompanying note to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                 STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY

                                                          SIX MONTHS ENDED
                                                               JUNE 30
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
                                                       (UNAUDITED)  (UNAUDITED)
Total revenue......................................... $24,295,409  $28,493,990
Cost of equipment sales...............................   1,340,577    1,211,391
                                                       -----------  -----------
Gross Profit..........................................  22,954,832   27,282,599
                                                       -----------  -----------
Operating Expenses:
  Payroll and related expenses........................   7,986,741    8,606,641
  Rental..............................................   1,192,449    1,511,043
  Commission expense..................................   3,960,852    4,872,165
  Other operating expenses............................   3,623,189    3,747,129
  Depreciation and amortization expense...............   1,304,541    1,787,848
  General and administrative expenses.................   3,512,889    4,088,558
                                                       -----------  -----------
Total operating expenses..............................  21,580,661   24,613,384
                                                       -----------  -----------
Operating income......................................   1,374,171    2,669,215
Other income (expense):
  Interest expense, net...............................    (600,000)    (699,693)
  Other income (expense)..............................    (578,345)      79,328
                                                       -----------  -----------
Income before provision for income taxes..............     195,826    2,048,850
Provision for income taxes............................      88,122      921,984
                                                       -----------  -----------
Net income............................................     107,704    1,126,866
Divisional equity, beginning of year..................     510,237    1,015,421
                                                       -----------  -----------
Divisional equity, end of year........................ $   617,941  $ 2,142,287
                                                       ===========  ===========


                 See accompanying note to financial statements.

                          TOTAL AUDIO VISUAL SERVICES
     (A DIVISION OF GENERAL ELECTRIC CAPITAL COMPUTER LEASING CORPORATION)

                            STATEMENTS OF CASH FLOWS

                                                        SIX MONTHS ENDED
                                                             JUNE 30
                                                     ------------------------
                                                        1995         1996
                                                     -----------  -----------
                                                     (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................
Adjustments to reconcile net income to net cash
 provided by operating activities:                   $   107,704  $ 1,126,866
  Depreciation and amortization expense.............   1,304,541    1,787,848
  Deferred tax expenses.............................      88,122      921,982
  Changes in operating assets and liabilities:
    Increase in accounts receivable, net............    (817,588)  (1,977,048)
    Decrease in resale inventory....................     296,789      113,882
    Decrease (increase) in prepaid expenses and
     other assets...................................      59,264     (211,564)
    (Decrease) increase in accounts payable.........    (124,813)     316,978
    Increase in sales tax payable...................     189,966       44,107
    Increase (decrease) in accrued payroll..........       4,378     (341,251)
    Increase in vacation accrual....................      76,248       59,166
    Increase in other liabilities...................   1,005,954      448,556
                                                     -----------  -----------
Net cash provided by operating activities...........   2,190,565    2,289,522
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of software................................     (73,000)    (210,709)
Purchase of property and equipment, net.............  (2,694,304)  (3,194,808)
                                                     -----------  -----------
Net cash used in investing activities...............  (2,767,304)  (3,405,517)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from GECCLC............................     366,936      139,565
                                                     -----------  -----------
Net cash provided by financing activities...........     366,936      139,565
                                                     -----------  -----------
Net decrease in cash................................    (209,803)    (976,430)
Cash at beginning of year...........................     234,124      995,514
                                                     -----------  -----------
Cash at end of year................................. $    24,321  $    19,084
                                                     ===========  ===========

                 See accompanying note to financial statements.

                          TOTAL AUDIO VISUAL SERVICES

                    NOTE TO UNAUDITED FINANCIAL STATEMENTS

1. INTERIM FINANCIAL INFORMATION

  The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles from interim financial information and should be read in conjunction with Total Audio Visual Services' audited financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 1996 and 1995 are not necessarily indicative of the results that may be expected for any other period or for a full fiscal year.

[TWO PHOTOGRAPHS APPEAR HERE]

In October, 1995, Caribiner produced the HOLIDAY INN Worldwide annual Conference in San Antonio, Texas. This four-day event was designed to reward, educate and inform 2,200 delegates made up of hotel owners, partners and franchise holders who came together from around the world. Caribiner drafted speeches, provided speech training, created visual support, produced videos that specifically supported the marketing presentations and provided staging for the event.

[PHOTOGRAPH APPEAR HERE]

Caribiner designed the structure and all visual elements for PHILIP MORRIS' exhibit at the July, 1995 AWMA (American Wholesale Markets Association) trade show. The 30' X 40' booth featured light boxes, motion message signs, a video wall and interactive kiosks. Attendees were able to access information about Philip Morris' incentive program and their current status in it.

In March, 1995, Caribiner designed and developed a series of training tools for KEY PHARMACEUTICALS' UNI-DUR(Registered Trademark) product launch. The training began in the field before the launch event and continued through activities at the on-site product launch meeting. Training tools included computer based learning modules, a series of video presentations and a continuous computer based learning competition which required the sales representatives to demonstrate their mastery of the UNI-DUR(Registered Trademark) product platform.

[TWO PHOTOGRAPHS APPEAR HERE]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
The Company...............................................................   15
Use of Proceeds...........................................................   16
Price Range of Common Stock and Dividend Policy...........................   17
Capitalization............................................................   18
Unaudited Pro Forma Consolidated Financial Information....................   19
Selected Financial and Operating Data.....................................   25
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   27
Business..................................................................   36
Management................................................................   45
Certain Relationships and Transactions with Related Persons...............   51
Principal and Selling Stockholders........................................   53
Description of Capital Stock..............................................   54
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   57
Legal Matters.............................................................   58
Experts...................................................................   58
Additional Information....................................................   58
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,878,200 SHARES



                    [LOGO OF CARIBINER INTERNATIONAL, INC.]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                              ALEX. BROWN & SONS
                                 INCORPORATED
                                  FURMAN SELZ
                            SCHRODER WERTHEIM & CO.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

      SEC registration fee............................................ $ 31,459
      NASD filing fee.................................................   10,882
      New York Stock Exchange listing fee.............................    *
      Blue sky fees and expenses......................................    5,000
      Printing and engraving expenses.................................    *
      Legal fees and expenses.........................................    *
      Accounting fees and expenses....................................  150,000
      Transfer agent and registrar fees...............................    *
      Miscellaneous fees and expenses.................................    *
                                                                       --------
          Total....................................................... $  *

--------
*  To be completed by amendment.

  The Company will bear all of the foregoing fees and expenses.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article Seventh of the Certificate) (filed as Exhibit 3.1 to this Registration Statement) eliminates the liability of the Company's directors to the Company and its stockholders, except for liabilities related to a breach of duty of loyalty to the Company and its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any transaction from which the director derives an improper personal benefit and certain other liabilities and, in the event of an amendment to the DGCL, eliminates such personal liability of the Company's directors to the fullest extent permitted by the DGCL, as so amended.

  Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 of the DGCL further provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (a) and
(b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in the second preceding paragraph against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

  The By-Laws (filed as Exhibit 3.2 to this Registration Statement) require the Company, under certain circumstances, to indemnify any person who is, was or has agreed to become a director, officer, employee or agent against expenses, liability and loss actually and reasonably incurred by him. The By-laws also provide that expenses incurred in connection with a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in the By-laws.

  In addition, the Registrant has obtained directors' and officers' reimbursement and liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities. The risks covered by such policies do not exclude liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1993, the Company has issued and sold the following unregistered securities:

  1. From May, 1993 to May, 1994, the Company issued and sold an aggregate of 602,156 shares of Series A Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock"), to 21 officers and employees of the Company for an aggregate purchase price of $10,549 in cash pursuant to award agreements under the Company's 1993 Management Stock Plan (the "Management Stock Plan").

  2. In July, 1993, pursuant to an exchange offer and merger agreement with certain shareholders of Ingleby Communications Corp. ("ICC"), the Company exchanged shares of Common Stock for shares of the common stock of ICC. An aggregate of 1,869,525 shares of Common Stock were issued in the exchanges to 24 holders of ICC common stock.

  3. From August, 1993 through November, 1995 the Company issued to Warburg as further inducement to make a term loan to the Company of up to $10 million, warrants to purchase an aggregate of 534,505 shares of Common Stock.

  4. From October, 1994 through July, 1995 the Company issued and sold an aggregate of 33,222 shares of Non-Voting Common Stock to two officers and employees of the Company for an aggregate purchase price of $8,730 in cash pursuant to award agreements under the Management Stock Plan.

  5. In November, 1995, the Company issued and sold an aggregate of 87,210 shares of Non-Voting Common Stock to 35 officers and employees of the Company for an aggregate purchase price of $130,625 in cash pursuant to award agreements under the Management Stock Plan.

  6. In April, 1996, the Company granted to an employee options to purchase 2,500 shares of Common Stock at an exercise price of $25.6875 under the Company's 1996 Stock Option Plan.

  7. In June, 1996 the Company issued and sold an aggregate of 31,821 shares of Common Stock to Mark P. Fitzgerald, Warren F. Moore II and Richard C. Hunt in connection with the purchase of substantially all of the assets, and the assumption of certain of the liabilities, of Lighthouse, Ltd.

  8. In July, 1996, the Company granted to employees options to purchase 140,000 shares of Common Stock at an exercise price of $28.875 under the Company's 1996 Stock Option Plan.

  9. In September, 1996, the Company granted to employees options to purchase 8,900 shares of Common Stock at an exercise price of $40.375 under the Company's 1996 Stock Option Plan.

  10. In October, 1996, the Company granted to an employee options to purchase 28,000 shares of Common Stock at an exercise price of $44.75 under the Company's 1996 Stock Option Plan.

  11. In November, 1996, the Company issued 497 shares of Common Stock at a price of $25.125 to Mr. Langton pursuant to the Non-Employee Directors Stock Plan. Pursuant to such Plan, the number of shares of Common Stock issued was determined by dividing $12,500 by $25.125 (the average of the high and low sales price of the Common Stock on the date of Mr. Langton's appointment to the Board of Directors (April 11, 1996)). In addition, in November, 1996, the Company issued to Mr. Langton options to purchase 9,000 shares of Common Stock at an exercise price per share of $42.625.

  12. In November, 1996, the Company granted to an employee options to purchase 5,000 shares of Common Stock at an exercise price of $42.625.

  Except as set forth above, since January 1, 1993, the Company has made no offers or sales of its unregistered securities.

  There were no underwriters employed in connection with any of the transactions set forth above.

  The transactions described above were effected in reliance upon an exemption from the registration requirements of the Securities Act on the basis that such transactions did not involve any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to sell or offer for sale the securities in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS:

      EXHIBIT
      NUMBER                              DESCRIPTION OF DOCUMENT
      -------                             -----------------------
         *1.1   Form of Purchase Agreement
        **3.1   Second Restated Certificate of Incorporation of the Registrant filed March
                15, 1996 with the Secretary of State of the State of Delaware
       ***3.2   Second Amended and Restated By-Laws of the Registrant
       ***4     Specimen of Certificate of Common Stock of the Registrant
         *5     Opinion of Schulte Roth & Zabel LLP (including the consent of such firm)
                regarding the legality of the securities being offered
      ***10.1   1996 Stock Option Plan of the Registrant
      ***10.2   Non-Employee Directors' Stock Plan of the Registrant
      ***10.3   Employment Agreement, dated as of October 1, 1995, between the Registrant and Raymond S. Ingleby

      ***10.4   Employment Agreement, dated as of December 1, 1995, between the Registrant and Arthur F. Dignam
      ***10.5   Employment Agreement, dated as of December 1, 1995, between the Registrant and Mark M. Cohen
        *10.6   Employment Agreement, dated as of July 25, 1995, between the Registrant and Brian Shepherd
        *10.7   Employment Agreement, dated October 14, 1996, between the Registrant and
                Lawrence P. Golen
         10.8   Credit Agreement, dated as of December 4, 1996, among the Registrant,
                Caribiner, Inc., the lenders named therein and the Chase Manhattan Bank, as agent (schedules and exhibits omitted--the Registrant agrees to furnish a copy of any such schedule and exhibit to the Securities and Exchange
                Commission upon request)
      ***10.9   Stockholders Agreement, dated as of March 15, 1996, among the Registrant,
                Warburg, Pincus Investors, L.P. and Raymond S. Ingleby
         11.1   Statement Regarding Computation of Pro Forma Net Income Per Common Share
         11.2   Statement Regarding Computation of Supplementary Pro Forma Income Per
                Common Share
        *21     Subsidiaries of the Registrant
        *23.1   Consent of Schulte Roth & Zabel LLP (included as part of Exhibit 5 hereto)
         23.2   Consent of Ernst & Young LLP, independent auditors

--------
*  To be filed by amendment.
** Included as an exhibit to the Registrant's quarterly report on Form 10-Q for the three months ended March 31, 1996 and incorporated herein by reference.
*** Included as an exhibit to the Registrant's Registration Statement on Form
    S-1 (No. 33-80481) and incorporated herein by reference.

  (b) SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULES:

  The Supplemental Financial Statement Schedules have been intentionally omitted because they are either not required or the information has been included in the Notes to the Consolidated Financial Statements included as part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes as follows:

    1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    2. The undersigned registrant hereby undertakes that:

      (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule

    430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (b) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (c) It will provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 19, 1996.
                                          CARIBINER INTERNATIONAL, INC.

                                                  /s/ Raymond S. Ingleby
                                          By___________________________________
                                            Name: Raymond S. Ingleby
                                            Title: Chairman of the Board
                                                 andChief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Raymond S. Ingleby and David E. Libowitz and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, any subsequent Registration Statement for the same offering which may by filed under Rule 462(b) (a "Rule 462(b) Registration Statement") and any and all pre-or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this Registration Statement or any Rule 462(b) Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents or any of them or any substitute or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


       /s/ Raymond S. Ingleby        Chairman of the Board, Chief  December 19, 1996
____________________________________   Executive Officer and
         Raymond S. Ingleby            Director
        /s/ Arthur F. Dignam         Executive Vice President,     December 19, 1996
____________________________________   Chief Financial and
          Arthur F. Dignam             Administrative Officer and
                                       Secretary (Principal
                                       Financial and Accounting
                                       Officer)
         /s/ Errol M. Cook           Director                      December 19, 1996
____________________________________
           Errol M. Cook
         /s/ Sidney Lapidus          Director                      December 19, 1996
____________________________________
           Sidney Lapidus

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


       /s/ David E. Libowitz         Director                      December 19, 1996
____________________________________
         David E. Libowitz

        /s/ Bryan D. Langton         Director                      December 19, 1996
____________________________________
          Bryan D. Langton

     /s/ Raymond S. Ingleby
By:____________________________
       Raymond S. Ingleby
        Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                  DESCRIPTION OF DOCUMENT                      PAGE
  -------                 -----------------------                  ------------
    *1.1   Form of Purchase Agreement
   **3.1   Second Restated Certificate of Incorporation of the
           Registrant filed March 15, 1996 with the Secretary of
           State of the State of Delaware
  ***3.2   Second Amended and Restated By-Laws of the Registrant
  ***4     Specimen of Certificate of Common Stock of the
           Registrant
    *5     Opinion of Schulte Roth & Zabel LLP (including the
           consent of such firm) regarding the legality of the
           securities being offered
 ***10.1   1996 Stock Option Plan of the Registrant
 ***10.2   Non-Employee Directors' Stock Plan of the Registrant
 ***10.3   Employment Agreement, dated as of October 1, 1995,
           between the Registrant and Raymond S. Ingleby
 ***10.4   Employment Agreement, dated as of December 1, 1995,
           between the Registrant and Arthur F. Dignam
 ***10.5   Employment Agreement, dated as of December 1, 1995,
           between the Registrant and Mark M. Cohen
   *10.6   Employment Agreement, dated as of July 25, 1995,
           between the Registrant and Brian Shepherd
   *10.7   Employment Agreement, dated October 14, 1996, between
           the Registrant and Lawrence P. Golen
    10.8   Credit Agreement, dated as of December 4, 1996, among
           the Registrant, Caribiner, Inc., the lenders named
           therein and the Chase Manhattan Bank, as agent
           (schedules and exhibits omitted--the Registrant
           agrees to furnish a copy of any such schedule and
           exhibit to the Securities and Exchange Commission
           upon request)
 ***10.9   Stockholders Agreement, dated as of March 15, 1996,
           among the Registrant, Warburg, Pincus Investors, L.P.
           and Raymond S. Ingleby
    11.1   Statement Regarding Computation of Pro Forma Net
           Income Per Common Share
    11.2   Statement Regarding Computation of Supplementary Pro
           Forma Income Per Common Share
   *21     Subsidiaries of the Registrant
   *23.1   Consent of Schulte Roth & Zabel LLP (included as part
           of Exhibit 5 hereto)
    23.2   Consent of Ernst & Young LLP, independent auditors

--------
*  To be filed by amendment.
** Included as an exhibit to the Registrant's quarterly report on Form 10-Q for the three months ended March 31, 1996 and incorporated herein by reference.
*** Included as an exhibit to the Registrant's Registration Statement on Form
    S-1 (No. 33-80481) and incorporated herein by reference.